As filed with the Securities and Exchange Commission on February 14, 2013
Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

China Commercial Credit, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	6199	45-4077653
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 1688, Yunli Road, Tongli
Wujiang, Jiangsu Province
People’s Republic of China
(86-0512) 6396-0022
 (Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

National Registered Agents, Inc.
160 Greentree Drive, Suite 101
Dover, Delaware 19904
(800) 550-6724
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all correspondence to:

Ellenoff Grossman & Schole LLP	Blank Rome LLP
Barry I. Grossman, Esq.	Jeffrey A. Rinde, Esq.
Benjamin S. Reichel, Esq.	The Chrysler Building
150 East 42nd Street, 11th Floor	405 Lexington Avenue
New York, NY 10017	New York, NY 10174-0208
Tel: (212) 370-1300	Tel: (212) 885-5335
Fax: (212) 370-7889	Fax: (917) 332-3009

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if smaller reporting company)	Smaller reporting company ☐

Calculation of Registration Fee

Title of Class of Securities to be Registered	Amount to be Registered²	Proposed Maximum Aggregate Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee¹
Common Stock, $0.001 per share	[__________]	$	[____]	$23,000,000	2,635.80
Total	[_____]	$	[____]	$23,000,000	2,635.80

(1)
The registration fee for securities to be offered by the Registrant is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)	Includes [_____] shares of the Registrant’s common stock subject to an option granted to the underwriter solely to cover over-allotments, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be amended. The Company may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED FEBRUARY 14, 2013

China Commercial Credit, Inc.

[_____] SHARES OF COMMON STOCK
OFFERING PRICE OF $[_____] PER SHARE

We are offering [_________] shares of our common stock.  We expect the initial public offering price of the shares to be between $[___] and $[___] per share.  If the initial offering price of the shares is $[___], the mid-point of the price range for this offering, we will offer [_______] shares.  Currently, no public market exists for our common stock.  We intend to apply for the listing of the shares on the NASDAQ Capital Market (“NASDAQ”) under the symbol “[_____],” however no assurance can be given that our application will be approved. If the application is not approved, we will not complete this offering.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.  Investing in our common stock is highly speculative and involves a significant degree of risk.  See “Risk Factors” beginning on page 13 of this prospectus for a discussion of information that should be considered before making a decision to purchase our common stock.

	Per Share(1)	Total
Initial public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to China Commercial Credit, Inc.	$	$

(1)	Based on the mid-point price for this offering.

We have granted the underwriter a [__]-day option to purchase up to an additional [__] shares of our common stock at the public offering price, less the underwriting discount, to cover any over-allotments.

The underwriter expects to deliver the shares against payment in New York, New York, on or about ____, 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Burnham Securities Inc.

The date of this prospectus is ___, 2013

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT, AND THE UNDERWRITER HAS NOT, AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

i

USE OF MARKET AND INDUSTRY DATA

This prospectus includes market and industry data that has been obtained from third party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management’s estimates and assumptions relating to such industries based on that knowledge).  Management’s knowledge of such industries has been developed through its experience and participation in these industries.  While our management believes the third party sources referred to in this prospectus are reliable, neither we nor our management have independently verified any of the data from such sources referred to in this prospectus or ascertained the underlying economic assumptions relied upon by such sources.  Internally prepared and third party market forecasts, in particular, are estimates only and may be inaccurate, especially over long periods of time.  In addition, the underwriter has not independently verified any of the industry data prepared by management or ascertained the underlying estimates and assumptions relied upon by management.  Furthermore, references in this prospectus to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article.  The information in any such publication, report, survey or article is not incorporated by reference in this prospectus.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes, and especially the risks described under “Risk Factors” beginning at page 13. We note that our actual results and future events may differ significantly based upon a number of factors.  The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

All references to “we,” “us,” “our,” “CCC,” “Company,” “Registrant” or similar terms used in this prospectus refer to China Commercial Credit, Inc., a Delaware corporation, including its consolidated subsidiaries and variable interest entities (“VIE”), unless the context otherwise requires. We conduct our business through an operating entity, Wujiang Luxiang Rural Microcredit Co., Ltd., a PRC corporation (“Wujiang Luxiang”), which is a VIE controlled by a wholly-owned subsidiary of ours through a series of contractual arrangements.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau. “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States.

THE COMPANY

General

We are a microcredit company that provides direct loans and loan guarantee services to small-to-medium sized businesses (“SMEs”), farmers and individuals in the city of Wujiang, Jiangsu Province, China. Jiangsu, which is an eastern coastal province, has among the highest population density in China and is home to many of the world’s leading exporters of electronic equipment, chemicals and textiles. As a result, the city of Wujiang ranks as one of the most economically successful cities in China.

The SMEs, both in Jiangsu and other provinces in China, have historically been an under-served segment of the Chinese banking market. Due to the significant demand from SMEs, the number of microcredit companies in China is increasing rapidly. According to the People’s Bank of China (the “PBOC”), there were approximately 5,600 microcredit companies in China with a total outstanding loan balance of over $80 billion as of September 2012.

Many SMEs and farmers have been borrowing at high interest rates from “underground” lenders to finance their operations and growth, contrary to the preferences of Chinese banking authorities. Such high interest rate borrowing makes it difficult for businesses to grow, and also exacerbates China’s concerns about inflation. Consequently, in 2008, the China Banking Regulatory Commission (the “CBRC”) and the PBOC issued the 2008 People’s Bank of China Guidance on the Microcredit Company Pilot (No.23) (“Circular No. 23”) to establish a new type of financial vehicle that would provide microfinance for small borrowers. Pursuant to Circular No. 23 and regulations issued by Jiangsu province, Wujiang Luxiang was established in 2008.

The loans and services that we offer bridge the gap between Chinese state-owned and commercial banks that have not traditionally served the capital needs of SMEs and higher interest rate “underground” lenders. We offer loans to meet borrowing needs with fixed interest rates. We also provide guarantees to enable SMEs to obtain loans from third parties. Thanks to the stable relationships we have with local branches of the state-owned and commercial banks and our stable borrower base, we have been generating significant revenue from the interest income we generate from our direct loan and fee income from our guarantee business. In addition, by consistently adhering to our strict underwriting policies, we have been asked to extend less than 5% of our loans.

Since Wujiang Luxiang’s inception in October 2008, it has developed a large and growing number of borrowers in Wujiang City. As of September 30, 2012, it has built an $81.5 million dollar portfolio of direct loans to 226 borrowers and guaranteed 145 loans aggregating $85.7 million for 113 borrowers. For the year ended December 31, 2011 and the nine months ended September 30, 2012, we generated $10,862,985 and $9,216,372 of net revenue with $8,301,905 and $6,578,458 of net income, respectively.  We strive to optimize every aspect of our operations as we continue to grow our business. We believe that our management team’s expertise in underwriting loans, combined with a growing borrower base, lays a foundation for our continuing growth.

Business Strategy

We intend to implement two primary strategies to expand the size of our Company: (i) expansion of our lending capacity through the cash generated from operations and through increase of our registered capital by debt and/or equity financing and (ii) potential acquisitions of similar microcredit companies in Jiangsu Province, China.

Organic growth will occur through expansion of our direct loan and guarantee operations directed at SMEs and farmers. Our existing loan operations could also be expanded by increasing our registered capital base with a portion of the proceeds of this offering or other financing. According to a policy named “An Opinion Regarding Further Pushing Forward the Reform of Rural Microcredit Companies,” Su Zheng Ban Fa (2011) No. 8 (“Jiangsu Document No. 8”) promulgated by Jiangsu provincial government, our capacity to make loans is limited to two times our registered capital and our capacity to provide guarantees is limited to three times our registered capital. As of September 30, 2012, the registered capital of Wujiang Luxiang was $44,063,863.  Under PRC laws, the registered capital refers to the total amount of equity investment made by the shareholders. Once the registered capital is established, it cannot be used for purposes beyond the approved business scope of that entity.   We believe that as our registered capital increases, we will be able to continue to expand our direct loan and guarantee operations.  Because our target market has been historically underserved by the state-owned and commercial banks in China, we believe there will be a continuously high demand for our services and we will be able to attract a steady flow of borrowers.

Also, we believe that we may have the opportunity to acquire other microcredit companies of similar size and scope in Jiangsu Province, China.  As a result of such acquisitions, we may expand our geographic coverage by obtaining requisite licenses to do business in other cities in Jiangsu province. We intend to actively pursue acquisition opportunities as they arise, although we currently do not have any binding agreement with any acquisition target and there can be no assurance that we will be able to locate any target or negotiate definitive terms with them.

Competitive Strengths

We believe there are several key factors that will continue to differentiate us from other microcredit companies in the city of Wujiang.

●
Experienced Management Team.   We have a senior management team that has time-tested, hands-on experience with a high degree of market knowledge and a thorough understanding of the lending industry in China. Mr. Huichun Qin, our CEO and one of the founders of Wujiang Luxiang, worked at the Suzhou Sub-Branch of PBOC from 1981 to 2008, where he served as deputy director of Accounting Finance Section from 1993 to 2006. From 2006 to 2008, Mr. Qin served as the vice president of Wujiang Sub-Branch of PBOC. Mr. Qin also served as a deputy director at State Administration of Foreign Exchange (the “SAFE”) from 2006 to 2008.  Other members of our management team have an average of 25 years of previous banking, accounting or other relevant experience. We believe that our management’s significant experience in the lending industry and our efficient underwriting process allow us to more accurately judge to whom to lend to and how to structure the loan.

●
Stable Relationship with State-Owned Banks and Commercial Banks.  We have established relationships with local branches of the state-owned and provincial commercial banks.  We have a credit facility agreement with Agricultural Bank of China pursuant to which it extended a line of credit to us, and other state owned banks are interested in extending credit to us. We also have established guarantee cooperation relationships with China Construction Bank, Agricultural Bank of China, Bank of Communications, China CITIC Bank Agriculture Commercial Bank and Jiangsu Bank pursuant to which these banks previously have agreed to accept us as a guarantor for third party loans. Although there is no written understanding between these banks and us with regard to referral of lending business, we believe that the reputation of our management team enables us to maintain and develop good relationships with the local branches of these state owned and commercial banks.

●
Early Entrance and Good Reputation.  We are one of the first microcredit companies approved in the city of Wujiang region. We have strong market recognition among the small borrowers in the city of Wujiang, which we believe should translate into a steady flow of borrowers.

●
Stable Borrower Base. Due to our early entrance that resulted in a sizeable market share, we have been able to retain a stable borrower base with recurring borrowing needs and good repayment track records.

We believe we have the following competitive strengths compared to the local branches of state-owned banks and commercial banks who are permitted to extend credit to microcredit companies.

●	Fast Service. We can close loans more quickly than traditional Chinese banks due to our efficient and liberal underwriting process, which is friendlier to SMEs, farmers and individuals.

●
Favorable Rate to Borrowers with Good Track Records.  We offer favorable rates to borrowers who have a good track record with us, especially to the borrowers who provide real property as collateral.  SMEs may be more willing to establish and maintain good relationship with us than with the local branches of the state-owned and commercial banks who may not be willing to provide as much personalized attention to SMEs.

●
A Greater Willingness to Lend to SMEs. We are focused on providing credit to SMEs, farmers and individuals in the city of Wujiang. With our extensive knowledge and experience working with local SMEs, farmers and individuals, we are better equipped to attract such borrowers and maintain a long-standing relationship with them.

Corporate Structure

China Commercial Credit, Inc. is a holding company that was incorporated under the laws of the State of Delaware on December 19, 2011. The Company, through its indirect wholly-owned subsidiary, Wujiang Luxiang Information Technology Consulting Co. Ltd. (“WFOE”), a limited liability company formed under the laws of the PRC on September 26, 2012, controls our operating entity, Wujiang Luxiang, a company established under the laws of the PRC on October 21, 2008, through a series of contractual arrangements.  CCC International Investment Ltd. (“CCC BVI”), a company incorporated under the laws of the British Virgin Islands on August 21, 2012, is wholly owned by the Company.  CCC BVI wholly owns CCC International Investment Holding Ltd. (“CCC HK”), a company incorporated under the laws of the Hong Kong S.A.R. of the PRC on September 4, 2012.  WFOE is wholly owned by CCC HK.

The following diagram illustrates our corporate structure upon completion of this offering:

(1)	Wujiang Luxiang Shareholders include eleven Chinese companies and one individual, Mr. Huichun Qin, our CEO and Director.
(2)
Pursuant to certain share exchange agreements dated August 7, 2012, 16 PRC individuals exchanged 100% of their equity interests in their respective BVI companies for shares of common stock of CCC. Following the share exchanges, the 16 PRC individuals collectively owned an aggregate of 9,307,373 shares of common stock of CCC and the 16 BVI entities became wholly owned subsidiaries of CCC.  For a detailed discussion of the share exchange transaction, see “Certain Relationship and Related Transactions” beginning on page 82.

There are no PRC state, provincial or local laws, rules and regulations prohibiting or restricting direct foreign equity ownership in companies engaged in microcredit business. However, the provincial authorities regulate microcredit companies through strict licensing requirements and approval procedures.  Direct controlling foreign ownership in a for-profit microcredit company has never been approved by competent Jiangsu government authorities. Based on the current position taken by the competent Jiangsu government authorities, direct foreign ownership of a microcredit company will not be approved in the foreseeable future.

As such, WFOE has entered into a series of contractual arrangements (“VIE Agreements”) with Wujiang Luxiang and its shareholders.  Pursuant to the VIE Agreements, WFOE effectively assumed management of the business activities of Wujiang Luxiang and has the right to appoint all executives, senior management and the members of the board of directors of Wujiang Luxiang.  The VIE Agreements are comprised of a series of agreements, including an Exclusive Business Cooperation Agreement, Share Pledge Agreement, Exclusive Option Agreement, Power of Attorney and Timely Reporting Agreement, through which the WFOE has the right to advise, consult, manage and operate Wujiang Luxiang in return for a service fee approximately equal to 100% of Wujiang Luxiang’s net income.  All shareholders of Wujiang Luxiang, which include 11 Chinese companies and Mr. Huichun Qin, our Chief Executive Officer and Chairman of the Board (collectively the “Wujiang Shareholders”), have pledged their right, title and equity interests in Wujiang Luxiang as security for the WFOE to collect such service fees from Wujiang Luxiang through a Share Pledge Agreement.  In order to further reinforce WFOE’s rights to control and operate Wujiang Luxiang, the Wujiang Shareholders have granted the WFOE an exclusive right and option to acquire all of their equity interests in Wujiang Luxiang through an Exclusive Option Agreement. Wujiang Luxiang received its business license on October 21, 2008 and currently has the necessary license and permits to conduct its business.  A more detailed description of these VIE Agreements is provided under “Business - Our History and Corporate Structure - Contractual Arrangements” on page 58.

We believe that we do not need to obtain approval from the PRC Ministry of Commerce (“MOFCOM”) or China Securities Regulatory Commission (“CSRC”) prior to publicly listing our securities in the United States.  For a discussion of the risks and uncertainties relating to our corporate structure, see “Risk Factors” beginning on page 13.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion & analysis of financial condition and results of operations in this prospectus; (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions, and we do not know if investors will find investing in our common stock less attractive as a result.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We elected to opt out of such extended transition period and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended (“the Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.  Even if we no longer qualify for the exemptions for an emerging growth company, we may still be, in certain circumstances, subject to scaled disclosure requirements as a smaller reporting company. For example, smaller reporting companies, like emerging growth companies, are not required to provide a compensation discussion and analysis under Item 402(b) of Regulation S-K or auditor attestation of internal controls over financial reporting.

Risks Associated With Our Business

Investing in our common stock involves a high degree of risk. Please see the section entitled “Risk Factors” starting on page 13 of this prospectus to read about risks that you should consider carefully before buying shares of our common stock.

Corporate Information

Our principal executive offices are located at No. 1688, Yunli Road, Tongli, Wujiang, Jiangsu Province, China. Our telephone number is (86-0521) 6396-0022. Our agent for service of process is National Registered Agents, Inc. 160 Greentree Drive, Suite 101, Dover, Delaware 19904. Their telephone number is (800) 550-6724. Our website is www.chinacommercialcredit.com. The information on our website is not a part of this prospectus.

THE OFFERING

Securities Being Offered:	[______] shares of CCC common stock, plus over-allotment, if any.

Initial Offering Price:	The purchase price for the shares is between $[___] and [___] per share of common stock.

Number of Common Stock Issued and Outstanding Before the Offering:	11,520,737 shares of our common stock are issued and outstanding as of the date of this prospectus.

Number of Common Stock Issued and Outstanding After the Offering:	[___] shares of our common stock will be issued and outstanding after this offering is completed.

Use of Proceeds:
We intend to use the net proceeds of this offering to increase the registered capital and lending capacity of Wujiang Luxiang and to contribute to the registered capital of WFOE. In the event a strategic acquisition presents itself, including opportunities that can help us promote our business to new borrowers in Jiangsu Province, China, we could use a portion of these proceeds for such acquisition.  In the event that we do not identify any definitive acquisition candidates, we will use such proceeds for working capital and additional lending capacity. For more information on the use of proceeds, see “Use of Proceeds” on page 35.

Proposed NASDAQ Symbol:	[_________]

Risk Factors:
Investing in these securities involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 13.

Dividend Policy:	We declared and paid dividends for the years 2009, 2010 and 2011. We did not declare any dividends for the year 2012. We do not anticipate paying any such dividends for the foreseeable future.

SUMMARY CONDENSED FINANCIAL DATA

The following summary financial data for the fiscal years ended December 31, 2011 and 2010 and for the nine months ended September 30, 2012 and 2011 was derived from the audited financial statements and the unaudited financial statements of Wujiang Luxiang that are included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

Prospective investors should read these summary condensed financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed financial statements and the related notes included elsewhere in this prospectus.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
BALANCE SHEETS

	September 30, 2012	December 31, 2011	December 31, 2010
	(UNAUDITED)
ASSETS

Cash	$1,940,517	$3,549,644	$659,151
Restricted cash	10,280,097	12,443,735	11,866,001
Loans receivable, net of allowance for loan losses $808,679 and $766,673 an $696,321 for September 30, 2012 and December 31, 2011, and 2010 respectively	80,656,374	76,022,989	68,026,982
Due from related parties	-	235,905	908,843
Interests receivable	761,210	666,918	708,836
Tax receivable, net	553,858	559,277	490,144
Property and equipment, net	165,714	50,161	93,197
Other assets	262,769	1,027,800	243,617
Total Assets	$94,620,539	$94,556,429	$82,996,771

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Short-term bank loans	$17,407,818	$23,590,469	$19,691,599
Deposits payable	9,348,997	9,113,229	8,300,009
Due to related party	-	-	121,179
Unearned income from financial guarantee services	898,247	955,047	704,173
Accrual for financial guarantee services	856,803	887,426	719,728
Other current liabilities	595,894	620,029	256,533
Deferred tax liability	290,818	264,040	178,018
Total Liabilities	$29,398,577	$35,430,240	$29,971,239

Shareholders' Equity
Paid-in Capital	$44,063,863	$44,063,863	$44,063,863
Statutory reserve	3,953,316	2,967,237	1,721,952
Retained earnings	13,096,790	8,353,217	5,661,248
Accumulated other comprehensive income	4,107,993	3,741,872	1,578,469
Total Shareholders’ Equity	65,221,962	59,126,189	53,025,532
Total Liabilities and Shareholders’ Equity	$94,620,539	$94,556,429	$82,996,771

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Nine Months Ended
	September 30, 2012	September 30, 2011
	(UNAUDITED)	(UNAUDITED)
Interest Income
Interests and fees on loans	$8,784,655	$7,222,899
Interests and fees on loans-related party	3,236	64,268
Interests on deposits with banks	238,372	191,192
Total interest and fees income	9,026,263	7,478,359

Interest expense
Interest expense on short-term bank loans	(1,069,990)	(832,704)
Interest expense on short-term borrowings-related party	-	(260,802)
Net interest income	7,956,273	6,384,853

Provision for loan losses	(37,276)	(30,150)
Net interest income after provision for loan losses	7,918,997	6,354,703

Commissions and fees on financial guarantee services	1,261,145	1,101,340
Commissions and fees on financial guarantee services – related party	-	10.256
Under/(over) provision on financial guarantee services	36,230	(51,744)
Commission and fees on guarantee services, net	1,297,375	1,059,852

NET REVENUE	9,216,372	7,414,555

Non-interest income
Government incentive	175,557	67,339
Other non-interest income	135,896	102,049
Total non-interest income	311,453	169,388

Non-interest expense
Salaries and employee surcharge	(508,900)	(408,461)
Rental expenses	(191,285)	(185,947)
Business taxes and surcharge	(367,862)	(315,678)
Other operating expense	(761,014)	(409,183)

Total non-interest expense	(1,829,061)	(1,319,269)

INCOME BEFORE PROVISION FOR INCOME TAXES	7,698,764	6,264,674
Provision for income taxes	(1,120,306)	(773,190)
NET INCOME	6,578,458	5,491,484
Other comprehensive income
Foreign currency translation adjustment	366,121	1,945,168
COMPREHENSIVE INCOME	$6,944,579	$7,436,652

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2011	2010
Interest income
Interests and fees on loans	$10,854,752	$8,699,589
Interests and fees on loans-related party	72,830	129,225
Interests on deposits with banks	248,262	139,169
Total interest income	11,175,844	8,967,983

Interest expense
Interest expense on short-term bank loans	(1,237,312)	(954,776)
Interest expense on short-term borrowings-related party	(346,921)	-
Net interest income	9,591,611	8,013,207

Provision for loan losses	(42,994)	(122,090)
Net interest income after provision for loan losses	9,548,617	7,891,117

Commissions and fees on guarantee services	1,441,942	1,319,010
Commissions and fees on guarantee services-related party	10,297	25,785
Allowance for losses on guarantee services	(137,871)	(198,904)
Commission and fees on guarantee services, net	1,314,368	1,145,891

NET REVENUE	10,862,985	9,037,008

Other non-interest income
Subsidy income	623,345	418,503
Other non-interest income	102,487	118,732
Total other non-interest income	725,832	537,235

Other non-interest expense
Salaries and employee surcharge	(838,572)	(766,987)
Rental expenses	(248,911)	(215,392)
Business taxes and surcharge	(528,286)	(396,182)
Other operating expense	(480,587)	(412,115)

Total non-interest expense	(2,096,356)	(1,790,676)

INCOME BEFORE PROVISION FOR INCOME TAXES	9,492,461	7,783,567
Provision for income taxes	(1,190,556)	(975,733)
NET INCOME	8,301,905	6,807,834

Other comprehensive income
Foreign currency translation adjustment	2,163,403	1,697,442
COMPREHENSIVE INCOME	$10,465,308	$8,505,276

RISK FACTORS

An investment in our common stock involves a high degree of risks.  You should carefully consider the following material risk factors and other information in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and prospects for growth could be seriously harmed. As a result, the trading price, if any, of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

Our limited operating history makes it difficult to evaluate our business and prospects.

Wujiang Luxiang commenced operations in October 2008 and has a limited operating history. As of September 30, 2012, we have built an $81.5 million dollar portfolio of direct loans to 226 borrowers and have provided a total of $85.7 million in guarantee services for 113 borrowers.  For the year ended December 31, 2011 and the nine months ended September 30, 2012, we generated $10,862,985 and $9,216,372 of net revenue with $8,301,905 and $6,578,458 of net income, respectively. However, our growth rate since 2008 may not be indicative of our future performance. We may not be able to achieve similar results or grow at the same rate as we did in the past. It is also difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets such as the microcredit industry, may be exposed. We will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

o	obtain sufficient working capital and increase our registered capital to support expansion of our loan portfolio;
o	comply with any changes in the laws and regulations of the PRC or local province that may affect our lending operations;
o	expand our borrowers base;
o	maintain adequate control of default risks and expenses allowing us to realize anticipated revenue growth;
o	implement our customer development, risk management and acquisition strategies and adapt and modify them as needed;
o	integrate any future acquisitions; and
o
anticipate and adapt to changing conditions in the Chinese lending industry resulting from changes in government regulations, mergers and acquisitions involving our competitors, and other significant competitive and market dynamics.

If we are unable to address any or all of the foregoing risks, our business may be materially and adversely affected.

Our current operations in China are territorially limited to the city of Wujiang.

In accordance with the PRC state and provincial laws and regulations with regard to microcredit companies, we are not allowed to make loans and provide guarantees to businesses and individuals located outside of the city of Wujiang.  Our future growth opportunities depend on the growth and stability of the economy in the city of Wujiang. A downturn in the local economy or the implementation of local policies unfavorable to SMEs may cause a decrease in the demand for our loan or guarantee services and may negatively affect borrowers’ ability to repay their loans on a timely basis, both of which could have a negative impact on our profitability and business.

If the Jiangsu government subsidy we currently receive from the Jiangsu government for loans to farmers is not renewed, we would suffer a loss of revenues.

Pursuant to certain Jiangsu government policies on promotion of rural economic reform, the interest on loans to farmers is subsidized by the government. Therefore, we charge the farmers at a rate lower than that of loans to SME’s. A portion of the difference between the lower rate charged to farmers and the rate charged to SME’s is remitted to us annually by the Jiangsu government as a government subsidy.  We also received other types of government subsidies from Jiangsu government which are, among other things, intended to incentivize microcredit companies to establish and maintain strict financial operation systems. Applicants for these subsidies are required to apply for such subsidies annually.  The standards for granting such subsidy could be flexible and the number of applicants applying for such subsidies varies from year to year. In addition, the amount of funds which will be available for the Jiangsu government to use for these government subsidies each year is uncertain and depend on the needs of microeconomic development of Jiangsu province and the government’s budget.   In the event our application for such subsidy in the future is not granted or the funds we receive are reduced, we would suffer loss of revenues.

Changes in the interest rates and spread could have a negative impact on our revenues and results of operations.

Our revenues and financial condition are dependent on interest income, which is the difference between interest earned from loans we provide and interest paid to the lines of credit we obtain from other financial institutions.  The narrowing interest rate spread could adversely affect our earnings and financial conditions.  If we are not able to control our funding costs or adjust our lending interest rate in a timely manner, our interest margin will decline. In addition, the interest rates we charge to the borrowers in our direct loan business are linked to the PBOC benchmark interest rate (the “PBOC Benchmark Rate”).  The PBOC Benchmark Rate may fluctuate significantly due to changes in the PRC government’s monetary policy.  Due to the restriction that our interest rate cannot be higher than three times the PBOC Benchmark Rate pursuant to certain Jiangsu banking regulations released in October 2012, if we have to reduce the interest rate we charge the borrowers to reflect the decrease of the PBOC Benchmark Rate, we may suffer loss of interest income.

As a microcredit company, our business is subject to greater credit risks than larger lenders, which could adversely affect our results of operations.

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay the outstanding loans in our direct loan business or that we may not recover the full amount of the payment we made to the lender in our guarantee business. As a microcredit company, we extend credits to SMEs, farmer and individuals.  These borrowers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy.  Such borrowers may expose us to greater credit risks than lenders lending to larger, better-capitalized state-owned businesses with longer operating histories.  Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure and other factors beyond our control may increase our credit risk more than such events would affect larger lenders. In addition, we are only permitted to provide financial services to borrowers located in the city of Wujiang, therefore our ability to diversify our economic risks is limited by the local markets and economies.  Also, decreases in local real estate value could adversely affect the value of the real property used as collateral in our direct loan and guarantee business.  Such adverse changes in the local economy may have a negative impact on the ability of borrowers to repay their loans and our results of operations and financial condition may be adversely affected.

Our allowance for loan losses may not be sufficient to absorb future losses or prevent a material adverse effect on our business, financial condition, or results of operations.

Our risk assessment procedure uses historical information to estimate any potential losses based on our experience, judgment, and expectations regarding our borrowers and the economic environment in which we and our borrowers operate. The allowance for both loan losses and guarantee services were estimated based on 1% of the quarterly outstanding loan and guarantee portfolio balances. We believe we are required to make allowance for loan loss pursuant to “The Guidance on Provisioning for Loan Losses” (the “Provision Guidance”) issued by PBOC. However, our implementation of the measurements set forth in the Provision Guidance, especially the Five-Tier approach in making the specific reserve, may be deemed not in compliance with the applicable banking regulations. Our loan loss reserves may not be sufficient to absorb future loan losses or prevent a material adverse effect on our business, financial condition, or results of operations.

Increase to the allowance for loan losses may cause our net income to decrease.

Our business is subject to fluctuations based on local economic conditions. These fluctuations are not predictable nor within our control and may have a material adverse impact on our operations and financial condition.  We may decide to increase allowance for loan losses in light of the lack of clarity in the applicable banking regulations with regard to microcredit companies.  The regulatory authority may also require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different from those of our management.  Any increase in the allowance for loan losses will result in a decrease in net income and may have a material adverse effect on our financial condition and results of operations.

We lack product and business diversification. Accordingly, our future revenues and earnings are more susceptible to fluctuations than a more diversified company.

Our primary business activities include offering direct loans and providing guarantee services to our customers. If we are unable to maintain and grow the operating revenues from our business, our future revenues and earnings are not likely to grow and could decline. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

Competition in the microcredit industry is growing and could cause us to lose market share and revenues in the future.

We believe that the microcredit industry is an emerging market in China.  We may face growing competition in the microcredit industry and we believe that the microcredit market is becoming more competitive as this industry matures and begins to consolidate. We currently compete with traditional financial institutions, other microcredit companies, and some cash-rich state-owned companies or individuals that lend to SMEs. Some of our competitors have larger and more established borrower bases and substantially greater financial, marketing and other resources than we have. As a result, we could lose market share and our revenues could decline, thereby affecting our earnings and potential for growth.

There may be conflicts of interest between Mr. Huichun Qin’s role as the Chairman of the Board and CEO of our company and his role as the chairman of the board of a related entity.

Mr. Qin is the founder of Wujiang Luxiang and has been the Chairman of the Board of Directors and Chief Executive Officer of the Company since January 1, 2013.  He is also the chairman of board and shareholder of Suzhou Rongshengda Investment Holding Co., Ltd. (“Rongshengda”), which is one of the Wujiang Luxiang Shareholders.   Wujiang Luxiang made certain loans to Rongshengda Investment in 2011 and such loans were repaid in full in November 2011. There may be future transactions between Wujiang Luxiang and Rongshengda.  Despite Mr. Qin’s fiduciary duty to us as a director and officer, in the event such conflicts arise, he may not act in our best interests and such conflicts of interest may not be resolved in our favor.

Our business depends on the continuing efforts of our management. If we lose their services, our business may be severely disrupted.

Our business operations depend on the continuing efforts of our management, particularly the executive officers named in this prospectus. If one or more of our management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We may not be able to successfully enforce any contractual rights we have with our management team, in particular in China, where all of these individuals reside and where our business is operated through Wujiang Luxiang through various VIE Agreements. As a result, our business may be negatively affected due to the loss of one or more members of our management.

We require highly qualified personnel and if we are unable to hire or retain qualified personnel, we may not be able to grow effectively.

Our future success also depends upon our ability to attract and retain highly qualified personnel. Expansion of our business and our management will require additional managers and employees with industry experience, and our success will be highly dependent on our ability to attract and retain skilled management personnel and other employees. We may not be able to attract or retain highly qualified personnel. Competition for skilled personnel is significant in China. This competition may make it more difficult and expensive to attract, hire and retain qualified managers and employees.

We may have difficulty in establishing adequate management and financial controls in China.

The PRC has only recently begun to adopt the management and financial reporting concepts and practices that investors in the United States are familiar with.  We may have difficulty in hiring and retaining employees in China who have the experience necessary to implement the kind of management and financial controls that are required of a United States public company.  If we cannot establish such controls, or if we are unable to collect the financial data required for the preparation of our financial statements, or if we are unable to keep our books and accounts in accordance with the United States accounting standards for business, we may not be able to continue to file required reports with the Securities and Exchange Commission (the “SEC”), which would likely have a material adverse affect on the performance of our shares of common stock.

We do not foresee paying cash dividends in the foreseeable future and, as a result, our investors’ sole source of gain will depend on capital appreciation, if any.

We do not plan to declare or pay any cash dividends on our shares of common stock in the foreseeable future and currently intend to retain any future earnings for funding growth. As a result, investors should not rely on an investment in our securities if they require the investment to produce dividend income. Capital appreciation, if any, of our shares may be investors’ sole source of gain for the foreseeable future.

We are in the process of registering the pledge of shares by Wujiang Luxiang shareholders with the relevant authority, and we may not be able to enforce the share pledges against any third parties who acquire the shares in good faith in Wujiang Luxiang before the pledges are registered.

Each shareholder of Wujiang Luxiang, has pledged all of their shares in Wujiang Luxiang to WFOE. A share pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. We are in the process of registering the pledges. Prior to the completion of such registrations, we may not be able to successfully enforce the share pledges against any third parties who have acquired property right interests in good faith in the equity interests in Wujiang Luxiang.

Our bank accounts are not insured or protected against loss.

We maintain our cash with various banks located in China. Our cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we could lose the cash on deposit with that particular bank or trust company.

Risks Relating to Doing Business in China

A slowdown of the Chinese economy or adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

We are a holding company and all of our operations are entirely conducted in the PRC.  Although the PRC economy has grown in recent years, such growth may not continue. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our loan and guarantee services and may have a materially adverse affect on our business.

China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has grown significantly over the past few decades, this growth has remained uneven across different periods, regions and economic sectors.

The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any actions and policies adopted by the PRC government could negatively impact the Chinese economy, which could materially adversely affect our business.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activities and greater economic decentralization.  However, the government of the PRC may not continue to pursue these policies, or may significantly alter these policies from time to time without notice.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China.  Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our business.  Consequently, we cannot clearly foresee the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors.

Our microcredit business is subject to extensive regulation and supervision by state, provincial and local government authorities, which may interfere with the way we conduct our business and may negatively impact our financial results.

We are subject to extensive and complex state, provincial and local laws, rules and regulations with regard to our loan and guarantee operations, capital structure, allowance for loan losses, among other things, as set out in the section “Business - Applicable Government Regulations” on page 70 of this prospectus.  These laws, rules and regulations are issued by different central government ministries and departments, provincial and local governments while enforced by different local authorities in the city of Wujiang. In addition, it is not clear whether microcredit companies are subject to certain banking regulations the state-owned and commercial banks are subject to, including the regulation with regard to loan loss reserves. Therefore the interpretation and implementation of such laws, rules and regulations may not be clear and occasionally we have to depend on oral inquiries with local government authorities. As a result of the complexity, uncertainties and constant changes in these laws, rules and regulation, including changes in interpretation and implementation of such, our business activities and growth may be adversely affected if we do not respond to the changes in a timely manner or are found to be in violation of the applicable laws, regulations and policies as a result of a different position from ours taken by the competent authority in the interpretation of such applicable laws, regulations and policies.  If we were found to be not in compliance with these laws and regulations, we may be subject to sanctions by regulatory authorities, monetary penalties and/or reputation damage, which could have a material adverse affect on our business operation and profitability.

We may be subject to administrative sanctions in the event the extension we obtained on contribution of WFOE’s registered capital is reversed or determined to be not effective.

Pursuant to Foreign Wholly-Owned Enterprise Law and relevant implementation rules, 20% of the registered capital of WFOE is required to be contributed within three months and the remainder be contributed within two years after the business license is granted. We have not made any contribution within the three month period after WFOE obtained its business license on September 26, 2012.   We plan on using part of the proceeds from this offering to contribute to the registered capital of WFOE.  Based on our oral inquiries with the local Commission of Commerce of Wujiang, we were told that the competent authority would refrain from taking specific administrative measures against us until June 30, 2013. We believe further extension may be approved in the event this offering is not consummated by then.  In the event such extension is reversed or found to be not valid by a higher authority, we may be subject to administrative sanctions, including monetary penalties and revocation of the certificate of approval and the business license.

We may be subject to administrative sanctions in the event we are found to have charged excessive interest rates on the direct loans we extended.

Prior to August 7, 2012, the maximum interest rate a microcredit lender was allowed to charge on microcredit loans was four times the PBOC’s Benchmark Rate, according to PBOC’s Notice on Cracking Down on the Underground Lenders and Lending at Excessive High Interest Rate promulgated by PBOC and Several Opinion Regarding the Trial of Cases promulgated by Supreme Court of PRC.  In 2010 and 2011, we made loans with terms less than three months to a few borrowers, which loans may be found to have been at interest rates higher than the permissible rate.  In the event the government authority determines the rates we charged on those loans were excessive, we may be subject to sanctions by the competent authority which may include suspension of operation and revocation of business license.

Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based upon U.S. laws, including the federal securities laws or other foreign laws against us or our management.

All of our operations are conducted in China, and all of our assets are located in China. A majority of our officers are nationals or residents of the PRC and a substantial portion of their assets are located outside the United States. As a result, Dacheng Law Firm, our counsel as to PRC law, has advised us that it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce judgments against us which are obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Dacheng Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws, national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Dacheng Law Firm has also advised us that in the event that shareholders originate an action against a company without domicile in China for disputes related to contracts or other property interests, the PRC courts may accept a course of action if (a) the disputed contract was concluded or performed in the PRC, or the disputed subject matter is located in the PRC, (b) the company (as defendant) has properties that can be seized within the PRC, (c) the company has a representative organization within the PRC, (d) the parties choose to submit to jurisdiction of the PRC courts in the contract, or (e) the contract is executed or performed within the PRC. The action may be initiated by the shareholder through filing a complaint with the PRC courts. The PRC courts will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same right as PRC citizens and companies in an action unless such foreign country restricts the rights of PRC citizens and companies.

WFOE’s ability to pay dividends to us may be restricted due to foreign exchange control and other regulations of China.

As an offshore holding company, we may rely principally on dividends from our subsidiary in China, WFOE, for our cash requirements, including paying dividends or making other distributions to our shareholders.  Under the applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside a portion of its after-tax profit to fund specific reserve funds prior to payment of dividends. In particular, at least 10% of its after-tax profits based on PRC accounting standards each year is required to be set aside towards its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

Furthermore, WFOE’s ability to pay dividends may be restricted due to foreign exchange control policies and the availability of its cash balance. Substantially all of our operations are conducted in China and all of our revenue received, by WFOE through VIE arrangement, are denominated in RMB. RMB is subject to exchange control regulation in China, and, as a result, we may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. Dollars.

The lack of dividends or other payments from WFOE may limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund, and conduct our business. Our funds may not be readily available to us to satisfy obligations which have been incurred outside the PRC, which could adversely affect our business and prospects or our ability to meet our cash obligations. Accordingly, if we do not receive dividends from WFOE, our liquidity, financial condition and ability to make dividend distributions to our stockholders will be materially and adversely affected.

There is uncertainty in the preferential tax treatment we currently enjoy. Any change in the preferential tax treatment we currently enjoy in the PRC may materially adversely impact our net income.

Effective January 1, 2008, the New Enterprise Income Tax Law of PRC stipulates that domestically owned enterprises and foreign invested enterprises (the “FIEs”) are subject to a uniform income tax rate of 25%. While the New Enterprise Income Tax Law equalizes the income tax rates for FIEs and domestically owned enterprises, preferential tax treatment may continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, regardless of whether these are domestically-owned enterprises or FIEs. Pursuant to the Jiangsu Document No. 132 issued in November 2009, microcredit companies in Jiangsu Province is subject to preferential tax rate of 12.5%. As a result, Wujiang Luxiang has been subject to the preferential income tax rate of 12.5% since its inception in 2008. The taxation practice implemented by the tax authority governing our business is that we pay enterprise income taxes at a rate of 25% on a quarterly basis, and upon annual tax settlement done by the Company and the tax authority within five (5) months after December 31, the tax authority will refund us the excess enterprise income taxes we paid beyond the rate of 12.5%. In addition, Wujiang Luxiang has been subject to business tax at the preferential rate of 3% since its inception in 2008.

In April 2012 Wujiang Luxiang received a notice from local tax authority that Wujiang Luxiang’s direct loan business is qualified to enjoy a preferential tax rate of 12.5% for income tax and 3% for business tax under the Jiangsu Document 132, but its taxable income arising from the guarantee business is still subject to a standard tax rate of 25% for income tax and 5% for business tax. Local tax authority required Wujiang Luxiang to implement the above-mentioned policy starting with the tax filing for 2011 which was filed in April 2012, and the policy applies to all years thereafter.  Wujiang Luxiang evaluated the impact of the changed policy on the income tax provision on the issued financial statements of 2011, and determined the understated income tax for 2011 was $159,881. Wujiang Luxiang determined the underpayment was comparatively minimal as it accounted for 3% of net income of 2011, thus it recorded the underpayment of $159,881 in the financial statements for the nine months ended September 30, 2012. There is no underpayment penalty assessed.

There is a risk that the competent tax authority may decide that Wujiang Luxiang will not be eligible for the preferential tax rates for the direct loan business in the future. Moreover, the PRC government could eliminate any of these preferential tax treatments before their scheduled expiration. Expiration, reduction or elimination of such preferential tax treatments will increase our income tax expenses and in turn decrease our net income.

There is uncertainty in the policy at the state and provincial levels as to how the direct loan and guarantee businesses carried out by the microcredit companies shall be treated with regard to income tax and business tax.   If the tax authority determines that the income tax, business tax or other applicable tax we previously paid were less than what was required, we may be requested to make payment for the overdue tax and interest on the overdue payment.

Our global income may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which could have a material adverse effect on our results of operations.

Under the PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, which became effective in January 2008, an enterprise established outside of the PRC with a “de facto management body” located within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finance and treasury, and acquisition and disposition of properties and other assets of an enterprise.” On April 22, 2009, the State Administration of Taxation, or the SAT, issued a circular, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although the SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the resident status of all offshore enterprises for the purpose of PRC tax, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a PRC resident enterprise and may therefore be subject to the 25% enterprise income tax on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. In addition to the uncertainty regarding how the new PRC resident enterprise classification for tax purposes may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

Fluctuations in the foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition.

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over three years. From July 2008 until June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the RMB against foreign currencies. On June 20, 2010, the PBOC announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. We cannot predict how this new policy will impact the RMB exchange rate.

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in the RMB. Any significant fluctuations in the exchange rate between the RMB and the U.S. dollar may materially adversely affect our cash flows, revenues, earnings and financial position, and the amount of and any dividends we may pay on our common stock in U.S. dollars. In addition, any fluctuations in the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Future inflation in China may inhibit economic activity and adversely affect our operations.

The Chinese economy has experienced periods of rapid expansion in recent years which can lead to high rates of inflation or deflation.  This has caused the PRC government to, from time to time, enact various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation.  High inflation may in the future cause the PRC government to once again impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China.  Any action on the part of the PRC government that seeks to control credit and/or prices may adversely affect our business operations.

PRC laws and regulations have established more complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Further to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, the Anti-monopoly Law of the PRC, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM or the MOFCOM Security Review Rules, was issued in August 2011, which established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review and or security review.

The MOFCOM Security Review Rules, effective from September 1, 2011, which implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, further provide that, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of substance over form should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

Further, if the business of any target company that we plan to acquire falls into the scope of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our initial public offering or other financing activities to make loans or capital increase contributions to our PRC operating subsidiaries, which could materially adversely affect our liquidity and ability to fund and expand our business.

In utilizing the proceeds from this initial public offering or in other future financing activities, as an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries or finance our operating entity by means of shareholder’s loans or capital contributions. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries, and shall be registered with SAFE, or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, shall be approved by MOFCOM, or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital increase contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans according to the loan agreement. Furthermore, SAFE promulgated a circular on November 19, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Circular 142 and Circular 59 may significantly limit our ability to transfer the net proceeds from our initial public offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

As our ultimate holding Company is a Delaware corporation, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in the PRC  Our employees or other agents may unfortunately engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Recent SEC’s administrative proceedings against the China affiliates of the five multi-national accounting firms may lead to the deregistering of Chinese accounting firms by the PCAOB, which may affect our ability to engage qualified independent auditors.

The SEC recently commenced administrative proceedings against BDO China Dahua Co. Ltd., Deloitte Touche Tohmatsu Certified Public Accountants Ltd., Ernst & Young Hua Ming LLP, KPMG Huazhen (Special General Fund) and PricewaterhouseCoopers Zhong Tian CPAs Limited for refusing to produce audit work papers and other documents related to PRC-based companies under investigation by the SEC for potential accounting fraud against U.S. investors.  The SEC has launched an initiative to address concerns arising from reverse mergers and foreign issuers.  The SEC charged these accounting firms with violations of the Securities Exchange Act and the Sarbanes-Oxley Act, which requires foreign public accounting firms to provide, upon the request of the SEC, audit work papers involving any company trading on U.S. markets.  Under PRC law, auditors are not permitted to hand over audit work papers as books and records of Chinese companies are afforded protection of secrecy laws.   We are not in a position to assess the outcome or ramifications of these ongoing proceedings and investigations.  Unless the PRC government changes its secrecy laws, there are risks that the Public Company Accounting Oversight Board (“PCAOB”) may deregister Chinese accounting firms whose audit work papers the PCAOB cannot inspect and such deregistering of Chinese accounting firms by the PCAOB would, in turn, make it difficult for us to engage qualified independent auditors.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may distract our management from growing our company. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

Upon consummating of this offering, we will be regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC filings and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of our company, our SEC reports, other filings or any of our other public pronouncements.

Risks Related to Our Corporate Structure

We conduct our business through Wujiang Luxiang by means of contractual arrangements. If the Chinese government determines that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such Chinese laws and regulations may materially and adversely affect our business.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between WFOE and Wujiang Luxiang.    Although we have been advised by our PRC counsel, Dacheng Law Firm, that based on their understanding of the current PRC laws, rules and regulations, the structure for operating our business in China (including our corporate structure and contractual arrangements with Wujiang Luxiang and its shareholders) comply with all applicable PRC laws, rules and regulations, and do not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, the PRC regulatory authorities may determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, our contractual arrangements will become invalid or unenforceable.

If WFOE, Wujiang Luxiang, or their ownership structure or the contractual arrangements, are determined to be in violation of any existing or future PRC laws, rules or regulations, or WFOE or Wujiang Luxiang fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of WFOE or Wujiang Luxiang;

●	discontinuing or restricting the operations of WFOE or Wujiang Luxiang;

●	imposing conditions or requirements with which we, WFOE or Wujiang Luxiang may not be able to comply;

●	requiring us, WFOE or Wujiang Luxiang to restructure the relevant ownership structure or operations;

●	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; or

●	imposing fines.

The imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

Under the PRC Property Rights Law that became effective on October 1, 2007, we are required to register with the relevant government authority the security interests on the equity interests in Wujiang Luxiang granted to us under the Share Pledge Agreements that are part of the contractual arrangements. We intend to use our best efforts to complete such registration. However, failure to complete such registration may result in such equity pledge rights not coming into effect until the registration has been duly completed. In addition, new PRC laws, rules and regulations may be introduced from time to time to impose additional requirements that may be applicable to our contractual arrangements.

On or around September 2011, various media sources reported that the China Securities Regulatory Commission (the “CSRC”) had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide. If our ownership structure, contractual arrangements or businesses of Wujiang Luxiang are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities, including the CSRC, would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of Wujiang Luxiang, revoking the business licenses or operating licenses of Wujiang Luxiang, shutting down our servers or blocking our website, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations.

Our contractual arrangements with Wujiang Luxiang may not be effective in providing control over Wujiang Luxiang.

All of our revenue and net income is derived from Wujiang Luxiang. According to our inquiries with Jiangsu provincial authorities, provincial foreign equity ownership in companies engaged in microcredit services in Jiangsu Province has never been approved and such position will not change in the foreseeable future.  Therefore, we do not intend to have an equity ownership interest in Wujiang Luxiang but rely on contractual arrangements with Wujiang Luxiang to control and operate its business.   However, these contractual arrangements may not be effective in providing us with the necessary control over Wujiang Luxiang and its operations.  Any deficiency in these contractual arrangements may result in our loss of control over the management and operations of Wujiang Luxiang, which will result in a significant loss in the value of an investment in our Company. Because of the practical restrictions on direct foreign equity ownership imposed by the Jiangsu provincial government authorities, we must rely on contractual rights through our VIE structure to effect control over and management of Wujiang Luxiang, which exposes us to the risk of potential breach of contract by the shareholders of Wujiang Luxiang. In addition, as Wujiang Luxiang is jointly owned by its shareholders, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic enterprises by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

On August 8, 2006, MOFCOM, joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation (the “SAT”), the State Administration for Industry and Commerce (the “SAIC”), and SAFE, jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the "M&A Rules"), which took effect as of September 8, 2006, and as amended on June 22, 2009. This regulation, among other things, has certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

The application of the M&A Rules with respect to our corporate structure and to this offering remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. We believe that the MOFCOM and CSRC approvals under the M&A Rules were not required in the context of our share exchange transaction because at such time the share exchange was a foreign related transaction governed by foreign laws, not subject to the jurisdiction of PRC laws and regulations. However, we cannot be certain that the relevant PRC government agencies, including the CSRC and MOFCOM, would reach the same conclusion, and we cannot be certain that MOFCOM or the CSRC will not deem that the transactions effected by the share exchange circumvented the M&A Rules, and other rules and notices, or that prior MOFCOM or CSRC approval is required for this offering. Further, we cannot rule out the possibility that the relevant PRC government agencies, including MOFCOM, would deem that the M&A Rules required us or our entities in China to obtain approval from MOFCOM or other PRC regulatory agencies in connection with WFOE’s control of Wujiang Luxiang through contractual arrangements.

If the CSRC, MOFCOM, or another PRC regulatory agency subsequently determines that CSRC, MOFCOM or other approval was required for the share exchange transaction and/ or the VIE arrangements between WFOE and Wujiang Luxiang, or if prior CSRC approval for this offering is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common stock. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel this offering, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

The M&A Rules, along with certain foreign exchange regulations discussed below, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, and we cannot predict how they will affect our acquisition strategy. For example, Wujiang Luxiang’s ability to remit its profits to us, or to engage in foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by such Chinese domestic residents, over whom we may have no control.

SAFE regulations relating to offshore investment activities by PRC residents may increase our administrative burdens and restrict our overseas and cross-border investment activity. If our shareholders and beneficial owners who are PRC residents fail to make any required applications, registrations and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

SAFE has promulgated several regulations, including Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles ("Circular No. 75"), issued on October 21, 2005 and effective as of November 1, 2005 and certain implementation rules issued in recent years, requiring registrations with, and approvals from, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents and PRC corporate entities. These regulations apply to our shareholders and beneficial owners who are PRC residents, and may affect any offshore acquisitions that we make in the future.

SAFE Circular No. 75 requires PRC residents, including both PRC legal person residents and/or natural person residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of equity financing with assets or equities of PRC companies, referred to in the notice as an "offshore special purpose company." In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his registration with the relevant SAFE branches, with respect to that offshore company, in connection with any material change involving an increase or decrease of capital, transfer or swap of shares, merger, division, equity or debt investment or creation of any security interest. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liabilities for such PRC subsidiary under PRC laws for evasion of applicable foreign exchange restrictions.

In May 2011, SAFE issued the Notice of SAFE on Printing and Distribution the Implementing Rules for the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular No. 19, which came into effect as of July 1, 2011 to its local branches with respect to the operational process for SAFE registration. The guidance standardized more specific and stringent supervision on the registration required by the Circular 75. For example, the guidance imposes obligations on onshore subsidiaries of an offshore entity to make true and accurate statements to the local SAFE authorities in case there is any shareholder or beneficial owner of the offshore entity who is a PRC citizen or resident. Untrue statements by the onshore subsidiaries will be subject to administrative penalties under PRC foreign administration regulations.

In addition to the disclosure obligation, the PRC onshore subsidiaries indirectly invested by a PRC resident through that offshore company are required to coordinate and supervise the filing of SAFE registrations by the offshore company's shareholders who are PRC residents in a timely manner. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, such PRC resident will be subject to administrative penalties under PRC foreign administration regulations, including fines.

Although we have requested our PRC shareholders to complete the SAFE Circular No. 75 registration, we cannot be certain that all of our PRC resident beneficial owners will comply with the SAFE regulations. The failure or inability of our PRC shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, prevent us from transferring the net proceeds of this offering or making other capital injection into our PRC affiliates, limit our PRC affiliates' ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.

Under Operating Rules on the Foreign Exchange Administration of the Involvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies, issued and effective as of March 28, 2007 SAFE ("Circular No. 78"), an employee stock option plan or share incentive plan should be registered with the SAFE or its local branches and complete certain other procedures related to the share option or other share incentive plan through the PRC subsidiary of such overseas listed company or any other qualified PRC agent before such grants are made. We believe that all of our PRC employees who are granted share options are subject to SAFE No. 78. In addition, PRC residents who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required to obtain approval from the SAFE or its local branches. If we grant our PRC employees stock options, we will request our PRC management, personnel, directors and employees who are to be granted stock options to register them with local SAFE pursuant to Circular No. 78. However, each of these individuals may not successfully comply with all the required procedures above. If we or our PRC security holders fail to comply with these regulations, we or our PRC security holders may be subject to fines and legal sanctions. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion and we may become subject to a more stringent review and approval process with respect to our foreign exchange activities.

Our agreements with Wujiang Luxiang are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

As all of our contractual arrangements with Wujiang Luxiang are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Wujiang Luxiang, and our ability to conduct our business may be materially and adversely affected.

The Wujiang Luxiang shareholders have potential conflicts of interest with us, which may adversely affect our business.

All ultimate individual shareholders of the 11 Chinese entities and Mr. Huichun Qin, which collectively own 100% of Wujiang Luxiang’s outstanding equity interests, are beneficial owners of shares of common stock of CCC. Equity interests held by each of these shareholders in CCC is less than its interest in Wujiang Luxiang as a result of our introduction of outside investors as shareholders of CCC. In addition, such shareholders’ equity interest in our company will be further diluted as a result of this offering as well as any future offering of equity securities. As a result, conflicts of interest may arise as a result of such dual shareholding and governance structure.

If such conflicts arise, these shareholders may not act in our best interests and such conflicts of interest may not be resolved in our favor. In addition, these shareholders may breach or cause Wujiang Luxiang to breach or refuse to renew the VIE Agreements that allow us to exercise effective control over Wujiang Luxiang and to receive economic benefits from Wujiang Luxiang. Delaware laws provide that directors owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If Huichun Qin, who is one of the shareholders of Wujiang Luxiang and the Chairman of Board of our company, does not comply with his fiduciary duties to us as a director, or if we cannot resolve any conflicts of interest or disputes between us and such shareholders or any future beneficial owners of Wujiang Luxiang, we would have to rely on arbitral or legal proceedings to remedy the situation. Such arbitral and legal proceedings may cost us substantial financial and other resources and result in disruption of our business, and the outcome may not be in our favor.

If Wujiang Luxiang fails to maintain the requisite registered capital, licenses and approvals required under PRC law, our business, financial condition and results of operations may be materially and adversely affected.

Foreign investment is highly regulated by the PRC government and the foreign investment in the lending industry is restricted by local authorities. Numerous regulatory authorities of the central PRC government and local authorities are empowered to issue and implement regulations governing various aspects of the lending industry. Wujiang Luxiang is required to obtain and maintain certain assets relevant to its business as well as applicable licenses or approvals from different regulatory authorities in order to provide their current services. These registered capital and licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Furthermore, Wujiang Luxiang may be required to obtain additional licenses. If we fail to obtain or maintain any of the required registered capital, licenses or approvals, our continued business operations in the lending industry may subject to various penalties, such as confiscation of illegal net revenue, fines and the discontinuation or restriction of our operations. Any such disruption in the business operations of Wujiang Luxiang will materially and adversely affect our business, financial condition and results of operations.

Risks Relating to This Offering and Our Securities

There has been no public market for our common stock prior to this offering, and you may not be able to resell our common stock at or above the price you paid, or at all.

                   Prior to this initial public offering, there has been no public market for our common stock. We intend to apply to have our common stock listed on NASDAQ.  If an active trading market for our common stock does not develop after this offering, the market price and liquidity of our common stock will be materially adversely affected. The initial public offering price for our common stock will be determined by negotiations between us and the underwriters and may bear little or no relationship to the market price for our common stock after the initial public offering. An active trading market for our common stock may not develop and the market price of our common stock may decline below the initial public offering price. You may not be able to sell any shares of common stock that you purchase in the offering at or above the initial public offering price.  Accordingly, investors should be prepared to face a complete loss of their investment.

Our common stock may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

After our common stock begins trading on NASDAQ, our common stock may be “thinly-traded”, meaning that the number of persons interested in purchasing our common stock at or near bid prices at any given time may be relatively small or non-existent.  This situation may be attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned.  As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  Broad or active public trading market for our common stock may not develop or be sustained.

The application of the “penny stock” rules could adversely affect the market price of our common stock and increase your transaction costs to sell those shares.

In the event our common stock is not listed on NASDAQ after the completion of this offering and the trading price of our common shares is below $5.00 per share, we could be deemed a “penny stock” company and the open-market trading of our common shares could be subject to the “penny stock” rules. The “penny stock” rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established borrowers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser’s written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability or decrease the willingness of broker-dealers to sell our common stock, and may result in decreased liquidity for our common stock and increased transaction costs for sales and purchases of our common stock as compared to other securities.

The market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

The market price for our common stock may be volatile.

The market price for our common stock may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of US investors and regulators of US-listed Chinese companies;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	conditions in Chinese credit markets;

●	changes in the economic performance or market valuations of other microcredit companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between RMB and the U.S. dollar; and

●	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.  These market fluctuations may also materially and adversely affect the market price of our common stock.

Volatility in our common stock price may subject us to securities litigation.

The market for our common stock may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our shareholders.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our common stock less attractive to investors.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  Because of these lessened regulatory requirements, our stockholders would be left without information or rights available to stockholders of more mature companies. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital when we need to do it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company”, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it.  If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations that affect public companies, which could materially adversely affect our results of operations, financial condition, business and prospects.

As a public company and particularly after we cease to be an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404(b) and other provisions of the Sarbanes-Oxley Act, as well as Section 14 rules implemented by the SEC and NASDAQ. In addition, our management team will also have to adapt to the requirements of being a public company. We expect that compliance with these rules and regulations will substantially increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

The increased costs associated with operating as a public company will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our results of operations, financial condition, business and prospects.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for fiscal 2014, the first fiscal year beginning after our IPO. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting and, after we cease to be an “emerging growth company,” a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, or if, when required, our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. We will remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any July 31 before that time, our revenues exceed $1 billion, or we issue more than $1 billion in non-convertible debt in a three year period, we would cease to be an “emerging growth company” as of the following January 31. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

Provisions in our By-laws and Delaware laws might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our by-laws and Delaware laws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

●	the inability of stockholders to act by written consent or to call special meetings;

●	the ability of our board of directors to make, alter or repeal our by-laws; and

●	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

The elimination of monetary liability against our directors, officers and employees under our certificate of incorporation and the existence of indemnification of our directors, officers and employees under Delaware law may result in substantial expenditures by us and may discourage lawsuits against our directors, officers and employees.

Our certificate of incorporation contains provisions which eliminate the liability of our directors for monetary damages to us and our stockholders to the maximum extent permitted under the corporate laws of Delaware. We may also provide contractual indemnification obligations under agreements with our directors, officers and employees. These indemnification obligations could result in our incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees, which we may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against directors, officers and employees for breach of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit the Company and our shareholders.

USE OF PROCEEDS

Based on the offering price of $[___], which is the midpoint of our estimated offering price range, we estimate that the net proceeds from the sale of the [_____] shares in the offering will be approximately $[___] after deducting the estimated underwriting discounts and commissions of __% and estimated offering expenses of approximately [__]% of total, including the underwriters over-allotment option.

Assuming we receive net proceeds of $____, we expect to use the proceeds of this offering as follows:

Increase in registered capital of Wujiang Luxiang and corresponding lending and guarantee capacity	$	__	(1)
Contribution to WFOE’s registered capital	$	__	(2)
Potential Acquisitions	$	__	(3)
General working capital	$	__	(4)
Total	$	__

1.
We intend to use $____ of the net proceeds of this offering to increase registered capital of Wujiang Luxiang and its lending capacity.  Under current laws and the regulations in Jiangsu province, we are restricted from lending more than two times our registered capital in our direct loan business. In our guarantee business, we are not allowed to be exposed to guarantee obligations in excess of three times of our registered capital. We believe that additional equity raised will increase our ability to borrow funds from third-party banks which in turn will further increase our lending and guarantee capacity.

2.	We intend to use $__ of the net proceeds from this offering to contribute to the registered capital of WFOE as required by the PRC laws.

3.
We anticipate approximately $__ will be used to acquire similar lending companies in the Jiangsu province of the PRC if a good opportunity presents itself.  To date we have not entered into any binding arrangements to acquire any other entities, and we may never enter into any such agreements.  If acquisitions do not occur, we will use 100% of the balance (after dedicating $[  ] for working capital) to increase our registered capital.

4.	The remaining $[______] is expected to be used for general corporate purposes, such as general and administrative expenses, capital expenditures, and working capital.

The amount that we actually expend will depend on a number of factors, including our development, activities, as well as the amount of cash generated or used by our operations. We may find it necessary or advisable to use a portion of the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

The Underwriter has a [__]-day option to purchase up to _________________ additional shares of our common stock at the public offering price solely to cover over-allotments, if any. Any proceeds received from the over-allotment will be used for general working capital.

DETERMINATION OF THE OFFERING PRICE

There is no established public market for our shares of common stock. The offering price of $[__] per share was determined by us and the underwriter arbitrarily. We believe that this price reflects the appropriate price that a potential investor would be willing to pay for a share of our common stock at this initial stage of our development. This price bears no relationship whatsoever to our business plan, the price paid for our shares prior to this offering, our assets, earnings, book value or any other criteria of value. The offering price should not be regarded as an indicator of the future market price of the securities, which is likely to fluctuate.

MARKET FOR OUR COMMON STOCK

Market Information

Prior to this offering, there is no established public market for our common stock.  We have filed an application to have our common stock listed on the NASDAQ. We will have to satisfy certain criteria in order for our application to be accepted.  We may not be able to meet the requisite criteria or that our application will be accepted. This offering is contingent on our application being accepted.  Even if accepted, there can be no assurance that an active trading market for our shares will develop, or, if developed, that it will be sustained.

We have issued 11,520,737 shares of our common stock since the Company was incorporated on December 19, 2011. There are no outstanding options or warrants or securities that are convertible into shares of common stock, except for 645 shares of Series A Preferred Stock and 1,280 shares of Series B Preferred Stock that are convertible into common stock upon consummation of this offering.  See “Description of Capital Stock – Preferred Stock.”

Holders

We had 100 holders of record of our common stock as of January 31, 2013.

Dividends

Wujiang Luxiang declared and paid dividends in the years of 2009, 2010 and 2011.  According to PRC laws and regulations, after-tax profit must be distributed in the order of statutory reserve, statutory welfare reserve, and shareholder dividends. We do not anticipate paying dividends in 2013 or the foreseeable future. Although we intend to retain our earnings, if any, to finance the growth of our business, our Board of Directors will have the discretion to declare and pay dividends in the future, subject to applicable PRC regulations and restrictions as described below. Payment of dividends in the future will depend upon our earnings, capital requirements, and other factors, which our Board of Directors may deem relevant.

In addition, due to various restrictions under PRC laws on the distribution of dividends by WFOE, we may not be able to pay dividends to our stockholders. The Wholly-Foreign Owned Enterprise Law (1986), as amended, and The Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended, and the Company Law of the PRC (2006), contain the principal regulations governing dividend distributions by wholly foreign owned enterprises. Under these regulations, wholly foreign owned enterprises may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, such companies are required to set aside a certain amount of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from the Company’s profits. Furthermore, if our subsidiaries and affiliates in China incur debt on their own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or our subsidiaries and affiliates are unable to receive all of the revenues from our operations through the current contractual arrangements, we may be unable to pay dividends on our common stock.

CAPITALIZATION

The following table summarizes the capitalization of CCC as of September 30, 2012:

●	on an actual basis; and

●	on an adjusted basis to reflect the following:

o
our receipt of estimated net proceeds from the sale of [____] shares of common stock (excluding the [_____] shares of common stock which the underwriter has the option to purchase to cover over-allotments, if any) in this offering at an offering price of $[    ] per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with the sections of this prospectus entitled “Use of Proceeds,” “Summary of Condensed Financial Information,” “Selected Condensed Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed financial statements and related notes included elsewhere in this prospectus.

September 30, 2012
	Actual	As Adjusted
Cash	$	$
Common stock, $0.001 par value, 100,000,000 shares authorized, 11,520,737 shares outstanding at September 30, 2012 actual and [__] shares outstanding as adjusted
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 645 shares outstanding at September 30, 2012 actual and [ ] shares outstanding as adjusted
Paid-in capital
Statutory reserves
Accumulated other comprehensive income
Retained earnings
Total stockholders’ equity

DILUTION

The historical net tangible book value of CCC’s common stock as of September 30, 2012 was approximately [ ], or [ ] per share based upon [ ] shares of common stock outstanding on such date.  Historical net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding.

If you invest in our shares of common stock, you will incur immediate, substantial dilution based on the difference between the public offering price per share you will pay in this offering and the net tangible book value per share of common stock immediately after this offering.

Pro forma net tangible book value represents the amount of our total tangible assets reduced by our total liabilities after giving effect to the sale of _____________ shares of common stock at a price of $__________ per share in this offering. Tangible assets equal our total assets less goodwill and intangible assets.  Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the number of shares of common stock outstanding after giving effect to the issuance of _______________ shares issuable in this offering.  Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of _____. As of September 30, 2012, our pro forma net tangible book value was $___ and our pro forma net tangible book value per share was $____ (unaudited) based on 11,520,737 shares of common stock outstanding.

Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares in this offering and the net tangible book value per share of common stock immediately after completion of this offering.

After giving effect to the sale of all the shares being sold pursuant to this offering at the offering price of $_______ per share and after deducting underwriting discount and commission payable by us in the amount of $______________ and estimated offering expenses in the amount of $______________, our net tangible book value would be approximately $____________ , or $__________ per share of common stock. This represents an immediate increase in net tangible book value of $__________ per share of common stock to existing stockholders and an immediate dilution in net tangible book value of $___________ per share to new investors purchasing the shares in this offering.

The following table illustrates this per share dilution:

	As of September 30, 2012	As Adjusted
Public offering price per share of common stock	$	$
Net tangible book value per share as of September 30, 2012
Increase in net tangible book value per share attributable to existing stockholders
Net tangible book value per share as adjusted after this offering
Dilution per share to new investors

Our adjusted pro forma net tangible book value after the offering, and the dilution to new investors in the offering, will change from the amounts shown above if the underwriter’ over-allotment option is exercised.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our adjusted pro forma net tangible book value per share after this offering by approximately [$   ], and dilution per share to new investors by approximately $[   ], after deducting the underwriting discount and estimated offering expenses payable by us.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are received and denominated in RMB. Capital accounts of our condensed financial statements are translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred.  Assets and liabilities are translated at the exchange rates as of the balance sheet date.  Income and expenditures are translated at the average exchange rate of the period.  RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

The following table sets forth information concerning exchange rates between the RMB and the United States dollar for the periods indicated.

	December 31 (1)	Yearly Average (2)
2010	6.6018	6.7696
2011	6.3585	6.4640
2012 (through September 30, 2012)	6.3190	6.3085

(1)	The exchange rates reflect the noon buying rate in effect in New York City for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

SELECTED CONDENSED FINANCIAL AND OPERATING DATA

The following selected financial data should be read together with Wujiang Luxiang's financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” appearing elsewhere in this prospectus.  The selected financial data in this section are not intended to replace Wujiang Luxiang's financial statements and the related notes.  The historical results are not necessarily indicative of future results.

The selected statement of operations and balance sheet data for the years ended December 31, 2010 and December 31, 2011 derived from Wujiang Luxiang's audited financial statements, and the selected statement of operations and balance sheet data for the nine months ended September 30, 2012 and 2011 derived from Wujiang Luxiang's unaudited financial statements, appear elsewhere in this prospectus.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD

	At September 30,	At December 31,
	2012	2011	2010

Selected Financial Condition Data:
Total assets	$94,620,539	$94,556,429	$82,996,771
Cash	1,940,517	3,549,644	659,151
Pledged bank deposit	10,280,097	12,443,735	11,866,001
Loans receivable, net	80,656,374	76,022,989	68,026,982
Borrowings	17,407,818	23,590,469	19,691,599
Non -interest bearing deposits	9,348,997	9,113,229	8,300,009
Stockholders’ equity	65,221,962	59,126,189	53,025,532

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2012	2011	2011	2010

Selected Operations Data :
Total interest income	$9,026,263	$7,478,359	$11,175,844	$8,967,983
Total interest expense	(1,069,990)	(1,093,506)	(1,584,233)	(954,776)
Net interest income	7,956,273	6,384,853	9,591,611	8,013,207
Provision for loan losses	(37,276)	(30,150)	(42,994)	(122,090)
Net interest income after provision	7,918,997	6,354,703	9,548,617	7,891,117
Commissions and fees on guarantee services, net	1,297,375	1,059,852	1,314,368	1,145,891
Other noninterest income	311,453	169,388	725,832	537,235
Total noninterest income	1,608,828	1,229,240	2,040,200	1,683,126
Salaries and employee surcharge	(508,900)	(408,461)	(838,572)	(766,987)
Business taxes and surcharge	(367,862)	(315,678)	(528,286)	(396,182)
Other noninterest expense	(952,299)	(595,130)	(729,498)	(627,507)
Total noninterest expense	(1,829,061)	(1,319,269)	(2,096,356)	(1,790,676)
Income before income taxes	7,698,764	6,264,674	9,492,461	7,783,567
Income tax expense	(1,120,306)	(773,190)	(1,190,556)	(975,733)
Net income	$6,578,458	$5,491,484	$8,301,905	$6,807,834

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this prospectus, including in the documents incorporated by reference into this prospectus, includes some statements that are not purely historical and that are “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our company’s and our management’s expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition and results of operations.  In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and the potential effects on the parties and the transaction.  Future developments actually affecting us may not be those anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the parties’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.  Examples are statements regarding future developments with respect to the following:

●	Our ability to develop and market our microcredit lending and guarantee business in the future;

●	Any changes in the laws of the PRC or local province that may affect our operations;

●	Inflation and fluctuations in foreign currency exchange rates;

●	Our on-going ability to obtain all mandatory and voluntary government and other industry certifications, approvals, and/or licenses to conduct our business;

●	Development of a public trading market for our securities; and

●	The costs we may incur in the future from complying with current and future governmental regulations and the impact of any changes in the regulations on our operations.

You should not rely upon forward-looking statements as predictions of future events.  The events and circumstances reflected in the forward-looking statements may not be achieved or occur.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements.  Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus, and the documents that we reference in this prospectus and have filed as exhibits to the Registration Statement, of which this prospectus forms a part with the SEC, completely and with the understanding that our actual future results, levels of activity, performance and achievements may materially differ from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a small business lender, providing short-term direct loans and loan guarantees to SMEs located in Wujiang City, Jiangsu Province of China.  Since our inception in October 2008, we have developed a large and growing number of borrowers in Wujiang City.  As of September 30, 2012, we have an $81.5 million dollar portfolio of direct loans to 224 borrowers and a total of $85.7 million in guarantees for 117 borrowers.  For the year ended December 31, 2011 and the nine months ended September 30, 2012, we generated $10,862,985 and $9,216,372 of revenue with $8,301,905 and $6,578,458 of net income, respectively.

We were established under the Circular No. 23 to extend short-term loans and loan guarantees to SMEs, a class of borrowers that we believe have been under-served in the Chinese lending market. The loans that we provide bridge the gap between Chinese-state run banks that have not traditionally served the capital needs of SMEs and high interest rate “underground” lenders to provide capital at more favorable terms and sustainable interest rates.

The Company, through its wholly-owned subsidiary, Wujiang Luxiang Information Technology Consulting Co. Ltd., (“WFOE”), a limited liability company formed under the laws of the PRC, controls our operating entity, Wujiang Luxiang, through a series of variable interest entity (VIE) contractual arrangements.  The VIE contracts provide us with management and control of Wujiang Luxiang and entitle the Company to receive the net income and control the assets of Wujiang Luxiang.

Key Factors Affecting Our Results of Operation

Our business and operating results are affected by China’s overall economic growth.  Unfavorable changes could affect the demand for the services that we provide and could materially and adversely affect our results of operations.  Our results of operations are also affected by the regulations and industry policies related to the lending industry in the PRC.

Although we have generally benefited from China’s economic growth and the policies to encourage lending to farmers and SMEs, we are also affected by the complexity, uncertainties and changes in the PRC regulations governing the small loan industry. Due to PRC legal restrictions on foreign equity ownership of and investment in the lending sector in China, we rely on contractual arrangements with our PRC operating entity, Wujiang Luxiang, and its shareholders to conduct most of our business in China. We face risks associated with our control over our variable interest entity, as our control is based upon contractual arrangements rather than equity ownership.

RESULTS OF OPERATIONS – NINE MONTHS ENDED SEPTEMBER 30, 2012 AS COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2011

	For the Nine Months Ended September 30,		Change
	2012	2011	$	%
	(UNAUDITED)	(UNAUDITED)

Interest income
Interests and fees on loans	$8,784,655	$7,222,899	$1,561,756	22%
Interests and fees on loans-related party	3,236	64,268	(61,032)	-95%
Interests on deposits with banks	238,372	191,192	47,180	25%
Total interest income	9,026,263	7,478,359	1,547,904	21%

Interest expense
Interest expense on short-term bank loans	(1,069,990)	(832,704)	(237,286)	28%
Interest expense on short-term borrowings-related party	-	(260,802)	260,802	-100%
Net interest income	7,956,273	6,384,853	1,571,420	25%
Provision for loan losses	(37,276)	(30,150)	(7,126)	24%
Net interest income after provision for loan losses	7,918,997	6,354,703	1,564,294	25%
Commissions and fees on financial guarantee services	1,261,145	1,101,340	159,805	15%
Commissions and fees on financial guarantee services – related party	-	10,256	(10,256)	-100%
Under/(over) provision on financial guarantee services	36,230	(51,744)	87,974	-170%
Commission and fees on guarantee services, net	1,297,375	1,059,852	237,523	22%
NET REVENUE	9,216,372	7,414,555	1,801,817	24%

Non-interest income
Government incentive	175,557	67,339	108,218	161%
Other non-interest income	135,896	102,049	33,847	33%
Total non-interest income	311,453	169,388	142,065	84%

Non-interest expense
Salaries and employee surcharge	(508,900)	(408,461)	(100,439)	25%
Rental expenses	(191,285)	(185,947)	(5,338)	3%
Business taxes and surcharge	(367,862)	(315,678)	(52,184)	17%
Other operating expense	(761,014)	(409,183)	(351,831)	86%
Total non-interest expense	(1,829,061)	(1,319,269)	(509,792)	39%
				23%
INCOME BEFORE PROVISION FOR INCOME TAXES	7,698,764	6,264,674	1,434,090	23%
Provision for income taxes	(1,120,306)	(773,190)	(347,116)	45%
Net Income	6,578,458	5,491,484	1,086,974	20%

Other comprehensive income
Foreign currency translation adjustment	359,867	1,945,168	(1,585,301)	-81%
COMPREHENSIVE INCOME	$6,938,325	$7,436,652	$(498,327)	-7%

The Company’s net income for the nine months ended September 30, 2012 was $6,578,458 representing an increase of $1,086,974 or 20%, over $5,491,484 for the nine months ended September 30, 2011. The increase in net income for the nine months ended September 30, 2012 was the net effect of the changes in the following components:

●	an increase in net interest income of $1,571,420;

●	an increase in the provision for loan losses of $7,126;

●	an increase in commission and fees from our guarantee business, net of $237,523;

●	an increase in non-interest income of $142,065;

●	an increase in other non-interest expense of $509,792; and

●	an increase in enterprise income tax of $347,116.

The following paragraphs discuss changes in the components of net income in greater detail during the nine months ended September 30, 2012, as compared to the nine months ended September 30, 2011.

Net Interest income

Net interest income is the net of interest income we generated and interest expenses we incurred. The Company’s net interest income increased by $1,571,420 to $7,956,273 or 25% during the nine months ended September 30, 2012, compared to net interest income of $6,384,853 for the nine months ended September 30, 2011.

Interest income increased by $1,547,904 or 21% from $7,478,359 to $9,026,263 for the nine months ended September 30, 2011 and 2012, respectively.  The increase was primarily attributable to the expansion of the Company’s loan portfolio as a result of growth we achieved during the nine months period ended September 30, 2012. Due to a robust demand for credit, our aggregate loan balance has increased and the average market loan interest rates also have increased from 17.28% for the nine months ended September 30, 2011 to 17.57% for the nine months ended September 30, 2012.

During the nine months ended September 30, 2012, the Company continues its effort to reduce related party transactions and accordingly the interest income from the loans to related party was reduced by 95% as compared to the same prior period.

As a result of the growth in our guarantee business for the nine months ended September 30, 2012, we increased our deposits with third party banks and generated interest income $238,372 as compared to $191,192 for the nine months ended September 30, 2012 and 2011, respectively.

Interest expense represents interest incurred on short-term bank loans and loans from related party. The interest incurred on short term bank loans increased by $237,286 or 28% due to an increase in average annual interest rate from 5.31% to 6.89%. Interest incurred on loans from related parties decreased by $260,802 or 100% as a result of our efforts to reduce related party transactions.

Provision for Loan Losses

The Company’s provision for loan losses were $37,276 and $30,150 for the nine months ended September 30, 2012 and 2011, respectively. Provision for loan losses reflects the increase in the allowance for loan losses for the reporting period as our loan receivable balance increased and hence higher risk was assessed.

Net Commission and Fees from Our Guarantee Business

The Company also generated net income by charging fees for guarantees provided to our customers to help them obtain loans from other banks.  We generally charge a one-time fee of 1.8%-3.7% multiplied by the amount of loans being guaranteed based on the nature of the guarantee and whether the customer is new or existing. The net fees generated from our guarantee business increased from $1,059,852 for the nine months ended September 30, 2011 to $1,297,375 for the nine months ended September 30, 2012, representing an increase of $237,523 or 22%.  Our fees before provision on the guarantee business increased by $159,805 or 15%, but decreased from $10,256 to none for related-party, because the guarantees service business has grown as compared to prior period. The Company has provided guarantees for loans totalling $85.7 million as of September 30, 2012, compared to $79.8 million as of September 30, 2011.

The methodology the Company used to estimate the liability for probable guarantee loss considers the guarantee contract amount and a variety of factors, which include, depending on the counterparty, latest financial position and performance of the customers, actual defaults, estimated future defaults, historical loss experience, estimated value of collaterals or guarantees the costumers or third parties offered, and other economic conditions such as the economic trend of the area and the country. The estimates are based upon currently available information. Based on the past experience, the Company estimates the probable loss to be 1% of contract amount and reviews the provision on a quarterly basis. It has been determined that our guarantee business is sufficiently covered by the general provision, as such the Company’s provision for its guarantee business mainly reflects the increase in the general provision for guarantee business as of each year end as compared to the previous year end.

Non-interest income

Non-interest income increased from $169,388 for the nine months ended September 30, 2011 to $311,453 for the nine months ended September 30, 2012, representing an increase of $142,065 or 84%. Non-interest income mainly includes government incentive and rental income from the Company sub-leasing certain of its leased office space to third parties. Government incentive, which increased from $67,399 for the nine months in 2011 to $175,557 for the nine months in 2012, was awarded by Jiangsu Provincial government to promote the development of micro credit agencies in Jiangsu Province.

Non-interest expenses

Non-interest expenses increased from $1,319,269 for the nine months ended September 30, 2011 to $1,829,061 for the nine months ended September 30, 2012, representing an increase of $509,792 or 39%. Non-interest expenses primarily consisted of salary and benefits for employees, business tax and surcharge, traveling cost, entertainment expenses, depreciation of equipment, office rental expenses, professional service fees, and office supplies. The increase is mainly attributable to salaries and staff benefits which increased by $100,439 as we hired more employees and our average salary and bonus increased due to the increase of revenue for the nine months ended September 30, 2012. Another main contributing factor was the increase in business tax and surcharges which are imposed on interest income and guarantee fee income which increased by $52,184 as a result of more income being generated. Other operating expenses also increased by $351,831 mainly due to an increase in auditing expense by $183,361 and an increase in bank charges by $184,724.

Income tax

Income taxes increased from $773,190 for the nine months ended September 30, 2011 to $1,120,306 for the nine months ended September 30, 2012, representing an increase of $347,116 or 45%.  The increase in income tax is mainly due to two reasons: (1) the increase of pre-tax income by 23% for the nine months ended September 30, 2012 and (2) the change of tax policy which in turn resulted in additional income tax expense. Prior to 2012, the Company was entitled to a preferential income tax rate of 12.5%. In April 2012, the Company received a notice from the local tax authority that the Company’s lending business is qualified for  a preferential tax rate of 12.5%, however, its taxable income arising from its guarantee business is subject to a standard tax rate of 25%. The local tax authority required the Company to apply the new tax policy retroactively to 2011. Hence, the Company evaluated the impact of the changed policy on the income tax provision on the issued financial statements of 2011, and determined the understated income tax for 2011 was approximately $159,881, which was recorded in the financial statements for the nine months ended September 30, 2012 since the amount is minimal compared to its net income in 2011.

Foreign currency translation adjustment

            Foreign currency translation adjustment decreased from $1,945,168 for the nine months ended September 30, 2011 to $359,867 for the nine months ended September 30, 2012, representing a decrease of $1,585,301 or 81%. The decrease was mainly due to the fluctuation of foreign exchange rates during 2012 and 2011.

RESULTS OF OPERATIONS - YEAR ENDED DECEMBER 31, 2011 AS COMPARED TO YEAR ENDED DECEMBER 31, 2010

	For the Year Ended December 31,		Change
	2011	2010	$	%
Interest income
Interests and fees on loans	$10,854,752	$8,699,589	$2,155,163	25%
Interests and fees on loans-related party	72,830	129,225	(56,395)	(44)%
Interests on deposits with banks	248,262	139,169	109,093	78%
Total interest income	11,175,844	8,967,983	2,207,861	25%

Interest expense
Interest expense on short-term bank loans	(1,237,312)	(954,776)	(282,536)	30%
Interest expense on short-term borrowings-related party	(346,921)	-	(346,921)	-
Net interest income	9,591,611	8,013,207	1,578,404	20%

Provision for loan losses	(42,994)	(122,090)	79,096	(65)%
Net interest income after provision for loan losses	9,548,617	7,891,117	1,657,500	21%

Commissions and fees on financial guarantee services	1,441,942	1,319,010	122,932	9%
Commissions and fees on financial guarantee services-related party	10,297	25,785	(15,488)	(60)%
Allowance for losses on guarantee services	(137,871)	(198,904)	61,033	(31)%
Commission and fees on guarantee services, net	1,314,368	1,145,891	168,477	15%

NET REVENUE	10,862,985	9,037,008	1,825,977	20%

Non-interest income
Government incentive	623,345	418,503	204,842	49%
Other non-interest income	102,487	118,732	(16,245)	(14)%
Total non-interest income	725,832	537,235	188,597	35%

Non-interest expense
Salaries and employee surcharge	(838,572)	(766,987)	(71,585)	9%
Rental expenses	(248,911)	(215,392)	(33,519)	16%
Business taxes and surcharge	(528,286)	(396,182)	(132,104)	33%
Other operating expense	(480,587)	(412,115)	(68,472)	17%
Total non-interest expense	(2,096,356)	(1,790,676)	(305,680)	17%

INCOME BEFORE PROVISION FOR INCOME TAXES	9,492,461	7,783,567	1,708,894	22%
Provision for income taxes	(1,190,556)	(975,733)	(214,823)	22%
NET INCOME	8,301,905	6,807,834	1,494,071	22%

Other comprehensive income
Foreign currency translation adjustment	2,163,403	1,697,442	465,961	27%
COMPREHENSIVE INCOME	$10,465,308	$8,505,276	$1,960,032	23%

The Company’s net income for the year ended December 31, 2011 was $8,301,905, representing an increase of $1,494,071 or 22%, over $6,807,834 for the year ended December 31, 2010. The increase in net income in 2011 was the net effect of the changes in the following components:

●	an increase in net interest income of $1,578,404;

●	a decrease in the provision for loan losses of $79,096;

●	an increase in commission and fees from our guarantee business, net of $168,477;

●	an increase in non-interest income of $188,597;

●	an increase in other non-interest expense of $305,680; and

●	an increase in enterprise income tax of $214,823.

The following paragraphs discuss changes in the components of net income in greater detail during the year ended December 31, 2011, as compared to the year ended December 31, 2010.

Net Interest income

Net interest income is the net of interest income we generated and interest expenses we incurred. The Company’s net interest income increased by $1,578,404 to $9,591,611 or 20% during the year ended December 31, 2011, compared to net interest income of $8,013,207 for the previous year.

The interest income increased by $2,207,861 or 25%, to $11,175,844 as of December 31, 2011 as compared to $8,967,983 as of December 31, 2010. This increase in interest income was partially offset by an increase in interest expense of $629,457 which represented a 66% increase from 2010.

This increase in interest income was primarily attributable to the growth in the size of the Company’s loan portfolio as a result of higher demand for credit and our continual effort in maintaining the relationship with our customers. Our average aggregate loan balance increased from $68.7 million as of December 31, 2010 to $76.8 million as of December 31, 2011.  Additionally, the prevailing interest rates as promulgated by the PBOC from increased from 14.38% in 2010 to 15.2% in 2011 which in turns increased the interest income.

The interest income on related party loans has decreased by $56,395 from $129,225 for the year ended December 31, 2010 to $72,830 for the year ended December 31, 2011 as we continued to reduce lending to related parties.

The deposit with third party banks generated an increased interest income of $109,093 compared to 2010, mainly because more deposits were placed with banks as guarantees to obtain bank loans for our guarantee borrowers, which is in line with the growth in our guarantee business in 2011.

Interest expense represent interest incurred on short-term bank loans and related party loans. The interest incurred increased by $629,457 or 66%. Short-term bank loans generally mature within one year.  Our short-term bank loans increased from $19.7 million at December 31, 2010 to $23.6 million at December 31, 2011, and the average annual interest rate also rose from 5.31% to 6.89%, contributing to an increase in interest expense of $282,536.  We also obtained a loan from a related party in 2011 to finance our loan business at an annual rate of 9%, contributing to an increased interest expense of $346,921.

Provision for Loan Losses

The Company’s provisions for loan losses were $42,994 and $122,090 for the years ended December 31, 2011 and 2010, respectively. Provision for loan losses reflects the decrease in the allowance for loan losses for the reporting periods.

Net Commission and Fees from Our Guarantee Business

The Company also generated revenue by charging fees from guarantees provided to our borrowers to help them obtain loans from other banks.  We generally charge a one-time annual fee ranging from 1.8% to 3.6% multiplied by the number of years of the loan being guaranteed based on the nature of the guarantee and whether the customer is new or existing.  The net fees generated from our guarantee business increased from $1,145,891 in 2010 to $1,314,368 in 2011, representing an increase of $168,477 or 15%.  Our fees before excluding impairment losses on the guarantee business increased by $107,444 or 8% because the Company provided $17.0 million more loan guarantees as of December 31, 2011 relative to December 31, 2010. The Company has provided guarantees for loans in an aggregate amount of $88.7 million in 2011, compared to $71.7 million in 2010.

The methodology the Company used to estimate the liability for probable guarantee loss considers the guarantee contract amount and a variety of factors, which include, depending on the counterparty, latest financial position and performance of the customers, actual defaults, estimated future defaults, historical loss experience, estimated value of collaterals or guarantees the costumers or third parties offered, and other economic conditions such as the economy trend of the area and the country. The estimates are based upon currently available information. Based on our prior history, the Company estimates the probable loss to be 1% of contract amount and reviews the provision on a quarterly basis. It has been determined that our guarantee business is sufficiently covered by the general provision, as such the Company’s provision for its guarantee business mainly reflects the increase in the general provision for guarantee business as of each year end as compared to the previous year end.

Non-interest income

Non-interest income increased from $537,235 in 2010 to $725,832 in 2011, representing an increase of $188,597 or 35%. Non-interest income mainly includes government incentive and rental income from the Company sub-leasing certain of its leased office space to third parties. Government incentive, which increased from $418,503 in 2010 to $623,345 in 2011, was provided by Jiangsu Provincial government on a yearly basis to promote the development of micro credit agencies in Jiangsu Province.

Non-interest expenses

Non-interest expenses increased from $1,790,676 in 2010 to $2,096,356 in 2011, representing an increase of $305,680 or 17%. Non-interest expenses primarily consisted of salary and benefits for employees, business tax and surcharge, travel costs, entertainment expenses, depreciation of equipment, office rental expenses, professional service fees and office supplies. The increase is mainly attributable to business tax and surcharges which are imposed on interest income and guarantee fee income which taxes and surcharges increased by $132,104 as a result of more income being generated. Another main contributing factor was salaries and staff benefits which increased by $71,585 due to higher salary and bonuses in 2011.

Income tax

Income tax increased from $975,733 in 2010 to $1,190,556 in 2011, representing an increase of $214,823 or 22%. The Company is entitled to a preferential enterprise income tax rate as a micro credit agency in Jiangsu Province. The increase is in line with its increase in pre-tax income of 22% in 2011.

Foreign currency translation adjustment

Foreign currency translation adjustment increased from $1,697,442 for the year ended December 30, 2010 to $2,163,403 for the year ended December 31, 2011, representing an increase of $465,961 or 27%. The increase was mainly due to the fluctuation of foreign exchange rates during 2011 and 2010.

Liquidity and Capital Resources

Cash Flows and Capital Resources

To date, we have financed our operations primarily through shareholder contributions, cash flow from operations and bank loans. As of December 31, 2011, we had approximately $3,549,644 in cash and cash equivalents. As of September 30, 2012, we had approximately $1,940,517 in cash and cash equivalents. As a result of our total cash activities, net cash decreased from $3,549,644 on December 31, 2011 to $1,940,517 on September 30, 2012.

We require cash for working capital, making loans, repayment of debt, salaries, commissions and related benefits and other operating expenses and income taxes. We expect that without the needs of future business expansion, our current working capital is sufficient to support our routine operations for the next twelve months.

We generate our cash flow from three sources; shareholder capital contribution, cash flow from operations and borrowings from other financial institutions.

However, regulated by the Chinese Banking Regulatory Commission, we, as a micro-credit company, which is limited to provide short-term loans and financial guarantee services to only small to medium size businesses in Wujiang City, are prohibited from providing saving or checking services to our customers; our borrowing capacity from other financial institutions is also limited to 50% of our equity. Our currently available capital resources may not be sufficient to fund our anticipated expansion.

In addition to raising capital in this offering in order to meet the capital needs for our anticipated business expansion, we may take the following actions: (i) continue to improve our collection of loan receivable and interest receivable; (ii) if necessary, raise additional capital through the sale of additional equity; and (iii) enter into new, or refinance existing, short- and/or long-term commercial loans. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt could result in operating and financial covenants that would restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Statement of Cash Flows

As of September 30, 2012, cash and cash equivalents were $1,940,517 as compared to $3,549,644 as of December 31, 2011.  The components of this decrease of $1,609,127 are reflected below.

As of September 30, 2011, cash and cash equivalents were $9,901,982 as compared to $659,151 as of December 31, 2010.  The components of this increase of $9,242,831 are reflected below.

	For the Nine Months Ended September 30,
	2012	2011
Net cash provided by operating activities	$6,488,679	$6,590,718
Net cash used in investing activities	$(940,558)	$(3,120,799)
Net cash provided by(used in) financing activities	$(7,185,156)	$5,521,021
Effects of exchange rate changes on cash	$27,908	$251,891
Net cash inflow (outflow)	$(1,609,127)	$9,242,831

For the nine months ended September 30, 2012 and 2011, the Company achieved its investing goals; mainly to fund its lending business by using operating cash flows and cash flows from financing activities.

Net Cash Provided by Operating Activities

During the nine months ended September 30, 2012, we had positive cash flow from operating activities of $6.5 million which approximates the net cash flow from operating activities for the same period of 2011. The net cash inflow was primarily attributable to improvement in our profitability and an increase in interest income in line with our business development.

Net cash provided by operating activities for the nine months ended September 30, 2012 decreased by $102,039 as compared to the nine months ended September 30, 2011. Even though the net income for the nine months ended September 30, 2012 increased by $1,086,974 as compared to the nine months ended September 30, 2011, the decrease in net cash provided by operating activities was the result of several factors, including:

●
An increase of interest receivables of $173,726. This increase was due to higher interest income in the nine months ended September 30, 2012 while the credit terms are the same as the nine months ended September 30, 2011.

●
An increase of tax receivables of $309,415. This is due to the Company being required to prepay enterprise income taxes at a rate of 25% on a quarterly basis when the applicable tax rate is 12.5%. Within five months after December 31, the Company and the tax authority true up the difference between the taxes paid and taxes due. The increase in tax receivables was mainly due to higher tax receivables from the tax authority as a result of higher net income in 2012 which is the basis for the quarterly estimated tax, in the nine months ended September 30, 2012 as compared to that in the nine months ended September 30, 2011.

●
A decrease of other current liabilities of 401,475. The decrease in other current liabilities was mainly associated with more staff salary and bonus paid in the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011, and less other taxes accrued but not paid in the nine months ended September 30, 2011 as compared to the nine months ended September 30, 2012

●
A decrease of unearned income from guarantee services of $240,133. The decrease in unearned income from guarantee services was due to more income being recognized as revenue from the guarantee business as guarantee service life matured in the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2012 was $0.9 million, compared to net cash used in investing activities of $3.1 million for the nine months ended September 30, 2011. The cash used in investing activities for the nine months ended September 30, 2012 was mainly used to extend new loans. The cash used in investing activities for the nine months ended September 30, 2011 was mainly attributable to capital to extend new loans, lending to related party companies and increased deposit requirement by third party banks for the guarantee service.

Financing Activities

Net cash used in financing activities for the nine months ended September 30, 2012 totalled $7.2 million, compared to net cash provided by financing activities of $5.5 million for the nine months ended September 30, 2011. The cash used in financing activities for the nine months ended September 30, 2012 was mainly attributable to dividends paid to shareholders of $842,554, new addition of short-term bank borrowings of $5.5 million and repayments of short term bank loans of $11.9 million.  The cash provided by financing activities for the nine months ended September 30, 2011 was mainly attributable to short-term borrowings of $7.6 million from a related party company.

Contractual Obligations

As of September 30, 2012, the annual amounts of future minimum payments under certain of our contractual obligations were:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Contractual obligations:
Short term bank loans	$17,407,818	$17,407,818	$-	$-	$-
Operating lease	$190,967	$190,967	$-	$-	$-

	$17,598,785	$17,598,785	$-	$-	$-

(1)
The bank loans bear a weighted average annual interest rate of 6.55% with the principal and accrued interest (shown above accrued through September 30, 2012). We may elect to prepay the loans at any time without penalty.

(2)	Our lease for our office in Wujiang commenced on October 21, 2008 and will expire in September 30, 2013.

Off-Balance Sheet Arrangements

These financial guarantee contracts consist of providing guarantees to banks on behalf of borrowers to help them obtain loans from banks. The contract amounts reflect the extent of involvement the Company has in the guarantee business and also represents the Company’s maximum exposure to credit loss.

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its borrowers. Financial instruments whose contract amounts represent credit risk are as follows:

	September 30, 2012	December 31,
	(Unaudited)	2011	2010
Guarantee	$85,680,329	$88,742,628	$71,683,940

Critical Accounting Policies

We prepare our financial statements in conformity with Accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and reported amounts of revenue and expenses during the reporting periods. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the condensed financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our condensed financial statements and other disclosures included in this prospectus.

Revenue recognition

Revenue is recognized when there are probable economic benefits to the Company and when the revenue can be measured reliably, on the following:

●
Interest income on loans. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. The Company does not charge prepayment penalty from customers.

●
Commission on guarantee service. The Company receives the commissions from guarantee services in full at inception and records as unearned income before amortizing it throughout the period of guarantee.

●
Non-interest income. Non-interest income mainly includes government incentive and rental income from the sub-leasing of certain of the Company’s leased office space to third parties. Government incentive is provided by Jiangsu Provincial government on a yearly basis to promote the development of micro credit agencies in Jiangsu Province.

Loans receivable, net

Loans receivable primarily represent loan amount due from customers. The management has the intent and ability to hold for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of unearned income and allowance that reflects the Company’s best estimate of the amounts that will not be collected. Loan origination and commitment fees and certain direct loan origination costs collected from customers are directly recorded in current year interests and fees on loans. The loans receivable portfolio consists of corporate loans and personal loans. The Company does not charge loan origination and commitment fees.

Allowance for loan losses and loan impairment

The allowance for loan losses is increased by charges to income and decreased by charge offs (net of recoveries). The allowance for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date.  The allowance is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual problem loans and actual loss, delinquency, and/or risk rating experience within the portfolio.

The Company evaluates its allowance for loan losses on a quarterly basis or more often as deemed necessary. The allowance for loan losses is increased by charges to income and decreased by charge offs (net of recoveries). The allowance for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual problem loans and pools of homogenous loans, and actual loss, delinquency, and/or risk rating experience within the portfolio.

The allowance is calculated at portfolio-level since our loans portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment.

For the purpose of calculating portfolio-level reserves, we have grouped our loans into two portfolio segments: Corporate and Personal. The allowance consists of the combination of a quantitative assessment component based on statistical models, a retrospective evaluation of actual loss information to loss forecasts, value of collaterals and could include a qualitative component based on management judgment. Management takes into consideration relevant qualitative factors, including external and internal trends such as the impacts of collections and account management effectiveness, geographic concentrations, and economic events, among other factors, that have occurred but are not yet reflected in the quantitative assessment component. All qualitative adjustments are adequately documented, reviewed, and approved through our established risk governance processes. Refer to Note 6 for information on the allowance for loan losses.

In addition, the Company also calculates the provision amount in accordance with PRC regulation “The Guidance for Loan Losses” (“The Provision Guidance”) issued by the PBOC and is applied to all financial institutes as below:

1.
General Reserve - is based on total loan receivable balance and to be used to cover unidentified probable loan loss. The General Reserve is required to be no less than 1% of total loan receivable balance.

2.
Specific Reserve - is based on the level of loss of each loan after categorizing the loan according to their risk. According to the so-called “Five-Tier Principle” set forth in the Provision Guidance, the loans are categorized as “pass”, “special-attention”, “substantial”, “doubtful” or “loss”. Normally, the provision rate is 2% for “special-attention”, 25% for “substantial”, 50% for “doubtful” and 100% for “loss”.

3.
Special Reserve – is fund set aside covering losses due to risks related to a particular country, region, industry or type of loans. The reserve rate could be decided based on management estimate of loan collectability.

Due to the short term nature of the loans receivable and based on the Company’s past loan loss experience, the Company only includes a General Reserve in the loan loss reserve.

To the extent the mandatory loan loss reserve rate as required by PBOC differs from management’s estimates, the management elects to use the higher rate.

Income Tax

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable for the differences that are expected to affect taxable income.

BUSINESS

Banking Industry in China

In the Chinese banking industry, four state-owned banks, namely Industrial & Commercial Bank of China (ICBC), China Construction Bank (CCB), Bank of China (BOC) and Agricultural Bank of China (ABC), are the biggest players, though their dominance is in gradual decline. According to PBOC, banks in China extended $1.31 trillion (RMB 8.20 trillion) in loans in 2012, an increase of $ 0.12 trillion (RMB 0.73 trillion) compared to 2011.

Currently, there are over 100 local city commercial banks in China. Local governments have historically exerted a huge influence over local city commercial banks and it is not uncommon for them to hold a large bulk of their shares. As the name suggests, city commercial banks were formerly permitted to operate only within the city where they were located. Since 2004, the CBRC has allowed these local city commercial banks to expand outside their home region. Meanwhile, some of the smaller local commercial banks began to merge, forming larger regional banks.

The Current Lending Market and the Opportunity

The state-owned banks and local commercial banks make the majority of loans in the PRC. These large banks tend to provide financing to state-owned enterprises and large private firms. While large companies continue to obtain bank loans, SMEs must seek alternative sources of financing. Pursuant to Regulations on Standards of Categorizing Small and Medium Enterprises, depending on the industry, medium-sized businesses are defined as businesses with total assets between RMB 50 million and RMB 1.2 billion or revenues of between RMB 5 million and RMB 2 billion, and small and micro entities are defined as businesses with total assets or revenues less than the medium-sized entities’ threshold.

While state-owned enterprises still play a major role in the PRC economy, SMEs are becoming increasingly important in boosting China’s economy. The number of SMEs has grown from 100,000 in 1978 to approximately 50 million in 2010. According to data compiled by Development and Research Center of the State Council, SMEs account for nearly 60% of the GDP, 80% of the overall employment and more than half of economic output of China as of 2012. As a result, SMEs financing demands are on the rise.

Concerned about potential dangers to the PRC financial system caused by inflation, from 2010 the PBOC withdrew a significant amount of liquidity from the market, which has made it even harder for SMEs to gain access to capital.  Often unable to obtain bank loans, many SMEs have to borrow from so-called “underground” lenders.  “Underground” lenders take on various forms and may include non-depository banks, other financial institutions, and businesses that lend from their own surplus cash. Such underground lending is not permitted by the PRC banking regulations and therefore unregulated.  These lenders often charge interest rates many times higher than the PBOC Benchmark Rate. They use different schemes to avoid sanctions by the PRC regulations and the SME borrowers who borrowed from these underground lenders sometimes do not have affordable avenues to protect their interests.

A government crackdown on illegal “underground” lenders has been initiated.  Former Premier Wen Jiabao, on behalf of the State Council, stated that private, informal financing channels will only be encouraged “within the boundaries of the law.”  The State Council said that the government would crack down on illegal practices such as pyramid schemes and lending at excessively high interest rates. With the new government crackdown on illegal lending, traditional sources of credit could dry up, bringing SMEs fewer funding alternatives. It is from this environment that microcredit companies such as Wujiang Luxiang were approved and established since 2008.

Microcredit Industry in China

Under the credit crunch policy in China, many SMEs have encountered money shortages.  Since 2008, the micro credit industry in China has been rapidly developing. Microcredit companies play an increasingly important role to help SMEs solve their money shortage problems, while they seek their own profit margins.

The number of microcredit companies has increased dramatically in the China since such types of companies were first permitted in 2008.  According to the statistics provided by PBOC, as of September 2012, there were 5,629 microcredit companies in China. The total loan balance from microcredit companies stood at $83.67 billion (RMB 533 billion). In the province of Jiangsu, as of September 30, 2012 there are about 465 microcredit companies with total capital of $12.03 billion (RMB 76.65 billion) and the total loans outstanding of $15.90 billion (RMB 101.2 billion).

The microcredit companies typically are profitable. According to Xiaoling Wu, the vice chairman of the National People’s Congress Financial and Economic Committee, who spoke at the Microcredit Innovation Forum held on January 16, 2010, overall, microcredit companies’ return on capital was 7.76%, while the microcredit companies in Zejiang, Shanghai, and Jiangsu generated returns on capital of 15.68%, 11.56%, and 10.70%, respectively, which make them the top three areas in terms of return on capital for microcredit companies.

City of Wujiang

Wujiang is located 11 miles south of Suzhou city and 34 miles east of Shanghai. Traditionally, Wujiang has been regarded as “the Land of Fish and Rice” and “the Capital of Silk”. In recent years, it is also known to be “the Capital of Cable and Optical Cable” and also “the City of Electronics”.

Wujiang’s economy is well developed. It currently ranks as one of the most economically successful cities in China. The GDP in 2011 reached $18.83 billion (RMB 119.2 billion), an increase of 18.8% from 2010. The GDP per capita reached $14,757 (RMB 93,417), an increase of 12.5% from 2010. After years of development, Wujiang has attracted and nurtured may successful businesses in electronics, silk and textiles, as well as the cable and optical-cable sectors. By the end of 2011, Wujiang had 1,480 state-owned enterprises, 21,813 private owned enterprises, 40,952 individually owned businesses, 240 rural professional cooperatives and a farmer population of 471,300.

In 2011, the outstanding balance of the local and foreign currency deposits and loans in Wujiang were $25.6 billion (RMB 162.8 billion) and $20.3 billion (RMB 129.1 billion), respectively. The banking industry in Wujiang realized profits of $0.77 billion (RMB 4.9 billion) in 2011. By the end of 2011, Wujiang had 17 financial institutions and 11 rural microcredit companies, an increase of 37.5% from 2010.  In 2012, the total outstanding balance of the 11 microcredit companies were $1.02 billion (RMB 6.49 billion) in 2012, an increase of 12.02% from 2011.

According to the market analysis, in 2013 and 2014, the capital needs in the city of Wujiang will increase to $39.3 billion (RMB 250 billion Yuan). We believe the local microcredit companies will have to rapidly develop to meet such needs in the next few years.

Our History and Corporate Structure

China Commercial Credit, Inc. is a holding company that was incorporated under the laws of the State of Delaware on December 19, 2011. Wujiang Luxiang was established in China on October 21, 2008.

Contractual Arrangements

There are no PRC state, provincial or local laws, rules and regulations prohibiting or restricting direct foreign equity ownership in companies engaged in microcredit business. However, the provincial authorities regulate microcredit companies through strict licensing requirements and approval procedures.  Direct controlling foreign ownership in a for-profit microcredit company has never been approved by competent Jiangsu government authorities. Based on the current position taken by the competent Jiangsu government authorities, direct foreign ownership of a microcredit company will not be approved in the foreseeable future.

In order to comply with the relevant Chinese laws with regard to foreign equity ownership restrictions, neither we nor our subsidiaries own any equity interest in Wujiang Luxiang.  Instead, we control and receive the economic benefits of Wujiang Luxiang’s business operation through a series of contractual arrangements.  WFOE, Wujiang Luxiang and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, on September 26, 2012.   The VIE agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Wujiang Luxiang, including absolute control rights and the rights to the assets, property and revenue of Wujiang Luxiang.  Based on a legal opinion issued by Da Cheng Law Offices to WFOE, the VIE agreements constitute valid and binding obligations of the parties to such agreements, and are enforceable and valid in accordance with the laws of the PRC. Each of the VIE Agreements are described in detail below:

 Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Wujiang Luxiang and WFOE, WFOE provides Wujiang Luxiang with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information.  Additionally, Wujiang Luxiang grants an irrevocable and exclusive option to WFOE to purchase from Wujiang Luxiang, any or all of its assets, to the extent permitted under the PRC laws.  WFOE shall own all intellectual property rights that are developed during the course of the agreement.  For services rendered to Wujiang Luxiang by WFOE under the Agreement, the service fee Wujiang Luxiang is obligated to pay shall be calculated based on the time of services rendered multiplied by the corresponding rate, which is approximately equal to the net income of Wujiang Luxiang.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years until it is terminated by WFOE with 30-day prior notice. Wujiang Luxiang does not have the right to terminate the agreement unilaterally.

Share Pledge Agreement

Under the Share Pledge Agreement between the shareholders of Wujiang Luxiang and WFOE, the various shareholders of Wujiang Luxiang pledged all of their equity interests in Wujiang Luxiang to WFOE to guarantee the performance of Wujiang Luxiang’s obligations under the Business Cooperation Agreement.  Under the terms of the Agreement, in the event that Wujiang Luxiang or its shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests.  The shareholders of Wujiang Luxiang also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws.  The shareholders of Wujiang Luxiang further agree not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the shareholders of Wujiang Luxiang irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, all of the equity interests in Wujiang Luxiang.  The option price is equal to the capital paid in by the Wujiang Luxiang shareholders.  The agreement remains effective for a term of ten years and may be renewed at WFOE’s election.

 Power of Attorney

Under the Power of Attorney, the shareholders of Wujiang Luxiang authorize WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to:  (a) attending shareholders' meetings; (b) exercising all the shareholder's rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Wujiang Luxiang.

Timely Reporting Agreement

To ensure Wujiang Luxiang promptly provides all of the information that WFOE and the Company need to file various reports with the SEC, a Timely Reporting Agreement was entered between Wujiang Luxiang and the Company.

Under the Timely Reporting Agreement, Wujiang Luxiang agrees that it is obligated to make its officers and directors available to the Company and promptly provide all information required by the Company so that the Company can file all necessary SEC and other regulatory reports as required.

Our Services

General

We generally provide two types of services, direct loans and guarantee services, to borrowers located within City of Wujiang, Jiangsu Province of China. In our direct loan business, we provide short-term loans to the borrowers and generate interest income.  In our guarantee business, we act as a guarantor to borrowers applying for short-term direct loans with other lenders and generate fee income.  Our clients in both the direct loan and guarantee businesses are primarily SMEs, farmers and individuals who generally use the proceeds of the loans for business related purposes.

We fund our lending and guarantee operations by using our registered capital, drawing down from the line of credit we have with state-owned or commercial banks, and using cash generated from our operations.  We currently have only one line of credit agreement with Jiangsu Rural Commercial Bank, as the amount we are allowed to finance through debt financing is limited at 50% of our registered capital. As of September 30, 2012, we have borrowed approximately $17.41 million (RMB 110 million) from Jiangsu Rural Commercial Bank to grow our portfolio and there is still another $6.33 million (RMB 40 million) available under the line of credit.

As of September 30, 2012, we have built an $81.5 million portfolio of direct loans to 226 borrowers and guaranteed 145 loans aggregating $85.7 million for 113 borrowers.  For the nine months ended September 30, 2012 and the fiscal year ended December 31, 2011, none of the borrowers accounted for more than 10% of our revenue.  We are not dependant on any one borrower in either our direct loan or guarantee business. For the year ended December 31, 2011 and the nine months ended September 30, 2012, we generated $10,862,985 and $9,216,372 of revenue with $8,301,905 and $6,578,458 of net income, respectively.

Our Services

Direct Loans

We provide direct loans to borrowers with terms not exceeding one year. During 2012, the average principal loan amount we provide is approximately $268,000. The interest rate we charge on a specific direct loan depends on a number of factors, including the type of borrower and whether the loan is secured or unsecured. We also take into account the quality of the collateral or guaranty given and the term of the loan.

Interest on our loans is usually payable monthly and averaged 17.57% for our direct loan portfolio for the first nine months ended September 30, 2012. Under certain Jiangsu banking regulations, since August 2012, we are allowed to charge an interest rate within the range of 0.9 times and 3 times the PBOC benchmark interest rate (the “PBOC Rate”). As of September 2012, the PBOC Rate was set at 6% per annum for one-year term loans and 5.6% for six-month term loans. During the first nine months of 2012, the average interest rate we charged to SMEs was 2.5 times the PBOC Rate or 13.98% for one-year term loans and 16.16% for six-month term loans. The interest on loans to farmers is subsidized by the Jiangsu government and usually results in farmers paying a rate lower than that of loans to SME’s. A portion of the difference between the lower rate charged to farmers and the rate charged to SME’s is remitted to us annually by the government as government incentive.

We offer both secured and unsecured direct loans. As of September 30, 2012, there were 304 direct loans outstanding, with a total aggregate outstanding balance of approximately $81.5 million and interest rates ranging from 9.6% to 21.6% and terms of the loans ranging from 1 month  to 12 months.  The following table sets forth a summary of our direct loan portfolio as of September 30, 2012 and December 31, 2011:

	Total Outstanding Balance as of 9/30/2012	Percentage of the Total Loan Portfolio as of 9/30/2012	Total Outstanding Balance as of 12/31/2011	Percentage of the Total Loan Portfolio as of 12/31/2011
Secured Loans:
Guarantee-backed loans	70,707,509	86.8%	64,353,553	83.8%
Pledge assets-backed loans	9,825,434	12.1%	11,649,760	15.2%
Collateral-backed loans	932,110	1.1%	786,349	1.0%
Unsecured Loans	-	-	-	-
Total:	81,465,053	100%	76,789,662	100%

Secured Loans

We offer three types of secured loans:

●	loans guaranteed by a third party, referred to in China as “guarantee-backed loans”;
●	loans secured by real property, referred to in China as “collateral-backed loans”; and
●	loans secured by personal property, referred to in China as “pledge-backed loans”.

●	Guarantee-backed loans

In the case of guarantee-backed loans, the third party guarantor and the borrower are jointly and severably liable for the repayment of the loan.  The third party guarantor, whether being an individual or legal entity, must be credit-worthy.  We do not require any asset from the borrower as collateral for such guarantee-backed loans.

●	Collateral-backed loans

In the case of collateral-backed loans, the borrowers provide land use rights or building ownership as collateral for the loan.

For loans secured by land use rights, the principal amount we grant is no more than 50-70% of the value of the land use rights. The percentage varies depending on the liquidity of the land use rights. For loans secured by building ownership, the principal amount we grant can be up to 100% of the value of the building. We engage independent appraisal firms to determine the value of the land use rights or the building.

Prior to funding a direct loan secured by land use rights or building ownership, we register our security interest in the collateral with the appropriate government authority.  In the event that the borrower defaults, we take legal actions including legal proceedings against the default borrower and enforcement action resulting in the court’s sale of the asset through an auction.

●	Pledge-backed loans

In the case of pledge-backed loans, the borrowers pledge negotiable instruments as collateral for the loan.  The maximum principal amount of pledge-backed loans we extend is generally within 90% of the value of the pledged negotiable instrument.

We will take physical possession of the negotiable instrument at the time the loan is made and do not need to register such security interest with any government authority.  If the borrower defaults, we can acquire ownership of the negotiable instrument upon the borrower’s consent.  If the borrower refuses to settle the outstanding balance amicably by rendering ownership to the pledged instrument to us, we will then initiate legal proceedings in which the court will enforce transfer of the ownership.

We require the business owners or individual shareholders of business borrowers to be jointly liable for the repayment of the loan.  In addition, we also require either a guarantee from a third party or certain assets as collateral.

Unsecured Loans

We have not provided any unsecured loans since the beginning of 2011. We have no such unsecured loans in our current portfolio and do not intend to make any such loans in the future. Prior to 2012, we provided a very small number of loans that were not secured by any collateral or guaranteed in any manner. Such loans were extended to borrowers with good track records and strong cash positions.

Guarantee Services

For a fee, we also provide guarantees to third party lenders on behalf of borrowers applying for loans with such other lenders. Our guarantee is a commitment by us to repay the loan to the lender if the borrower defaults.  We, as the third party guarantor, are jointly and severally liable for the repayment of the full amount of the loan.  We have cooperation agreements with six state-owned and commercial banks pursuant to which we are accepted as a guarantor.

In order for us to agree to act as a guarantor, a borrower must provide a counter-guarantor to us or acceptable collateral to the third party lender such as land use rights, building ownership or a negotiable instrument. In addition, the borrower must deposit cash with us in an amount equal to the amount we are required to deposit with the third party lender which is usually 10% to 20% of the principal amount of the loan. If the borrower defaults and we pay the lender on borrower’s behalf, we will first recover from the cash deposit the borrower provided us and then demand the counter-guarantor make payment to us or recover the payment from the sale proceeds of the collateral asset.

In exchange for our guarantee, the borrowers pay us guarantee fees. We charge a per annum guarantee fee ranging from 1.4% to 1.6% of the principal amount of the underlying loan. The guarantee fees are payable in full when the guarantee is made. The criteria in determining the guarantee fee paid by the borrower are summarized in the following table:

Types of Security Interest	New Client	Previous or Existing Client
Land Use Rights or Building Ownership	1.68% of the principal amount of the underlying loan multiplied by the number of years of the guarantee	1.56% of the principal amount of the underlying loan multiplied by the number of years of the guarantee
Counter-Guarantor	1.80 % of the principal amount of the underlying loan multiplied by the number of years of the guarantee	1.62 % of the principal amount of the underlying loan multiplied by the number of years of the guarantee

In addition to the fee income, we earn interest on the refundable cash deposits provided to us by the borrowers.  Such cash deposits are required to be made to our bank account when we approve the guarantee application. After the expiration of the guarantee term, such cash deposits, without interest, will be refunded to the borrower once we receive a notice from the third party lender confirming termination of our guarantee obligation.

As of September 30, 2012, we have provided guarantees for a total of $85.7 million underlying loans to approximately 113 borrowers.

Loan/Guaranty Application, Review and Approval Process

We have a standard process with regard to how a loan or guarantee application is reviewed, processed and approved.  The same process applies to both applications for direct loans and for guarantees.

The application process starts with an inquiry from potential borrowers to our Loan Officer. The Loan Officer has the discretion whether to accept the inquirer as an applicant. If accepted, the Loan Officer assists in the preparation of an application package and implements a field visit of the applicant.

The application package usually includes the following items in order for it to be accepted:

●	Summary of the desired loan/guaranty: general description of the borrower, use of proceeds, amount, term of the loan, guarantee, collateral or counter-guarantee to be provided.

●
Identity information:  if the borrower is a legal entity, we require articles of incorporation, business license, state and local tax registration certificates, copies of the personal identification cards of all the shareholders and the legal representative; if the borrower is an individual, we require copies of personal identification cards of all the borrowers.

●	Banking relationship documents: including loan application with banks or other lenders, permission to open bank accounts, and credit record.

●	Financial reports such as prior three years’ financial statements, interim financial reports, and recent tax returns.

●	Business operation documents including samples of sales contracts or customer contracts, and utility bills over the past few months.

●	Consents: if the borrower is an entity, board or shareholder consent for the loan.

The flow chart below summarizes the loan/guarantee application, review and approval process.
The reviews during steps 1, 2, 3 and 4 are deemed Level One review. The Loan Review Committee’s review is deemed Level Two review. The General Manager’s final review is the Level Three review. Typically it takes one to two weeks to complete our review.

In 2011, we processed a total of 575 applications for loans and guarantees.  45 of them were rejected during Level One review, 11 rejected during the Level Two review and 4 denied during the Level Three review.   The overall denial rate was 10.43%.

For the nine month period ended September 30, 2012, we processed a total of 431 applications for loans and guarantees.  28 of them were rejected during the Level One review, 20 rejected during the Level Two review and 7 denied during the Level Three review.   The overall denial rate was 12.7%.

Loan Extension and Renewal

In our direct loan business, if a borrower has difficulty repaying the principal amount and/or accrued interest in full at the maturity date due to a temporary situation, the borrower may choose to either apply for an extension of the term or a renewal of the loan.  The extension or renewal applications are reviewed in accordance with the same loan application, review and approval process outlined above.  In our guarantee business, we generally do not extend the guarantee period.

Loan Extension

We will generally approve loan extensions for borrowers who have made timely interest payments, are capable of paying the balance and have loans secured by sufficient collateral or guaranteed by an acceptable guarantor. The term of the loan extensions we grant is generally no longer than the term of the original loan and we only agree to extend a loan one time. If the loan extension application is not approved prior to the original maturity date of the loan, it will be transferred to the collection department and labeled as a default loan. As of September 30, 2012, extended loans constituted 1.12% of our total outstanding direct loan balance.

Loan Renewal

Many of our borrowers repay their loans and re-borrow at a later date, being referred to as a “loan renewal”. We consider a renewed loan a new loan, not a loan extension, despite our previous relationship with the borrower. Prior to the maturity date of the loan, the borrower may choose to apply to renew the loan. In order for the loan renewal application to be approved, the borrower must agree to repay the existing loan’s principal amount and accrued interest in full before the renewal application is approved.  Although we do not have a specific clean-up period policy, we do require that the period of time between repayment of the existing loan and the funding of the new loan to be 2-10 days. As of September 30, 2012, renewed loans constituted 77.52 % of our total outstanding direct loan balance.

Collection Procedure

We have standard collection procedures in our direct loan business. We call every borrower approximately 15 days prior to the maturity date to remind them that if we do not receive the repayment in full on the maturity date, we will send a written collection notice within 7 days after the maturity date.  The Loan Officer will frequently call and make on-site visits to a borrower upon a loan going into default.  Within 90 days after the default, our legal counsel will send warning letters to the default borrower.  If the outstanding amount cannot be collected within 180 days after the maturity date and the parties could not reach an agreement on a specific repayment plan, we will initiate legal proceedings in the court.

We apply the same collection procedure in our guarantee business.  The only difference is that we will collect from both the borrowers (including recovery from the cash deposit the borrowers put down with us) and the counter-guarantor or pursue recovery from the collateral.

Risk Management

Credit Risk

As a microcredit lender, credit risk is the most significant risk for our business. In our direct loan business, we suffer financial loss when a borrower defaults and full collection cannot be achieved. In our guarantee business, in the event the borrower defaults in its payment obligation and we pay the lender on behalf of the borrower, we suffer financial loss when we cannot recover the full amount of the payment we paid to the lender (after collection from the cash deposit provided by the borrower) from the counter guarantor or the sale proceeds of the collateral.

Risk Assessment

We apply the same risk assessment approach and procedures for both direct loans and guarantee activities. We have a dedicated Risk Department which assesses and evaluates the credit risks through in-house research and analysis.  We follow the methodology and procedure outlined in our risk assessment guidelines.  According to our risk assessment guidelines, the basic principle is that the bench mark ratio multiplied by the financial risk quotient and non-financial risk quotient and the result is the comprehensive risk ratio. The financial risk quotient takes into consideration 16 factors in three categories, i.e. leverage, profitability and growth.  The non-financial risk quotient takes into consideration 12 factors in four categories, i.e. industry risk, enterprise risk, management risk and other risks.  In summary, our Risk Department assess the credit risks based on the payment ability of the underlying obligors, transaction structure as well as the industry of borrower and the general economic condition of the market we operate in.

Risk Control

In our direct lending business, we assess, monitor and control the credit risks both before and after the loan is extended.

As discussed above, we assess the risks through the loan application, review and approval process.  Our Risk Department quantifies the risks related to a loan application in a risk assessment report by classifying the loan into one of three categories.  A loan with a score  of less than 0.35 points is deemed to be a low-risk loan. A loan with a score of between 0.35 and 0.5 points is considered a medium-risk loan. A loan with a score higher than 0.5 points will be classified as a high-risk loan.  We have higher requirements for the collateral and require the guarantor to be of higher payment capacity for loans labeled as higher risk.

After the loan or guarantee application is approved, we continue to monitor the credit risk. Our Loan Officers collect the borrower’s financial statements at the end of each quarter and conduct periodical field trips to the borrower’s facilities to observe its operation, sales, ability to make timely repayments, etc.  Based on the Loan Officers’ report, the comprehensive risk ratio of each loan is reviewed on a quarterly basis and adjustments are made to the ratio as necessary, according to the borrower’s operational and financial position and other factors outlined above. We label each outstanding loan as “Good”, “Maintenance” or “Contraction”.  For “Good” loans, we may extend further credit. For “Maintenance” loans, we will maintain the current credit level. For “Contraction” loans, we may reduce credit to the borrower.

Liquidity Risk

Liquidity risk is the risk to a bank's earnings and capital arising from its inability to timely meet obligations when they come due without incurring unacceptable losses.  As a microcredit company, we are prohibited by PRC banking regulations to accept deposits from the public.  Our funding sources include our registered capital, draw-down ability from any lines of credit we have with state-owned or commercial banks as well as cash generated from our operations.  Liquidity risk in our operation is therefore limited.  We monitor the repayment of loans drawn from the line of credit with Jiangsu Rural Commercial Bank, the only line of credit we currently have.

Allowance for Loan Loss

Reserve for Direct Loan

In our direct loan business, we apply three loan loss reserve measurements:

●	Measurement 1- The Specific Reserve:

In determining our loan loss reserve, we follow the guidelines for the specific reserve set forth in “The Guidance on Provisioning for Loan Losses” (the “Provision Guidance”) issued by PBOC.

Specific reserves are funds set aside based on the anticipated level of loss of each loan after categorizing the loan according to the risks. Such specific reserves are to be used to cover specific losses. According to the “Five-Tier Principle” set forth in the Provision Guidance, the loans are categorized as “pass”, “special-mention”, “substantial”, “doubtful” or “loss”. The definition and provision rate for each category is set forth below.

Tier	Definition	Reserve Rate
Pass	Loans for which borrowers are expected to honor the terms of the contracts, and there is no reason to doubt their ability to repay the principal and accrued interest in full and on a timely basis.	0%
Special-mention	Loans for which borrowers are currently able to repay the principal and accrued interest in full, although the repayment of loans might be adversely affected by some factors.	2%
Substantial	Loans for which borrowers’ ability to repay the principal and accrued interest in full is apparently in question and borrowers cannot depend on the revenues generated from ordinary operations to repay the principal and accrued interest in full. Lender may suffer some losses even though the underlying obligation is guaranteed by a third party or collateralized by certain assets.	25%
Doubtful	Loans for which borrowers are unable to repay principal and accrued interest in full. Lender will suffer significant losses even though the underlying obligation is guaranteed by a third party or collateralized by certain assets.	50%
Loss	Principal and accrued interest cannot be recovered or only a small portion can be recovered after taking all possible measures and resorting to necessary legal procedures.	100%

●	Measurement 2 - The General Reserve:

General reserves are funds set aside based on certain percentage of the total outstanding balance and to be used to cover unidentified probable loan loss. The General Reserve is required to be no less than 1% of total outstanding balance. We use 1% of total outstanding balance in our calculation for the General Reserve.

●	Measurement 3 - Special Reserve

Special reserves are funds set aside covering losses due to risks related to a particular country, region, industry or type of loans. The reserve rate could be decided based on management estimates of loan collectability. We did not make Special Reserves for 2010, 2011 or the nine month period ended September 30, 2012 due to the short-term and microcredit nature of our loans and our low loss rate in our operation history.

For the fiscal year ended December 31, 2011 and the first nine months ended September 30, 2012, our reserve measurements indicate the aggregate amount calculated based on General Reserve is higher than the amount calculated based on the Specific Reserve.  As such, the loan loss reserves we made for direct loan business is 1% of the total outstanding direct loan balances in those periods. We review the loss reserve on a quarterly basis.

As of September 30, 2012, the total outstanding direct loan balance was $81,465,053 and the loan loss reserve was $808,679.

Reserve for the Guarantee Services.

In our guarantee business, we are required to set aside reserves consisting of no less than 1% of the total outstanding balance of loans we guaranteed at the end of fiscal year and 50% of the income generated by our guarantee business during the fiscal year to cover probable losses.  The reserve of 50% of the income is applicable only to commission income not received during the period.  Since it is our standard practice to receive the guarantee fee in full in advance when the guarantee is made, we don’t think we are exposed to any risk with regard to receipt of such income. Therefore we did not set aside the reserve based on the 50% of the commission income.  We set aside 1% of our total outstanding guarantee portfolio as the reserve for our guarantee business for both 2011 and the first nine months ended September 30, 2012.

We follow the same “Five-Tier Principal” in our measurement of reserve for the guarantee business. For the fiscal year ended December 31, 2011 and the first nine months ended September 30, 2012, our reserve measurements indicate the aggregate amount calculated based on Five-Tier Principal is lower than the amount calculated based on the statutory requirement of 1% of the total outstanding guarantee portfolio.  As such, the reserves we made for the guarantee business is 1% of the total outstanding guarantee portfolio in those periods. We review the loss reserve on a quarterly basis.

As of September 30, 2012, the total outstanding balance we guaranteed was $85,680,329 and the loan loss reserve was $856,803.

Business Strategy

We intend to implement two primary strategies to expand the size of our Company: (i) expansion of our lending capacity through the cash generated from operations and through increase of our registered capital by debt and/or equity financing and (ii) potential acquisition of similar lending companies in Jiangsu Province, China.

Organic growth will occur through expansion of our direct loan and guarantee operations directed at SMEs and farmers. Our existing loan operations could also be expanded by increasing our registered capital base with a portion of the proceeds of this offering or other financing. According to a policy named “An Opinion Regarding Further Pushing Forward the Reform of Rural Microcredit Companies,” Suzheng Ban Fa (2011) No. 8 (“Jiangsu Document No. 8”) promulgated by Jiangsu provincial government, our capacity to make loans is limited to two times our registered capital and our capacity to provide guarantees is limited to three times our registered capital. We believe that as our registered capital increases, we will be able to continue to expand our direct loan and guarantee operations.  Because our target market has been historically underserved by the state-owned and commercial banks in China, we believe there will be a continuously high demand for our services and we will be able to attract a steady flow of borrowers.

Also, we believe that we may have the opportunity to acquire other microcredit companies of similar size and scope in Jiangsu province, China.  As a result of such acquisitions, we may expand our geographic coverage by obtaining requisite licenses to do business in other cities in Jiangsu province. We intend to actively pursue acquisition opportunities as they arise, although we currently do not have any binding agreement with any acquisition target and there can be no assurance that we will be able to locate any target or negotiate definitive terms with them.

Competition

The number of microcredit companies in China is increasing rapidly.  According to data compiled by PBOC and released on its website, as of September 2012, there were approximately 5,600 microcredit companies in China The total loan balance from microcredit companies stood at $61.9 billion (RMB 533 billion), and new loans issued to microcredit companies in the year of 2012 hit $30.6 billion (RMB 141.4 billion).  In Jiangsu province, there are about 465 microcredit companies with total paid-in capital of $ 12.03 billion (RMB 76.65 Billion) and total outstanding balance of $ 15.89 billion (RMB 101.2 billion) as of September 30, 2012 according to PBOC.

In the city of Wujiang, to our knowledge, the Finance Office of Suzhou Government will not approve the establishment of any new microcredit companies in the near future, and therefore the competition among the current eleven microcredit companies for new companies may be fierce.  According to the data from Central Bank of China, our major competitors in the city of Wujiang as of the end of February 2012 are listed below (in million Dollars).

Entities	Direct Loan Portfolio	Guarantee Portfolio	Total Portfolio
Dongfang	124.58	60.43	185.01
Sunan	84.68	86.23	170.91
Wujiang Luxiang	75.73	91.36	167.09
Tongli	154.86	3.64	158.5
Sushang	83.1	60.97	144.07
Wuyue	104.56	21.11	125.67
Tenglv	96.65	0	96.65
Jinguo	81.53	7.12	88.65
Lili	64.04	0	64.04
Jinxin	42.59	11.38	53.97
Fenghu	47.33	6.33	53.66

Competitive Strengths

We believe there are several key factors that will continue to differentiate us from other microcredit companies in the City of Wujiang.

●
Experienced Management Team.   We have a senior management team that has time-tested, hands-on experience with a high degree of market knowledge and a thorough understanding of the lending industry in China. Mr. Huichun Qin, our CEO and one of the founders of Wujiang Luxiang, worked at the Suzhou Sub-Branch of PBOC from 1981 to 2008, where he served as deputy director of Accounting Finance Section from 1993 to 2008.  Mr. Qin also served as a deputy director at SAFE from 2006 to 2008.  Other members of our management team have an average of 25 years of previous banking, accounting or other relevant experience. We believe that our management’s significant experience in the lending industry and our efficient underwriting process allow us to more accurately judge to whom to lend to and how to structure the loan.

●
Stable Relationship with State-Owned Banks and Commercial Banks.  We have established relationships with local branches of the state-owned and provincial commercial banks.  We have a credit facility agreement with Agricultural Bank of China pursuant to which it extended a line of credit to us, and other state owned banks are interested in extending credit to us. We also have established guarantee cooperation relationships with China Construction Bank, Agricultural Bank of China, Bank of Communications, China CITIC Bank, Agricultural Commercial Bank and Jiangsu Bank pursuant to which these banks previously have agreed to accept us as a guarantor for third party loans. Although there is no written understanding between these banks and us with regard to referral of lending business, we believe that the reputation of our management team enables us to maintain and develop good relationships with the local branches of these state owned and commercial banks.

●
Early Entrance and Good Reputation.  We are one of the first microcredit companies approved in the City of Wujiang. We have strong market recognition among the small borrowers in the City of Wujiang, which we believe should translate into a steady flow of borrowers.

●	Stable Borrower Base. Due to our early entrance that resulted in sizeable market share, we retain a stable borrower base with recurring borrowing needs and good repayment track records.

We believe we have the following competitive strengths compared to the local branches of state-owned banks and commercial banks who are permitted to extend credit to microcredit companies.

●	Fast Service. We can close loans more quickly than traditional Chinese banks due to our efficient and liberal, yet stringent, underwriting process which is friendlier to SMEs, farmers and individuals.

●
Favorable Rate to Borrowers with Good Track Record.  We offer favorable rates to borrowers who have a good track record with us, especially to the borrowers who provide real property as collaterals.  SMEs may be more willing to establish and maintain good relationship with us than with the local branches of the state-owned and commercial banks who may not be willing to provide much attention to SMEs.

●
A Greater Willingness to Lend to SMEs. We are focused on providing credit to SMEs, farmers and individuals in the City of Wujiang. With our extensive knowledge and experience working with local SMEs, farmers and individuals, we are better equipped to attract such borrowers and maintain a long-standing relationship with them.

Applicable Government Regulations

Our operations are subject to extensive and complex state, provincial and local laws, rules and regulations including but not limited:

● PRC Company Law and its implementation rules;

● Foreign Wholly-Owned Enterprise Law and its implementation rules;

● Guidance on  Microcredit Company Pilot (Yin Jian Fa [2008]23)  (the “Circular 23”) issued by the CBRC and the PBOC on May 4, 2008 and effective on May 4, 2008;

● Reply to Certain Issues on Microcredit Company Organization（Yin Jian Fa [2006]246）issued by the CBRC on September 20, 2006 and effective on September 20, 2006;

● Guidance on Great Promotion to Rural Microcredit Business of the Banking Industry (Yin Jian Fa [2007] 67) issued by the CBRC on August 6, 2007 and effective on August 6 ,2007;

● Circular on Implementing the “Accounting Rule for Financial Enterprise” to Microcredit Company (Cai Jin [2008]185) issued by Ministry of Finance on December 24, 2008 and effective on December 24, 2008;

● Circular on Relevant Policies for Rural Bank, Loan Company, Rural Mutual Cooperative and Microcredit Company (Yin Fa [2008]137) issued by the PBOC and the CBRC on April 24, 2008 and effective on April 24, 2008;

● Opinions on the pilot work for developing the Rural Microcredit Company (Trial) (Su Zheng Ban Fa [2007]142) (the “Jiangsu Document No. 142”) issued by General Office of Jiangsu Province Government promulgated on November 24, 2007;

● Opinions on Promoting  Fast and Well Development of  Rural Microcredit Company  (Su Zheng Ban Fa [2009]132) (the “Jiangsu Document No. 132”) issued by General Office of Jiangsu Province Government promulgated on November 28, 2009;

● Implementation Rules on Supervision and Regulation of Rural Microcredit Companies (Su Fu Ban [2010] 288) issued by General Office of Jiangsu Province Government on October 26, 2010 and effective on November 1, 2010;.

● Opinions Regarding Further Pushing Forward the Reform of Rural Microcredit Company (Su Zheng Ban Fa [2011]8) issued by General Office of Jiangsu Province Government on January 27, 2011 and effective on January 27, 2011;

● Interim Measures for the Administration of Financing Guarantee(Yin Jian Hui Ling [2010] 3) issued by the CBRC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Finance, Ministry of Commerce, PBOC and State Administration for Industry and Commerce on March 8, 2010 and effective on March 8, 2010;

● Provisional Supervision and Rating System for Rural Microcredit Companies (the “Jiangsu Document No. 53”) issued by Finance Office of Jiangsu Province on August 7, 2012.

● Financial Practices of Microcredit Companies issued by Finance Office of Jiangsu Province in 2009 and effective on January 1, 2010.

We are supervised by many provincial and local government authorities, including Finance Office of Jiangsu provincial government, CBRC, PBOC, local tax bureaus, local government, local AIC, local Bureau of Finance, local Public Security Bureau and local rural employment department, etc.

Establishment

Wujiang Luxiang was established on October 21, 2008 pursuant to Circular No. 23, Jiangsu Document No. 142 and Jiangsu Document No. 132 which allowed for the establishment of a new type of financial vehicle that is permitted to lend to small-to-medium sized business, farmers and individuals.

Source of Funds

Pursuant to the Circular 23, the sources of funds for the loan and guarantee business are limited to our registered capital, donation funds, cash generate from operations and debt financings from no more than two financial institutions.  The amount of debt financings from the financial institutions shall not exceed 50% of our registered capital.

Direct Loans

Pursuant to Jiangsu Document No.8, the maximum amount of loans we are allowed to make in our direct loan business is limited to 200% of our registered capital. Pursuant to Jiangsu Document 142 and Circular 23, the aggregate loan balance amount to one borrower cannot exceed 10% of our registered capital and must be less than 5% of our net assets. Pursuant to Jiangsu Document No. 132, the aggregate microcredit loan balances as a percentage of our total outstanding loan balances must be not less than 70%.  The aggregate balances of operational loans of with terms longer than three months as a percentage of total outstanding loan balances must exceed 70%. The aggregate balances of loans made to agricultural or rural borrowers or farmers as a percentage of our total outstanding loan balance must be no less than 70%. A loan under the amount of $712,025 (RMB 4,500,000) is deemed a microcredit loan according to Implementation Rules on Supervision and Regulation of Rural Microcredit Companies (Su Fu Ban [2010] 288).

Prior to August 7, 2012, the maximum interest rate a microcredit lender is allowed to charge on microcredit loans is four times of the PBOC’s Benchmark Rate according to PBOC’s Notice on Cracking Down on the Underground Lenders and Lending at Excessive High Interest Rate promulgated by the PBOC and Several Opinion Regarding the Trial of Cases promulgated by Supreme Court of PRC. On August 7, 2012, the Finance Office of Jiangsu Province implemented the Provisional Supervision and Rating System for Rural Microcredit Companies (the “Jiangsu Document No. 53”). Microcredit companies are assessed and ranked according to Jiangsu Document No.53 and the microcredit companies in highest ranking will, among others, enjoy preferential treatments in market permission and government subsidies. As such, we choose to comply with the lower maximum interest rate requirement set forth in the Jiangsu Document No. 53.

In accordance with the Provision Guidance, we are required to set aside a loan loss reserve according to the following three measurements:

●	Measurement 1- The Specific Reserve:

Specific reserves are funds set aside based on the anticipated level of loss of each loan after categorizing the loan according to the risks. Such specific reserves are to be used to cover specific losses. According to the “Five-Tier Principle” set forth in the Provision Guidance, the loans are categorized as “pass”, “special-mention”, “substantial”, “doubtful” or “loss”. The definition and provision rate for each category is set forth below.

Tier	Definition	Reserve Rate
Pass	Loans for which borrowers are expected to honor the terms of the contracts, and there is no reason to doubt their ability to repay the principal and accrued interest in full and on a timely basis.	0%
Special-mention	Loans for which borrowers are currently able to repay the principal and accrued interest in full, although the repayment of loans might be adversely affected by some factors.	2%
Substantial	Loans for which borrowers’ ability to repay the principal and accrued interest in full is apparently in question and borrowers cannot depend on the revenues generated from ordinary operations to repay the principal and accrued interest in full. Lender may suffer some losses even though the underlying obligation is guaranteed by a third party or collateralized by certain assets.	25%
Doubtful	Loans for which borrowers are unable to repay principal and accrued interest in full. Lender will suffer significant losses even though the underlying obligation is guaranteed by a third party or collateralized by certain assets.	50%
Loss	Principal and accrued interest cannot be recovered or only a small portion can be recovered after taking all possible measures and resorting to necessary legal procedures.	100%

●	Measurement 2 - The General Reserve:

General reserves are funds set aside based on certain percentage of the total outstanding balance and to be used to cover unidentified probable loan loss. The General Reserve is required to be no less than 1% of total outstanding balance.

●	Measurement 3 - Special Reserve

Special reserves are funds set aside covering losses due to risks related to a particular country, region, industry or type of loans. The reserve rate could be decided based on management estimates of loan collectability.

Guarantee Services

Pursuant to Jiangsu Document No.8, the aggregate amount of liabilities we are allowed to be exposed to in our guarantee business shall not exceed 300% of our registered capital.  Pursuant to the Interim Measures for the Administration of Financing Guarantee, guarantees we are allowed to provide to a single borrower shall not exceed 10% of our net capital, and not exceed 15% of our net capital if the guarantee is provided to a single borrower and the person’s affiliated parties.  We are prohibited to provide guarantees to our subsidiaries and/or parent company.

For our guarantee business, pursuant to Interim Measures for the Administration of Financing Guarantee, we are required to set aside reserves consisting of 1% of the aggregate outstanding balance of loans we guaranteed at end of fiscal year and 50% of the income generated by our guarantee business during the fiscal year.

Employees

We currently have 22 full time employees as of February 2013. We have employment contracts with all of our employees in accordance with PRC Labor Law and Labor Contract Law.  The contracts comply with the PRC laws. There are no collective bargaining contracts covering any of our employees. We believe our relationship with our employees is satisfactory.

We have made employee benefit contributions in accordance with relevant Chinese regulations, including retirement insurance, unemployment insurance, medical insurance, housing fund, work injury insurance and birth insurance. The Company recorded the contribution in the general administration expenses when incurred.

Intellectual Property

We do not own or have any significant intellectual property rights.

Legal Proceedings

We have not been involved in any material legal proceedings, other than the ordinary litigation incidental to our business.

There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder of more than five percent of our voting securities, is an adverse party or has a material interest adverse to our interest.

Facilities

Our principal executive offices are located at No. 1688 Yunli Road, Tongli, Wujiang, Jiangsu Province, China, where we lease approximately 18,040 square foot of office space.  The lease agreement we have with Wujiang Economic Zone Development Corporation has a five-year term starting from October 1, 2008 and could be renewed.  The average rent for the lease is approximately $21,000 per month. We do not own any real property or have any land use rights.

We believe that our current facility is adequate for our operations and that suitable additional or substitute space will be available to accommodate the foreseeable expansion of our operations.

DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers, Key Employees and Directors

The following table sets forth certain information concerning the individuals that will be the executive officers, key employees, and directors of CCC as of the date of this prospectus:

Name	Age	Position
Huichun Qin	48	Chairman of the Board of Directors, Chief Executive Officer
Long Yi	36	Chief Financial Officer
Xiaogang Feng	47	Director
Jianmin Yin	63	Director
Jingeng Ling	48	Director
Xiangdong Xiao	66	Director
John F. Levy	57	Director
Arnold Staloff	68	Director

Mr. Huichun Qin is one of founders of Wujiang Luxiang and has served as Chairman of our Board of Directors (the "Board") and the Chief Executive Officer of CCC since August 7, 2012. From 1981 to 2008, Mr. Huichun Qin worked at PBOC, where he served as deputy director of accounting and finance section from 2002 to 2006. From 2006 to 2008 Mr. Qin was the vice president of Wujiang Brach of PBOC, and at the same time he also served as a deputy director of Wujian State Administration of Foreign Exchange, where he was responsible for implementing a program relating to anti-money laundering management, in charge of management and monitoring local and foreign currency; foreign currency reserve and exchange, investigation, statistics, analysis and monitoring other financial institution in Wujiang area.  He received a bachelor degree from Southwest Tech University in Mianyang, China.  Mr. Qin’s extensive experience in the banking industry, his acute vision and outstanding leadership capability, as well as his commitment to the Company since its inception make him well-qualified in the Board’s opinion to serve as our CEO and Chairman of the Board.

Mr. Long Yi was appointed as the Chief Financial Officer of CCC on January 1, 2013. Prior to joining CCC, Mr. Yi was the senior financial manager in Sutor Technology Group Ltd. (Nasdaq: SUTR) since 2008. He served as an accounting manager at Forterra Inc. in Canada from 2006 to 2008.  He is a Certified Public Accountant in the State of Illinois.  Mr. Yi has a Bachelor’s degree in Accounting from Northeastern University and a Master’s degree in Accounting and Finance from University of Rotterdam. He also obtained a graduate diploma in accounting from McGill University.

Mr. Xiaogang Feng will be appointed as a director of CCC prior to the consummation of this offering.  He was a co-founder and currently a director of Ambow Education (NYSE:AMBO), a company focused on investments in the education industry in China. From 2002 to 2012, he served as vice president of Ambow Education in charge of the legal department, government relations and investment, and mergers and acquisitions.  He led teams to complete thirty five acquisitions and integrations among educational institutions, including universities, schools and training centers. He also served as a chief investment officer of Forint Wind Energy Development Company in China, and a director and of Zheng Guang Technology Investment Group. Mr. Feng has a Master’s degree in Economics and a Bachelor degree in Laws. Mr. Feng’s extensive in knowledge in merger and acquisitions and experience with China based US listed companies bring a valuable perspective to our Board.

Mr. Jianmin Yin will be appointed as a director of CCC prior to the consummation of this offering. Mr. Yin has forty years of work experience in tax, treasury, and finance. From 2009 to 2012, Mr. Yin served as the branch chief of Wujiang sub-branch of PBOC. From 1989 to 2009, he served as a president of the PBOC Wuxian City Branch and the city of Wujiang Branch. Mr. Qi brings a wealth of local banking knowledge to our Board of Directors.

Mr. Jingeng Ling will be appointed as a director of CCC prior to the consummation of this offering. From 2003 to 2012, he served as a chairman of the board of directors of Suzhou Dingli Real Estate Co. Ltd., one of the largest real estate development companies in the city of Wujiang. Mr. Liang’s business aptitude and strong analytical skills, qualify him for his position as one of our directors.

Mr. Xiangdong Xiao will be appointed as a director of CCC prior to the consummation of this offering.  Mr. Xiao has over forty years of work experience in PBOC, and has long been engaged in the financial industry management work. Since 2010, he has served as the Secretary-General of Suzhou Rural Microcredit Association since he retired from Jiangsu Yun Dong International Consultation and Assessment Company Suzhou Branch where he served as a general manager from 2000 to 2006. From 1998 to 2000, he served as a team leader of the loan department, section chief of the financial management department with PBOC’s Suzhou Branch.  Mr. Xiao graduated from Nanjing Jiangsu Fiscal and Finance College, majoring in Banking.  Mr. Xiao’s  substantial institutional knowledge of banking business and micro-lending industry makes him well positioned for his role as one of our directors.

Mr. John F. Levy will be appointed as a director of CCC prior to the consummation of this offering. Since May 2005, Mr. Levy has served as the Chief Executive Officer of Board Advisory, a consulting firm which advises public companies in the areas of corporate governance, corporate compliance, financial reporting and financial strategies.  Mr. Levy currently serves on the board of directors of three public companies. Mr. Levy has been a director of Applied Minerals, Inc. (AMNL) a publicly traded exploration stage natural resource and mining company since January 2008, and has served as chairman since August 2009.  Mr. Levy has been a director and audit committee member of Applied Energetics, Inc. (AERG), a publicly traded company that specializes in the development and application of high power lasers, high voltage electronics, advanced optical systems and energy management systems technologies, since June 2009. Mr. Levy has been a director, and chair of the audit committee of Gilman Ciocia, Inc. (GTAX), a publicly traded financial planning and tax preparation firm, since October 2006 and has served as lead director since September 2007.  From September 2010 to October 2012, he served as director of Brightpoint, Inc. (CELL), a publicly traded company that provides supply chain solutions to leading stakeholders in the wireless industry. From November 2008 through June 2010, he served as a director of Applied Natural Gas Fuels, Inc. (formerly PNG Ventures, Inc.). From March 2006 to April 2010, Mr. Levy served as a director and Audit Committee chairman of Take Two Interactive Software, Inc., a public company which is a global developer and publisher of video games best known for the Grand Theft Auto franchise. Mr. Levy served as Interim Chief Financial Officer from November 2005 to March 2006 for Universal Food &Beverage Company,which filed a voluntary petition under the provisions of Chapter 11 of the United States Bankruptcy Act on August 31, 2007.  Mr. Levy is a Certified Public Accountant with nine years experience with the national public accounting firms of Ernst & Young, Laventhol & Horwath and Grant Thornton. Mr. Levy is a frequent speaker on the roles and responsibilities of Board members and audit committee members. He has authored The 21st Century Director: Ethical and Legal Responsibilities of Board Members, Acquisitions to Grow the Business: Structure, Due Diligence, Financing, Creating the Best Projections You Can: Insights and Techniques and Ethics and Sustainability: A 4-way Path to Success.  All four courses have initially been presented to various state accounting societies.  Mr. Levy has a B.S. degree in economics from the Wharton School of the University of Pennsylvania and received his M.B.A. from St. Joseph’s University in Philadelphia.  Mr. Levy brings to our board vast financial experiences as a Certified Public Accountant, former Chief Financial Officer of several companies and as Chief Executive Officer of a consulting firm which advises public companies in the areas of corporate governance, corporate compliance, financial reporting and financial strategies. In addition, Mr. Levy brings to our board, substantial experience with complex accounting and reporting issues, financial strategies, SEC filings, corporate governance and corporate transactions.

Mr. Arnold Staloff will be appointed as a director of CCC prior to the consummation of this offering.   Mr. Staloff has served as a director and the chairman of the audit committee at NASDAQ-listed SmartHeat Inc. (HEAT), a plate heat exchange system manufacturer, since 2008. NASDAQ-listed Deer Consumer Products, Inc. (DEER), a small home and kitchen electronic products manufacturer, since 2009. From 2007 until his resignations in July 2010, Mr. Staloff served as a director and the chairman of the audit committee at NASDAQ-listed Shiner International, Inc. (BEST), a packaging and anti-counterfeit plastic film company. From 2007 until his resignation in 2009, he served as a director and the chairman of the audit committee of NASDAQ-listed AgFeed Industries, Inc. (FEED), a feed and commercial hog producer. Mr. Staloff served as a director for Lehman Brothers Derivative Products Inc. from 1994 until October 2008. From December 2005 to May 2007, Mr. Staloff served as chairman of the board of SFB Market Systems, Inc., a New Jersey-based company that provided technology solutions for the management and generation of options series data. From June 1990 to March 2003, Mr. Staloff served as president and chief executive officer of Bloom Staloff Corporation, an equity and options market-making firm and foreign currency options floor broker. During 1989 and 1990, Mr. Staloff served as President and chief executive officer of Commodity Exchange, Inc., or COMEX. Mr. Staloff started his professional career in 1968 at the SEC. His skills include financial analysis and accounting expertise. Mr. Staloff brings to the Board a long and successful business career, with extensive experience at both the management and board levels.

Director Independence

Our Board reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, it is determined that Xiaogang Feng, Jianmin Yin, Jingeng Ling, Xiangdong Xiao, John F. Levy and Arnold Staloff will be “independent directors” as defined by NASDAQ.

Each of Mr. Levy and Mr. Staloff shall receive $36,000 in cash per year and 6,000 restricted shares of the Company’s common stock per year, which shall vest in 4 equal quarterly installments. Mr. Levy also shall receive an additional $14,000 per year for acting as Chairman of the Audit Committee. Mr. Feng, Mr. Yin, Mr. Ling and Mr. Xiao shall receive $20,000 in cash per year for serving on the Board.

Committees of the Board of Directors

We intend to establish an audit committee, a compensation committee and a nominating and governance committee prior to consummation of this offering. Each of the committees of the Board shall have the composition and responsibilities described below.

          Audit Committee

Mr. Levy, Mr. Staloff and Mr. Yin will be members of our Audit Committee, where Mr. John F. Levy shall serve as the chairman. All proposed members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

We intend to adopt and approve a charter for the Audit Committee prior to consummation of this offering. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:

●	evaluates the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approves the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitors the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●
reviews the financial statements to be included in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversees all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

●	reviews and approves in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

●
provides oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and makes recommendations to the Board regarding corporate governance issues and policy decisions.

It is determined that Mr. Levy possesses accounting or related financial management experience that qualifies him as an "audit committee financial expert" as defined by the rules and regulations of the SEC.

Compensation Committee

Mr. Levy, Mr. Feng and Mr. Yin will be members of our Compensation Committee and Mr. Yin shall be the chairman.  All members of our Compensation Committee will be qualified as independent under the current definition promulgated by NASDAQ.  We intend to adopt a charter for the Compensation Committee prior to consummation of this offering. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Governance Committee

            Mr. Ling, Mr. Xiao and Mr. Yin will be the members of our Nominating and Governance Committee where Mr. Ling shall serve as the chairman. All members of our Nominating and Governance Committee will be qualified as independent under the current definition promulgated by NASDAQ.  The Board of Directors intend to adopt and approve a charter for the Nominating and Governance Committee prior to consummation of this offering. In accordance with the Nominating and Governance Committee’s Charter, the Nominating and Corporate Governance Committee shall be responsible to identity and propose new potential director nominees to the Board of Directors for consideration and review our corporate governance policies.

Code of Conduct and Ethics

We intend to adopt a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws and NASDAQ rules.

Significant Employees

We have no significant employees other than the executive officers described above.

Section 16 Compliance

Section 16(a) of the Exchange Act, requires our directors, executive officers and persons who own more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other of our equity securities. Upon effectiveness of the registration statement of which this prospectus forms a part, such requirement will take effect.

Family Relationships

There are no family relationships by and between or among the members of the Board or other executive officers or directors of the Company.

 Legal Proceedings Involving Officers and Directors

Unless otherwise indicated, to the knowledge of the Company after reasonable inquiry, no current director or executive officer of the Company during the past ten years, has (1) been subject to a petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing; (2) been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws; (4) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) of this section, or to be associated with persons engaged in any such activity; (5) been was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated; (6) been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated; (7) been the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any Federal or State securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or (8) been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

There are no material pending legal proceedings to which any of the individuals listed above is party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communications with the Board

We have not implemented a formal policy or procedure by which our stockholders can communicate directly with our Board of Directors. Nevertheless, every effort will be made to ensure that the views of stockholders are heard by the Board of Directors, and that appropriate responses are provided to stockholders in a timely manner. During the upcoming year, our Board will continue to monitor whether it would be appropriate to adopt such a process.

EXECUTIVE COMPENSATION

The following table provides disclosure concerning all compensation paid for services to CCC and Wujiang Luxiang in all capacities for our fiscal years ending 2011 and 2010 provided by (i) each person serving as our principal executive officer (“PEO”), (ii) each person serving as our principal financial officer (“PFO”) and (iii) our two most highly compensated executive officers other than our PEO and PFO whose total compensation exceeded $100,000 (collectively with the PEO, referred to as the “named executive officers” in this Executive Compensation section).

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($	Option Awards ($)	Other Compensation ($)	Total ($)

Ronald Altbach (1)	2011 2012	- -	- -	- -	- -	- -	- -

Qin Huichun (2) (CEO)	2011 2012	34,285 50,863	81,603 91,570	- -	- -	- -	115,888 142,433

Long Yi (3) (CFO)	2011 2012	- -	- -	- -	- -	- -	- -

(1) Mr. Altbach served as the President of CCC from its inception to December 31, 2012.

(2) Mr. Huichun Qin was appointed as the CEO of CCC on August 7, 2012 and has been the CEO of Wujiang Luxiang since its inception in 2008.

(3) Mr. Long Yi was appointed as the CFO of CCC on January 1, 2013.

Grants of Plan Based Awards in the Fiscal Year Ended December 31, 2011

No option grants were awarded to named executive officers for the fiscal year ended December 31, 2011.

Outstanding Equity Awards at Fiscal Year-End

No individual grants of stock options or other equity incentive awards have been made to our officer and directors since our inception; accordingly, none were outstanding as of December 31, 2011.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

We intend to enter into an employment agreement with our CEO, Mr. Huichun Qin, prior to the closing of this offering. He currently has an employment agreement with Wujiang Luxiang.

Director Compensation

We did not pay any compensation to directors during the fiscal year ended December 31, 2012 and 2011.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Loan Agreements

A loan of $232,805 (RMB 1,500,000) was made to Mr. Xinlin Yao, a vice general manager of Wujiang Luxiang with an annual interest rate of 10.80% for a term of twelve months from February 15, 2011 to February 15, 2012. The loan was repaid on February 15, 2012

During 2011, the Company made five loans totaling $4,166,667 (RMB 15,000,000) to related parties.   All of the outstanding loans to the above parties have been repaid.

Share Exchange Agreements

On August 7, 2012, CCC entered into certain share exchange agreements with 16 individuals, each of whom is the sole shareholder of a British Virgin Island company. These 16 individuals are the ultimate owners of the Wujiang Luxiang shareholders, although none of the 16 BVI companies have any equity interest or economic interest in Wujiang Luxiang.  Each of the 16 individuals exchanged 100% of their equity interests in their respective BVI companies for such number of shares of common stock of CCC as shown in the below chart.  Upon consummation of the transactions contemplated in the share exchange agreements (the "Share Exchanges"), the 16 individuals collectively owned an aggregate of 9,307,373 shares of common stock of CCC and the 16 BVI companies became wholly owned subsidiaries of CCC. The chart below shows the number of shares each of these CCC stockholders owned upon consummation of the Share Exchange.  The CCC stockholders who beneficially own more than 5% of the total issued and outstanding shares of CCC common stock as of January 31, 2013 may be deemed a related party of CCC.

No.	Name of CCC Stockholders	BVI company Previously Beneficially Owned by the CCC Stockholders	Number of CCC Shares of Common Stock Owned upon Consummation of the Share Exchange	Percentage of Total Issued and Outstanding as of January 31, 2013
1.	Ling, Jingen	Ke Da Investment Ltd.	1,120,968	9.730%
2.	Cui, Genliang	Kai Tong International Ltd.	778,341	6.756%
3.	Song, Qidi	Bao Lin Financial International Ltd.	714,286	6.200%
4.	Wu, Jianlin	Yun Tong International Investment Ltd.	726,728	6.308%
5.	Mo, Lingen	Ding Hui Ltd.	778,341	6.756%
6.	Xu, Weihua	Wei Hua International Investment Ltd.	726,728	6.308%
7.	Li, Senlin	Xin Shen International Investment Ltd.	778,341	6.756%
8.	Shen, Xiaoping	Tong Ding Ltd.	778,341	6.756%
9.	Ling Jinming	Zhong Hui International Investment Ltd	785,023	6.814%
10.	Jiang, Xueming	Candid Finance Ltd.	714,286	6.200%
11.	Shen Longgen	Heng Ya International Investment Ltd.	279,839	2.429%
12.	Qin, Huichun	Yu Ji Investment Ltd.	243,433	2.113%
13.	Pan, Meihua	Shun Chang Ltd	98,041	0.851%
14.	Ling, Jianferg	Run Da International Investment Ltd	435,829	3.783%
15.	Ma, Minghua	FuAo Ltd	228,917	1.987%
16.	Wu, Weifang	Da Wei Ltd	119,931	1.041%
		Total:	8,958,874	80.79%

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of January 31, 2013 for our officers, directors and 5% or greater beneficial owners of common stock. There is no other person or group of affiliated persons, known by us to beneficially own more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

The percentage ownership information shown in the table below is calculated based on 11,520,737 shares of our common stock issued and outstanding as of January 31, 2013. Except for 645 Series A Preferred Stock and 1,280 shares of Series B Preferred Stock which shall be converted to common stock, upon consummation of this offering, at 50% of the Initial Offering Price, we do not have any outstanding options, warrants or other securities exercisable for or convertible into shares of our common stock.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Total Issued and Outstanding Shares of Common Stock
5% stockholders:
Cui, Gengliang.	778,341	6.756%
Song, Qidi	714,286	6.200%
Wu, Jianlin	726,728	6.308%
Mo, Lingen	778,341	6.756%
Xu, Weihua	726,728	6.308%
Li, Senlin	778,341	6.756%
Shen, Xiaoping	778,341	6.756%
Ling, Jingen	1,120,968	9.730%
Ling, Jinming	785,023	6.814%
Jing, Xueming	714,286	6.200%
Officers and Directors:
Huichun Qin (1)	243,433	2.113%
All officers and directors as a group (1 person)	243,433	2.113%

(1) Mr. Qin is the sole shareholder of Yu Ji Investment Ltd., which owns 243,433 shares of the CCC common stock.

 DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

The holders of our common stock:

●	Have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors;

●	Are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

●	Do not have pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and

●	Are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

The shares of common stock are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the common shares and they all rank at equal rate or pari passu, each with the other, as to all benefits, which might accrue to the holders of the common shares. All registered stockholders are entitled to receive a notice of any general annual meeting to be convened by our Board of Directors.

At any general meeting, subject to the restrictions on joint registered owners of common shares, on a showing of hands every stockholder who is present in person and entitled to vote has one vote, and on a poll every stockholder has one vote for each share of common stock of which he is the registered owner and may exercise such vote either in person or by proxy.

We refer you to our Articles of Incorporation and Bylaws, copies of which were filed with the registration statement of which this prospectus is a part, and to the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of our securities.

As of January 31, 2013 there were 11,520,737 shares of our common stock issued and outstanding.

Preferred Stock

Out of the 10,000,000 shares of preferred stock authorized, we designated 1,000,000 shares as Series A Convertible Preferred Stock (the “Series A Stock”) and 5,000,000 as Series B Convertible Preferred Stock (the “Series B Stock”).

The Series A Stock shall rank (i) prior to the common stock and to all other classes and series of equity securities of the Company which by their terms do not rank senior to the Series A Stock, and (ii) junior to any class or series of equity securities which by its terms shall rank senior to the Series A Stock.  The Series A Stock shall be subordinate to and rank junior to all indebtedness of the Company now or hereafter outstanding.

We have 645 shares of the Series A Stock outstanding as of January 31, 2013.  Each share of the Series A Stock outstanding on the day on which the Company consummates this offering will, automatically and without any action on the part of the holder thereof convert into issued and outstanding shares of our common stock beneficially owned by a consultant who received our shares on May 31, 2012 based on a per share conversion price equal to 50% of the public offering price.

The Series B Preferred Stock shall rank (i) prior to the common stock and to all other classes and series of equity securities of the Company which by their terms do not rank senior to the Series B Preferred Stock and (ii) junior to any class or series of equity securities which by its terms shall rank senior to the Series B Preferred Stock.  The Series B Stock shall be subordinate to and rank junior to all indebtedness of the Company now or hereafter outstanding.

We have 1,280 shares of the Series B Stock outstanding as of January 31, 2013.  Each share of the Series B Stock outstanding on the day on which the Company consummates this offering will, automatically and without any action on the part of the holder thereof convert into issued and outstanding shares of our common stock beneficially owned by a consultant who received our shares on May 31, 2012 based on a per share conversion price equal to 25% of the public offering price.

Options, Warrants and Rights

There are no outstanding options, warrants, or similar rights to purchase any of our securities.

Transfer Agent

The transfer agent and registrar for our common stock is [   ]. Their telephone number is [ _ ]. The transfer agent is responsible for all record-keeping and administrative functions in connection with our issued and outstanding common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our common stock.  We cannot assure you that a liquid trading market for our common stock will develop on the NASDAQ or be sustained after this offering.  Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.  Further, since a large number of shares of our common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering and assuming the issuance of _______ shares of common stock offered hereby, but no exercise of the over-allotment option, we will have an aggregate of _______ shares of common stock outstanding.   The _______ shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below.

 As of January 31, 2013, 11,520,737 shares of common stock held by existing stockholders are deemed “restricted securities” as that term is defined in Rule 144 and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rule 144.  [___] of our currently outstanding shares of common stock will be subject to “lock-up” agreements described below on the effective date of this offering.  On the effective date of this offering and including the _______ shares to be issued in this offering, there will be _______ shares outstanding that are not subject to lock-up agreements and eligible for sale pursuant to Rule 144 or pursuant to an effective registration statement.  Upon expiration of the initial lock-up period [___] days after [____], 2013, [_____] ([__]% of [______]) outstanding shares will become eligible for sale, subject in most cases to the limitations of Rule 144.  Upon expiration of the subsequent [___] month lock-up period, an additional [____] (the remaining [__]%) will become eligible for sale, subject in most cases to the limitations of Rule 144.    See “Underwriting.”

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness	_____	Freely tradable shares sold in the offering.

90 Days	[_____]	shares saleable under Rule 144 and Rule 701.

Rule 144

In general, under Rule 144, beginning ninety days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations.  Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the completion of this offering, without regard to volume limitations or the availability of public information about us, if:

●	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

●	the person has beneficially owned the shares to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates.

Beginning ninety days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately _______ shares immediately after this offering; or

●	the average weekly trading volume in our common stock on the listing exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates are generally subject to the availability of current public information about us, as well as certain “manner of sale” and notice requirements.

Lock-up Agreements

We, each of our officers and directors and all of our existing shareholders have agreed, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of, or enter into any swap or other transaction that is designed to, or could be expected to, result in the disposition of any of our common stock or other securities convertible into or exchangeable or exercisable for our common stock or derivatives of our common stock (whether any such swap or transaction is to be settled by delivery of securities, in cash, or otherwise), owned by these persons prior to this offering or acquired in this offering or common stock issuable upon exercise of options or warrants held by these persons until after one year following the date of this prospectus without the prior written consent of the underwriters. This consent may be given at any time without public notice.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for which Burnham Securities, Inc. is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Burnham Securities, Inc.
[ ]
[ ]

Total:

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are only required to take or pay for the shares covered by the underwriters’ over-allotment option as described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for [30] days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional          shares of common stock.

Total
		Per Share		No Exercise		Full Exercise
Public offering price	$		$		$
Underwriting discounts and commissions to be paid by:
Us	$		$		$
Proceeds, before expenses, to us	$		$		$

We will pay the fees and expenses we incur in connection with this offering which we estimate to be approximately US$____________, excluding underwriting discounts and commissions. See “Expenses Related to This Offering.”

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities if indemnification is not available.

We, each of our officers and directors and all of our existing shareholders have agreed, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of, or enter into any swap or other transaction that is designed to, or could be expected to, result in the disposition of any of our common stock or other securities convertible into or exchangeable or exercisable for our common stock or derivatives of our common stock (whether any such swap or transaction is to be settled by delivery of securities, in cash, or otherwise), owned by these persons prior to this offering or acquired in this offering or common stock issuable upon exercise of options or warrants held by these persons until after 1 year following the date of this prospectus without the prior written consent of the underwriters. This consent may be given at any time without public notice.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to have our common stock quoted on NASDAQ under the trading symbol “______.”

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of common stock than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing common stock in the open market. In determining the source of common stock to close out the covered short position, the underwriters will consider, among other things, the price of common stock available for purchase in the open market as compared to the price at which they may purchase common stock through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common stock in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the common stock in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased common stock sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. In addition, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise. Neither we nor any underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

A prospectus in electronic format may be made available on Internet websites maintained by one or more of the underwriters of this offering. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market for the shares will develop, or that after the offering the shares will trade in the public market at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the underwriters. Among the primary factors that will be considered in determining the public offering price are:

(a)	prevailing market conditions;

(b)	our financial condition and results of operations in recent periods;

(c)	the present stage of our development;

(d)	the market capitalizations and stages of development of other companies that we and the underwriters believe to be comparable to our business; and

(e)	the history of, and the prospects for, our Company and the industry in which we compete.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, an offer of securities may not be made to the public in that Member State, other than:

(a) to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if that Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative; or

(c) in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in that Member State), and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in that Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571 Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

 Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

EXPERTS

The financial statements included in this prospectus and the registration statement were audited by Marcum Bernstein & Pinchuk LLP, located at 7 Penn Plaza Suite 830, New York, NY 10001, an independent registered public accounting firm, to the extent set forth in its report and are included herein in reliance upon the authority of this firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Ellenoff Grossman & Schole LLP, with the address at 150 East 42nd Street, 11th Floor, New York, NY 10017 in its capacity as counsel for the issuer.  Certain legal matters in connection with this offering will be passed upon for the underwriter by Blank Rome LLP, with the address at The Chrysler Building, 405 Lexington Avenue, New York, NY 10174.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

ENFORCEMENT OF JUDGMENTS

Our operation and principle assets are located in PRC, and majority of our officers and directors are non-residents of the United States. Therefore, it may be difficult to effect service of process on such persons in the United States, and it may be difficult to enforce any judgments rendered against us or our officers and/or directors. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely within the United States.

Dacheng Law Firm, our counsels as to PRC law, have advised us there is uncertainty as to whether the courts of the PRC would (i) recognize or enforce judgments of United States courts obtained against our officers or directors or the experts named in this prospectus based on the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the PRC against our officers or directors or the experts named in this prospectus based on the securities laws of the United States or any state in the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock described herein. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website at www.chinacommercialcredit.com as soon as reasonably practicable after filing such documents with the SEC. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

Wujiang Luxiang Rural Microcredit Co., Ltd

FINANCIAL STATEMENTS

Financial Statements for Fiscal Year Ended December 31, 2011 and December 31, 2010

Financial Statements for Fiscal Period Ended September 30, 2012

PAGES

Balance Sheets at September 30, 2012 (unaudited) and December 31, 2011	F-23

Statements of Operations and Comprehensive Income for the nine months ended September 30, 2012 and September 30, 2011 (unaudited)	F-24

Statements of Cash Flows for the nine months ended September 30, 2012 and September 30, 2011 (unaudited)	F-25

Notes to the Unaudited Financial Statements	F-26 – F-51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Wujiang Luxiang Rural Microcredit Co., Ltd

We have audited the accompanying balance sheets of Wujiang Luxiang Rural Microcredit Co., Ltd (the “Company”) as of December 31, 2011 and 2010, and the related statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wujiang Luxiang Rural Microcredit Co., Ltd as of December 31, 2011 and 2010, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum Bernstein & Pinchuk

Marcum Bernstein & Pinchuk LLP
New York, NY
June 27, 2012

NEW YORK OFFICE • 7 Penn Plaza  • Suite 830 • New York, New York 10001 • Phone 646.442.4845 • Fax 646.349.5200 •  Marcumbp.com

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
BALANCE SHEETS

	December 31,
	2011	2010
ASSETS
Cash	$3,549,644	$659,151
Restricted cash	12,443,735	11,866,001
Loans receivable, net	76,022,989	68,026,982
Due from related parties	235,905	908,843
Interests receivable	666,918	708,836
Tax receivable, net	559,277	490,144
Property and equipment, net	50,161	93,197
Other assets	1,027,800	243,617
Total Assets	$94,556,429	$82,996,771

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Short-term bank loans	$23,590,469	$19,691,599
Deposits payable	9,113,229	8,300,009
Due to related parties	-	121,179
Unearned income from guarantee services	955,047	704,173
Allowance for guarantee	887,426	719,728
Other current liabilities	620,029	256,533
Deferred tax liability	264,040	178,018
Total Current Liabilities	$35,430,240	$29,971,239

Commitments and Contingencies

Shareholders' Equity
Common stock (RMB 1.00 par value, approximately USD 0.1469 par value, 300,000,000 shares authorized, issued and outstanding as of December 31, 2011 and 2010, respectively)	$44,063,863	$44,063,863
Statutory reserve	2,967,237	1,721,952
Retained earnings	8,353,217	5,661,248
Accumulated other comprehensive income	3,741,872	1,578,469
Total Shareholders’ Equity	59,126,189	53,025,532
Total Liabilities and Shareholders’ Equity	$94,556,429	$82,996,771

See notes to the financial statements.

WUJIANG RURAL LUXIANG MICROCREDIT CO., LTD
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2011	2010
Interest income
Interests and fees on loans	$10,854,752	$8,699,589
Interests and fees on loans-related party	72,830	129,225
Interests on deposits with banks	248,262	139,169
Total interest income	11,175,844	8,967,983

Interest expense
Interest expense on short-term bank loans	(1,237,312)	(954,776)
Interest expense on short-term borrowings-related party	(346,921)	-
Net interest income	9,591,611	8,013,207

Provision for loan losses	(42,994)	(122,090)
Net interest income after provision for loan losses	9,548,617	7,891,117

Commissions and fees on guarantee services	1,441,942	1,319,010
Commissions and fees on guarantee services-related party	10,297	25,785
Allowance for losses on guarantee services	(137,871)	(198,904)
Commission and fees on guarantee services, net	1,314,368	1,145,891

NET REVENUE	10,862,985	9,037,008

Other non-interest income
Subsidy income	623,345	418,503
Other non-interest income	102,487	118,732
Total other non-interest income	725,832	537,235

Other non-interest expense
Salaries and employee surcharge	(838,572)	(766,987)
Rental expenses	(248,911)	(215,392)
Business taxes and surcharge	(528,286)	(396,182)
Other operating expense	(480,587)	(412,115)

Total non-interest expense	(2,096,356)	(1,790,676)

INCOME BEFORE PROVISION FOR INCOME TAXES	9,492,461	7,783,567
Provision for income taxes	(1,190,556)	(975,733)
NET INCOME	8,301,905	6,807,834

Other comprehensive income
Foreign currency translation adjustment	2,163,403	1,697,442
COMPREHENSIVE INCOME	$10,465,308	$8,505,276

See notes to financial statements.

         WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common shares		Statutory	Retained	Accumulated comprehensive	Total shareholders’
	Shares	Amount	reserve	earnings	income	equity
Balance as of January 1, 2010	300,000,000	$44,063,863	$700,777	$4,159,706	$(118,973)	$48,805,373
Net income for the year	-	-	-	6,807,834	-	6,807,834
Transfer to statutory reserves	-	-	1,021,175	(1,021,175)	-	-
Dividends to owners	-	-	-	(4,285,117)	-	(4,285,117)
Foreign currency translation gain	-	-	-	-	1,697,442	1,697,442
Balance as of December 31, 2010	300,000,000	44,063,863	1,721,952	5,661,248	1,578,469	53,025,532

Net income for the year	-	-	-	8,301,905	-	8,301,905
Transfer to statutory reserves	-		1,245,285	(1,245,285)	-	-
Dividends to owners	-	-	-	(4,364,651)	-	(4,364,651)
Foreign currency translation gain	-	-	-	-	2,163,403	2,163,403
Balance as of December 31, 2011	300,000,000	$44,063,863	$2,967,237	$8,353,217	$3,741,872	$59,126,189

See notes to the financial statements.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2011	2010
Cash flows from operating activities:
Net income	$8,301,905	$6,807,834
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	47,586	45,256
Provision for loan losses	42,994	122,090
Provision for losses on guarantee services	137,871	198,904
Changes in operating assets and liabilities:
Interests receivable	67,914	(443,177)
Tax receivable, net	(49,556)	(274,068)
Other assets	(170,178)	23,895
Unearned income from guarantee services	220,274	208,653
Other current liabilities	347,907	128,432
Deferred tax liabilities	77,918	52,313
Net cash provided by operating activities	9,024,635	6,870,132

Cash flows from investing activities:
Loan receivable	(5,348,015)	(11,765,835)
Due from related parties	696,163	(443,158)
Payment of loans on behalf of guarantees	(981,974)	(150,943)
Collection from guarantees for loan paid on behalf	137,625	544,923
Deposit released from banks for guarantee service	4,433,290	3,674,990
Deposit paid to banks for guarantee service	(3,959,133)	(5,841,434)
Purchases of property and equipment	(673)	(32,613)
Net cash used in investing activities	(5,022,718)	(14,014,070)

Cash flows from financing activities:
Short-term bank borrowings	41,448,912	39,474,949
Repayment of short-term bank loan	(38,151,697)	(27,806,256)
Borrowings from a related party	7,609,633	-
Repayment of borrowings from a related party	(7,882,954)	-
Payments of dividends	(4,364,650)	(4,285,117)
Net cash used in/provided by financing activities	(1,340,756)	7,383,576

Effect of exchange rate fluctuation on cash and cash equivalents	229,332	128,778

Net increase in cash and cash equivalents	2,890,493	368,416
Cash and cash equivalents at beginning of year	659,151	290,735
Cash and cash equivalents at end of year	$3,549,644	$659,151

Supplemental cash flow information
Cash paid for interest	$1,568,024	$935,602
Cash paid for income tax	$2,119,439	$1,733,268

See notes to the financial statements.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

1.	ORGINAZATION AND PRINCIPAL ACTITIVIES

Wujiang Luxiang Rural Microcredit Co., Ltd (“the Company” or “Wujiang Luxiang”) was incorporated in October 21, 2008 as a limited liability company in Wujiang City, Jiangsu Province, People’s Republic of China (the “PRC”). The principal activities of the Company comprise providing short-term loans and loan guarantee services to farmers and small businesses in rural areas of PRC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for all periods presented.

(b)	Foreign currency translation

The functional currency of the Company is Renminbi (“RMB”), and PRC is the primary economic environment in which the Company operates.

For financial reporting purposes, the financial statements of the Company prepared using RMB, are translated into Company’s reporting currency, the United States Dollars (“U.S. dollars”). Assets and liabilities are translated using the exchange rate at each balance sheet date.  Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in owners’ equity.
RMB:USD	2011	2010
RMB exchange rate at December 31	6.3585	6.6018
Average RMB exchange rate	6.4640	6.7696

(c)	Use of estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the financial statements include: (i) the allowance for doubtful debts; (ii) estimates of losses on unexpired loan contracts and guarantee service contracts (ii) accrual of estimated liabilities; and (iii) contingencies and litigation.

(d)	Fair Values of Financial Instruments

The accounting standards regarding fair value of financial instruments and related fair value measurements define financial instruments and require fair value disclosures of those financial instruments. The fair value measurement accounting standard defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels are defined as follows:

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

● Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

● Level 2
inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

● Level 3	inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments include cash and cash equivalents, loans receivable, deposits payable, amounts due from/to related parties and bank borrowings. The carrying amounts reported in the balance sheets for cash equivalents, loans receivable, deposits payable, amounts due from/to related parties and bank borrowings approximate fair value due to the immediate or short-term maturity of these financial instruments.

(e)	Cash and cash equivalents

Cash represents cash on hand and due from bank, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

(f)	Loans receivable, net

Loans receivable primarily represent loan amounts due from customers. Loans receivable are recorded at cost, net of unearned income and allowance that reflects the Company’s best estimate of the amounts that will not be collected. Loan origination and commitment fees and certain direct loan origination costs collected from customers are directly recorded in current year interests and fees on loans.

(g)	Allowance for loan losses

The Company’s loans consist of small business loans and personal loans. Business loans are typically collateralized by the borrower’s company assets, and personal loans are typically secured by a third-party guarantor.

The allowance for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date.  The allowance is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual problem loans and pools of homogenous loans within the portfolio, and actual loss, delinquency, and/or risk rating experience within the portfolio. The Company also considers current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors, to include regulatory guidance. Finally, as appropriate, the Company also considers individual borrower circumstances and the condition and fair value of the loan collateral, if any.

The allowance for loss from the portfolio loans is determined using a combined approach. Individual loans in the portfolio that have been identified as impaired are analyzed individually to determine an appropriate allowance for loan loss. In addition, the allowance for loan losses is augmented using a homogenous pool approach for loans that are current and/or have not been individually identified as impaired loans. The homogenous pool approach utilizes quantitative factors that are developed by management using the qualitative factors and other considerations outlined in the previous paragraph. As a result of the estimation, 1% of loan balances as of December 31, 2011 and 2010 was provided as allowance for loan losses as of December 31, 2011 and 2010.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Loans are considered impaired when they are identified as such by the Company’s internal risk rating and loss evaluation process or when contractually past due 90 days or more with respect to interest or principal. Factors that indicate impairment include, but are not limited to, deterioration in a borrower’s financial condition, performance, or outlook, decline in the condition, performance, or fair value of the collateral for the loan (if any), payment or other default on the loan, and adverse economic or market developments in the borrower’s region or business portfolio. Accrual of interest is typically discontinued on impaired loans, although from time to time the Company may continue to accrue interest and/or recognize interest income on impaired loans when payments are being received and, in the judgment of management, collection of the principal is reasonably assured and/or the net recorded investment in the loan is deemed to be collectible.

The Company has various policies and procedures in place to monitor its exposure to credit risk including, but not limited to, a formal risk rating process, periodic loan delinquency reporting, periodic loan file reviews, financial updates from and visits to borrowers, and established past-due loan collection procedures. The Company formally evaluates its allowance for loan losses on a quarterly basis or more often as deemed necessary. A provision for loan loss is charged to operations based on this periodic evaluation. Actual loan losses are charged off against the allowance for loan losses, while recoveries of amounts previously charged off are credited to the allowance.

Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on loans, the fair value of underlying collateral (if any), estimated losses on pools of homogeneous loans based on historical loss experience, changes in risk characteristics of the loan portfolio, and consideration of current economic trends, all of which may be susceptible to significant change.

(h)	Interest receivable

Interest on loans receivable is accrued and credited to income as earned. The Company determines a loan’s past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment. Accrual of interest is generally discontinued when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days. At that time, the loan is considered impaired and any accrued but uncollected interest is reversed. The interest not accrued due to the above reason was $17,796 and $12,396 in the years ended December 31, 2011 and 2010, respectively. Additional interest income is recorded only to the extent that payments are received, collection of the principal is reasonably assured, and/or the net recorded investment in the loan is deemed to be collectible. Loans are generally restored to accrual status when the obligation is brought to a current status by the borrower.

(i)	Property and equipment

The property and equipment are stated at cost less accumulated depreciation. The depreciation is computed on a straight-line method over the estimated useful lives of the assets with 5% salvage value.

Estimated useful lives of property and equipment:

Useful Life
Electronic equipment	3 years
Vehicles	4 years
Office equipment	5 years

The Company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the accounts and includes any gain or loss in the statement of income. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred; major additions and betterment to equipment are capitalized.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Impairment of long-lived assets

The Company applies the provisions of ASC No. 360 Sub topic 10, "Impairment or Disposal of Long-Lived Assets"(ASC 360-10) issued by the Financial Accounting Standards Board ("FASB"). ASC 360-10 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

The Company tests long-lived assets, including property and equipment and finite lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses in the years ended December 31, 2011 and 2010.

(j)	Revenue recognition

Revenue is recognized when there are probable economic benefits to the Company and when the revenue can be measured reliably, on the following:

●
Interest income on loans. The Company recognizes interest income on loans using the effective interest method over the life of the loan. The Company does not charge prepayment penalty income from loan customers.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest income over the relevant period. The interest rate is the rate that discounts estimated future cash payments through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all amounts paid or received by the Company that are an integral part of the effective interest rate, including transaction costs and all other premiums or discounts.

Once a financial asset or a company of similar financial assets has been written down as a result of an impairment loss, interest income is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

●	Commission on guarantee service. The Company receives guarantee commissions in full at the inception and recognizes income throughout the guarantee service life.

(k)	Financial guarantee service contract

Financial guarantee contracts consist of guarantees to customers to help them obtain loans from banks. The contract amounts reflect the extent of involvement the Company has in guarantee business and also represents the Company’s maximum exposure to credit loss.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. Financial instruments whose contract amounts represent credit risk are as follows:

	December 31,
	2011	2010
Guarantee	$88,742,628	$71,683,940

A provision for possible loss to be absorbed by the Company for the guarantee it provided is recorded as an accrued liability when the guarantees are made. This liability for probable losses is updated by accruing a “allowance for losses on guarantee services” against the income of commissions and fees on guarantee services. This is done throughout the life of the guarantee, as necessary when additional relevant information becomes available. The methodology used to estimate the liability for possible guarantee loss considers the guarantee contract amount and a variety of factors, which include, depending on the counterparty, latest financial position and performance of the customers, actual defaults, estimated future defaults, historical loss experience, estimated value of collaterals or guarantees the costumers or third parties offered, and other economic conditions such as the economy trend of the area and the country. The estimates are based upon currently available information.

Accordingly, the Company made a provision for possible credit risk of its guarantee provided to customers based on 1% of contract amounts of its guarantee business balance as of each year-end.  The provision amounted to $887,426 and $716,839 for the year ended December 31, 2011 and 2010, respectively. No write-offs against allowance and recoveries have occurred during these years.

(l)	Other non-interest expenses

Other non-interest expenses primarily consist of salary and benefits for employees, traveling cost, entertainment expenses, depreciation of equipment, office rental expenses, professional service fee, office supply, etc.

(m)	Income Tax

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable for the differences that are expected to affect taxable income.

(n)	Comprehensive income

Comprehensive income includes net income and foreign currency adjustments. Comprehensive income is reported in the statements of operations and comprehensive income.

Accumulated other comprehensive income, as presented on the balance sheets are the cumulative foreign currency translation adjustments.

(o)	Operating leases

The Company leases its principal office under a lease agreement that qualifies as an operating lease. The Company records the rental under the lease agreement in the operating expense when incurred.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

(p)	Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450 Sub topic 20, “Loss Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

(q)	Recently issued accounting standards

In January 2010, ASU No. 2010-06 "Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurement" was issued, which provides amendments to Subtopic 820-10 that requires new disclosures as follows:

●
Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.

●
Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarifies existing disclosures as follows:

●
Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities.

●
Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

This Update also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets (Subtopic 715-20). The conforming amendments to Subtopic 715-20 change the terminology from major categories of assets to classes of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

In July 2010, the FASB issued Standards Update (ASU) No. 2010-20, Receivables (Topic 310): Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The ASU requires further disaggregated disclosures that improve financial statement users’ understanding of: 1) the nature of an entity’s credit risk associated with its financing receivables and 2) the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. For public entities, the new and amended disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. For nonpublic entities, the disclosures are effective for annual reporting periods ending on or after December 15, 2011. Since we only file consolidated financial statements with the SEC and do not meet any of the following conditions as listed below, we are considered a nonpublic entity with respect to determination of the effective date of ASU 2010-20:

●	Its debt or equity securities, including securities quoted only locally or regionally, trade in a public market either on stock exchange (domestic or foreign) or in an over-the-counter market.

●	It is a conduit bond obligor for conduit debt securities that are traded in a public market (a domestic or foreign stock exchange or an over-the-counter market, including local or regional markets).

●	It files with a regulatory agency in preparation for the sale of any class of debt or equity securities in a public market.

●	It is controlled by an entity covered by any of the preceding criteria.

Thus, we are required to adopt the provisions of ASU 2010-20 for the first annual reporting period ending on or after December 15, 2011. The adoption of this standard is not expected to have a material effect on the Company’s result of operations or financial position but it will require expansion of the Company’s future disclosures.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. ASU 2011-04 provides clarifying guidance on how to measure fair value and additional disclosure requirements. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of our valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The updates are effective March 1, 2012 and will be applied prospectively. The adoption of this guidance is not expected to have an impact on our financial condition, results of operation or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”. ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statements of changes in equity. ASU 2011-05 requires that all non-owner changes in shareholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This new guidance is to be applied retrospectively. This guidance will be effective for the Company beginning January 1, 2012. The Company anticipates that the adoption of this standard will not change the presentation of its consolidated financial statements.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

In December 2011, the FASB issued ASU No. 2011-12 — “Comprehensive Income”. The amendments in this update supersede certain pending paragraphs in ASU No. 2011-05, to effectively defer only those changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments will be temporary to allow the Board time to re-deliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private, and non-profit entities. The amendments in this update are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The adoption of the provisions in ASU 2011-12 will have no material impact on the Company’s consolidated financial statements.

(r)	Risks and Uncertainties

1.	Credit risk

The Company takes on exposure to credit risk, which is the risk that a customer or counterparty will cause a financial loss for the Company by failing to discharge an obligation. Credit risk is one of the most significant risks for the Company’s business. Credit risk exposures arise principally in lending activities and guarantee activities, which is an off-balance sheet financial instrument.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Company manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Company obtains collateral in the form of rights to cash, securities, property and equipment.

The Company identifies credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management.

1.1   Lending activities

In measuring the credit risk of lending loans to corporate customers, the Company mainly reflects the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For individual customers, the Company uses standard approval procedures to manage credit risk for personal loans.

The Company measures and manages the credit quality of loans to corporate and personal customers based on the “Guideline for Loan Credit Risk Classification” (the “Guideline”) issued by the China Banking Regulatory Commission, which requires commercial banks and micro-credit institutions to classify their corporate and personal loans into five categories: pass, special-mention, substandard, doubtful and loss, among which loans classified in the substandard, doubtful and loss categories are regarded as non-performing loans. The Guideline also determines the percentage of each category of non-performing loans as allowances, which are 2% on special-mention loan, 25% on substandard loans, 50% on doubtful loans and 100% on loss loans.

The five categories are defined as follows:

Pass: loans for which borrowers can honor the terms of the contracts, and there is no reason to doubt their ability to repay principal and interest of loans in full and on a timely basis.

Special-mention: loans for which borrowers are still able to service the loans currently, although the repayment of loans might be adversely affected by some factors.

Substandard: loans for which borrowers’ ability to service loans is apparently in question and borrowers cannot depend on their normal business revenues to pay back the principal and interest of loans. Certain losses might be incurred by the Company even when guarantees are executed.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Doubtful: loans for which borrowers cannot pay back principal and interest of loans in full and significant losses will be incurred by the Company even when guarantees are executed.

Loss: principal and interest of loans cannot be recovered or only a small portion can be recovered after taking all possible measures and resorting to necessary legal procedures.

Five-category loan classifications are re-examined on a quarterly basis. Adjustments are made to these classifications as necessary according to customers’ operational and financial position.

The Guideline stipulates that the micro-credit companies should choose a reasonable methodology to provide allowance for the probable loss from the credit risk, and the allowance should not be less than the allowance amount derived from the five-categories analysis. The Company continuously makes the analysis and believe that the allowance amount it provided (see Note 2(g)) is consistently more than the allowance amount derived from the five-categories analysis.

1.2   Guarantee activities

The off-balance sheet commitments arising from guarantee activities carry similar credit risk to loans and the Company takes a similar approach on risk management.

Off-balance sheet commitments with credit exposures are also assessed and categorized with reference to the Guideline.

2.	Liquidity risk

The Company takes exposure to liquidity risk as a result of being unable to provide sufficient capital resources and liquidity to meet commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

3.	Foreign currency risk

A majority of the Company’s operating activities and a significant portion of the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the People's Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers' invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

3.	RESTRICTED CASH

The balances represented deposits pledged with banks as deposits for the Company’s guarantee business to help its customers obtain loans from banks. The banks providing loans to the Company’s guarantee service customers generally require the Company, as the guarantor of the loan, to pledge a deposit to a restricted bank account amounting to 10% to 20% of the total loan amount. Some banks require the Company to make a deposit of some amount in advance for its guarantee service customers to apply for loans from the banks. The in-advance deposit paid to a bank is usually 10% to 20% of the maximum aggregate principal amount of loans the Company’s guarantee service customers could obtain from the banks. The deposits are released into unrestricted bank accounts after the customer repays the bank loans, and the Company’s guarantee obligation terminates. (See Note 2(k))

At the same time, the Company requires the guarantee customers to make a deposit to the Company of the same amount as the deposit the Company pledged to the banks for their loans. The deposit is returned to the customer after the customer repays the bank loan and the Company’s guarantee obligation terminates. (See Note 8)

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

4.	LOANS RECEIVABLE, NET

The loan interest rate ranged within 10.08% ~ 21.6% and 7.2% ~ 21.6% for the year ended December 31, 2011 and 2010, respectively.

4.1   Analysis of loans

	December 31,
	2011	2010
Business loans	$66,509,102	$62,701,082
Personal loans receivable	10,280,560	6,022,221
Total Loans receivable	76,789,662	68,723,303
Allowance for impairment losses
Collectively assessed	(766,673)	(696,321)
Individually assessed	-	-
Allowance for loan losses	(766,673)	(696,321)
Loans receivable, net	$76,022,989	$68,026,982

All loans are short-term loans the Company made to either business or personal customers. Most of these loans are guaranteed or secured by a third party whose capability is assessed by the Company and believed to be sufficient. Allowance on loan losses are made at 1% of loan balances as of each year end. Management will make additional provision if the allowance indicated by the five categories exceeds the allowance made at 1% of loan balances. The provision amounted to $42,994 and $122,090 for the year ended December 31, 2011 and 2010, respectively. No write-offs against allowances or recoveries have occurred for these years.

4.2   Analysis of loans by credit quality indicator

The following table summarizes the Company’s loan portfolio by credit quality indicator at December 31, 2010 and 2011, respectively:

Five Categories	December 31, 2011	December 31, 2010

Pass	$76,524,829	$68,425,657
Special mention	141,543	151,474
Substandard	39,317	-
Doubtful	83,973	146,172
Loss	-	-
Total	$76,789,662	$68,723,303

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

4.	LOANS RECEIVABLE, NET – (continued)

4.3   Analysis of loans by collateral

The following table summarizes the Company’s loan portfolio by collateral at December 31, 2010 and 2011, respectively:

	December 31, 2011	December 31, 2010

Guarantee loans	$64,353,553	$59, 258,460
Collateral loans	11,649,760	8,707,474
Pledged loans	786,349	757,369
Total	$76,789,662	$68,723,303

5.	OTHER ASSETS

Other assets as of December 31, 2011 and 2010 consisted of:

	December 31,
	2011	2010
Payment on behalf of guaranteed customers	$760,664	$151,892
Prepaid interest to banks	193,442	-
Other prepaid expense	63,260	92,251
Intangible assets	-	1,059
Others	10,434	(1,585)
	$1,027,800	$243,617

Payments on behalf of guarantee service customers represent payments made by the Company to the banks on behalf of its guarantee service customers who defaulted on their loan repayments to the banks.  The Company has recovered 100% and 100% of balances as of December 31, 2011 and 2010 from the customers as of April 18, 2012.

Prepaid interests represent prepaid borrowing costs for its short-term bank borrowings. The balance is amortized over the period of the bank borrowings.

6.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2011	2010
Office equipment	$22,302	$21,481
Motor vehicles	78,260	75,376
Electronic equipment	82,127	78,451
Less: accumulated depreciation	(132,528)	(82,111)
	$50,161	$93,197

Depreciation expense totaled $46,504 and $43,877 for the years ended December 31, 2011 and 2010, respectively.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

7.	SHORT-TERM BANK LOANS

		December 31,
		2011	2010
Bank Name	Interest rate
Agricultural Bank Of China	Fixed annual rate of 6.89%, Secured by Suzhou Dingli Real Estate Co., Ltd	$23,590,469	$-
Wujiang Rural Commercial Bank	Fixed annual rate of 5.31%, Secured by Suzhou Dingli Real Estate Co., Ltd, Hengtong Company Co,. Ltd, and Yongding Company Co, Ltd	-	19,691,599
		$23,590,469	$19,691,599

As of December 31, 2011 the short-term bank loans have maturity terms ranging from two to twelve months. Interest expense incurred on short-term loans for the year ended December 31, 2011 and 2010 was $1,237,312 and $954,776, respectively.

8.	DEPOSITS PAYABLE

The deposits are paid as security by the customers in order to obtain loans and guarantees from the Company. The deposits are refundable to the customers when the customers fulfill their obligations under loan and guarantee contracts. (See Note 3)

9.	UNEARNED INCOME FROM GUARANTEE SERVICES

The Company receives guarantee commissions in full at the inception and recognizes income throughout the guarantee service life. Unearned income from guarantee services of $955,047 and $704,173 represented the guarantee commissions the Company received but has not recognized as income as of December 31, 2011 and 2010, respectively.

10.	OTHER CURRENT LIABILITIES

Other current liabilities as of December 31, 2011 and 2010 consisted of:

	December 31,
	2011	2010
Accrued payroll	$375,362	$49,634
Other tax payable	132,285	109,741
Accrued expense	49,650	31,950
Other payable	62,732	65,208
	$620,029	$256,533

Other tax payable was mainly business tax payable, which is calculated at 3% of interest and fees on loans and 5% of interest on deposits with banks and commission and fees on guarantee services.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

11.	OTHER OPERATING EXPENSE

Other operating expense for years ended December 31, 2011 and 2010 consisted of:

	December 31,
	2011	2010
Depreciation and amortization	$(47,586)	$(45,256)
Travel expenses	(27,690)	(68,788)
Entertainment expenses	(79,965)	(54,236)
Decoration expenses	(31,990)	(24,437)
Promotion expenses	(27.230)	(37,650)
Legal consulting expenses	(30,009)	(23,252)
Car expenses	(72,509)	(44,892)
Other expenses	(163,608)	(113,604)
Total	$(480,587)	$(412,115)

12.	EMPLOYEE RETIREMENT BENEFIT

The Company has made employee benefit contribution in accordance with Chinese relevant regulations, including retirement insurance, unemployment insurance, medical insurance, housing fund, work injury insurance and birth insurance. The Company recorded the contribution in the general administration expenses when incurred. The contributions made by the Company were $67,462 and $63,307 for the years ended December 31, 2011 and 2010, respectively.

13.	DISTRIBUTION OF PROFIT

Following approval at the shareholders’ meetings, the Company made cash dividends out of its accumulated retained earnings to its shareholders in the amount of $4,364,650 and $4,285,117 for the years ended December 31, 2011 and 2010, respectively.

14.	INCOME TAXES

Effective on January 1, 2008, the New Taxation Law of PRC stipulates that domestically owned enterprises and foreign invested enterprises (the “FIEs”) are subject to a uniform tax rate of 25%. While the New Tax Law equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment may continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, regardless of whether these are domestically-owned enterprises or FIEs. In November 2009, the Jiangsu Province Government issued Su Zheng Ban Fa [2009] No. 132 which  stipulates that Micro-credit companies in Jiangsu Province are subject to a preferential tax rate of 12.5%. As a result, the Company is subject to the preferential tax rate of 12.5% for the periods presented. The taxation practice implemented by the tax authority governing the Company is that the Company pays enterprise income taxes at rate of 25% on a quarterly basis, and an annual tax settlement done by the Company and the tax authority in five (5) months after December 31, and the tax authority refunds the Company extra enterprise income taxes it paid beyond at a rate of 12.5%.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. At December 31, 2010 and 2011, the Company had no unrecognized tax benefits. The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

14.	INCOME TAXES – (continued)

Income tax receivable is comprised of:

	December 31,
	2011	2010

Income tax payable	$(571,822)	$(456,746)
Income tax receivable	1,131,099	946,890
Total income tax receivable, net	$559,277	$490,144

Income tax payables represented enterprise income tax at a rate of 25% the Company accrued for the last quarter of the year but not paid as of December 31. And income tax receivable represented the income tax refund the Company will receive from the tax authority in the annual income tax settlement.

Income tax expense is comprised of:

	For years ended December 31,
	2011	2010
Current income tax	$1,112,638	$923,420
Deferred income tax	77,918	52,313
Total provision for income taxes	$1,190,556	$975,733

A reconciliation of the income tax expense to income before income tax computed by applying the PRC statutory income tax rate of 12.5% per the statement of operations is as follows:

	For years ended December 31,
	2011	2010

Pre-tax Income	$9,492,461	$7,783,567
PRC statutory tax rate	12.50%	12.50%
Income tax at statutory tax rate	1,186,558	972,946
Non-deductible expense	3,998	2,787
Provision for income taxes	$1,190,556	$975,733

Deferred tax liability arises from government subsidy for the purpose of covering the Company’s actual loan losses and ruled that the income tax will be imposed on the subsidy if the purpose is not fulfilled within 5 years after the Company receives the subsidy.  As of December 31, 2011 and 2010, the deferred tax liability amounted to $264,040 and $178,018, respectively.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

15.	RELATED PARTY TRANSACTIONS AND BALANCES

1)	Nature of relationships with related parties

Name	Relationships with the Company
Wujiang City Huiyin Silk Production Co., Ltd	A non-controlling shareholder
Yongding Company Ltd.	A non-controlling shareholder
Suzhou Dingli Real Estate Co., Ltd	A non-controlling shareholder
Hengtong Company Ltd,	A non-controlling shareholder
Mr. Xinglin Yao	General Manager of the Company

2)	Related party transactions

A.	Loans – Loans to related parties consisted of the following:

	For the years ended December 31,
	2011	2010
Wujiang City Huiyin Silk Production Co., Ltd	$-	$2,215,788
Mr. Xinglin Yao	232,054	-
Total	$232,054	$2,215,788

Loans repaid from related parties consist of the following:

	For the years ended December 31,
	2011	2010

Wujiang City Huiyin Silk Production Co., Ltd	$928,218	$1,772,631
Total	$928,218	$1,772,631

Interest income derived from above loans to related parties are $72,830 and $129,225 for the years ended December 31, 2011 and 2010, respectively

B.	Borrowings – Borrowings from a related party consisted of the following:

	For the years ended December 31,
	2011	2010

Yongding Company Ltd.	$7,609,633	$-
Total	$7,609,633	$-

Above borrowings was also repaid in the year ended December 31, 2011. The interest expense incurred is $346,921 for the year ended December 31, 2011

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

15.      RELATED PARTY TRANSACTIONS AND BALANCES – (continued)

C.	Guarantee – Guarantee provided to related party consisted of the following:

	For the year ended December 31,
	2011	2010

Wujiang City Huiyin Silk Production Co,.Ltd	$-	$2,363,507
Total	$-	$2,363,507

The Company provided a guarantee to the related party company in the year ended December 31, 2010 to help it obtain bank loans. The Company was released from each half of its obligation under the guarantee contract during the years ended December 31, 2011 and 2010 as the related party repaid its bank loans. Commissions and fees derived from the guarantee service to the related party were $10,297 and $25,785 for the years ended December 31, 2011 and 2010, respectively.

D.	Loan guarantee – Loan guarantee provided by related parties

Yongding Company Ltd, Suzhou Dingli Real Estate Co., Ltd, and Hengtong Company Ltd provided guarantee for short-term borrowings of the Company for the year ended December 31, 2011 and 2010, as disclosed in Note 7. These related parties did not charge commission on the guarantee service.

E.	Employment contract with Mr. Huichun Qin

On October 28, 2008, the Company entered an employment contract with Mr. Huichun Qin. The term of the contract was from October 21, 2008 to October 20, 2011. Mr. Qin’s title was General Manager of the Company.

3) Related party balances

A.	Due from a related party

Amount due from related party represents loan balances as following:

	December 31,
	2011	2010
Wujiang City Huiyin Silk Production Co., Ltd	$-	$908,843
Mr. Xinglin Yao	235,905	-
	$235,905	$908,843

B.	Due to a related party

The Company requires a deposit from customers once the guarantee service is made. Amount due to related party represents deposits payable as following:

	December 31,
	2011	2010

Wujiang City Huiyin Silk Production Co., Ltd	$-	$121,179
	$-	$121,179

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

16.	CONCENTRATION AND CREDIT RISKS

As of December 31, 2011 and 2010, the Company held cash of $3,549,644 and $659,151, respectively that is uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings.

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. The business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

No customer accounted for more than 10% of total loan balance for the year ended December 31, 2011 and 2010.

17.	COMMITMENTS AND CONTINGENCIES

1)	Lease Commitments

The Company leased its principal office under a lease agreement from October 21, 2008 to      September 30, 2013.  The following table sets forth the Company’s contractual obligations as of December 31, 2011:

Rental payments

Year ended December 31,
2012	$253,041
2013	189,781
Total	$442,822

2)	Guarantee Commitments

The guarantees will terminate on payment and/or cancellation of the obligation; payments by the Company would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee. Generally, the average guarantee expiration terms ranged within 6 - 12 months and the average percentage of the guarantee amount as security deposit is 10%.

3)	Contingencies

The Company has been involved in six lawsuits as of December 31, 2011.  Among the six cases, five are related to its loan business, and one relates to its guarantee business. The Company is the plaintiff asking for the recovery of overdue loans to customers and of payments on behalf of its guarantee customers. All these six cases with an aggregated claim of $860,366 have been adjudicated by the court in favor of the Company and these cases are in the process of enforcement.

18.	SUBSEQUENT EVENT

On April 26, 2012 the Company’s shareholders’ meeting approved a resolution that the Company make a profit contribution to the shareholders in the amount of $842,554 out of its accumulated retained earnings.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
BALANCE SHEETS

	September 30, 2012	December 31, 2011
	(UNAUDITED)
ASSETS
Cash	$1,940,517	$3,549,644
Restricted cash	10,280,097	12,443,735
Loans receivable, net of allowance for loan losses $808,679 and $766,673 for September 30, 2012 and December 31, 2011 respectively,	80,656,374	76,022,989
Due from related parties	-	235,905
Interests receivable	761,210	666,918
Tax receivable, net	553,858	559,277
Property and equipment, net	165,714	50,161
Other assets	262,769	1,027,800
Total Assets	$94,620,539	$94,556,429

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Short-term bank loans	$17,407,818	$23,590,469
Deposits payable	9,348,997	9,113,229
Unearned income from financial guarantee services	898,247	955,047
Accrual for financial guarantee services	856,803	887,426
Other current liabilities	595,894	620,029
Deferred tax liability	290,818	264,040
Total Liabilities	$29,398,577	$35,430,240

Shareholders' Equity
Paid-in Capital	$44,063,863	$44,063,863
Statutory reserve	3,953,316	2,967,237
Retained earnings	13,103,043	8,353,217
Accumulated other comprehensive income	4,107,740	3,741,872
Total Shareholders’ Equity	65,221,962	59,126,189
Total Liabilities and Shareholders’ Equity	$94,620,539	$94,556,429

See notes to the unaudited financial statements.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Nine Months Ended
	September 30, 2012	September 30, 2011
	(UNAUDITED)	(UNAUDITED)
Interest income
Interests and fees on loans	$8,784,655	$7,222,899
Interests and fees on loans-related party	3,236	64,268
Interests on deposits with banks	238,372	191,192
Total interest and fees income	9,026,263	7,478,359

Interest expense
Interest expense on short-term bank loans	(1,069,990)	(832,704)
Interest expense on short-term borrowings-related party	-	(260,802)
Net interest income	7,956,273	6,384,853

Provision for loan losses	(37,276)	(30,150)
Net interest income after provision for loan losses	7,918,997	6,354,703

Commissions and fees on financial guarantee services	1,261,145	1,101,340
Commissions and fees on financial guarantee services – related party	-	10.256
Under/(over) provision on financial guarantee services	36,230	(51,744)
Commission and fees on guarantee services, net	1,297,375	1,059,852

NET REVENUE	9,216,372	7,414,555

Non-interest income
Government incentive	175,557	67,339
Other non-interest income	135,896	102,049
Total non-interest income	311,453	169,388

Non-interest expense
Salaries and employee surcharge	(508,900)	(408,461)
Rental expenses	(191,285)	(185,947)
Business taxes and surcharge	(367,862)	(315,678)
Other operating expense	(761,014)	(409,183)

Total non-interest expense	(1,829,061)	(1,319,269)

INCOME BEFORE PROVISION FOR INCOME TAXES	7,698,764	6,264,674
Provision for income taxes	(1,120,306)	(773,190)

Net Income	6,578,458	5,491,484
Other comprehensive income
Foreign currency translation adjustment	359,867	1,945,168
COMPREHENSIVE INCOME	$6,938,325	$7,436,652

See notes to unaudited financial statements.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
STATEMENTS OF CASH FLOWS

	For the Nine Months ended
	September 30, 2012	September 30, 2011
	(UNAUDITED)	(UNAUDITED)
Cash flows from operating activities:
Net income	$6,578,458	$5,491,484
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	50,233	36,807
Provision for loan losses	37,276	30,150
(Under)/over provision on financial guarantee services	(36,230)	51,744
Deferred tax expense	25,168	8,417
Changes in operating assets and liabilities:
Interest receivable	(90,273)	83,453
Tax receivable, net	8,930	318,345
Other assets	6,047	90,695
Amount due from related parties	-	(71,055)
Unearned income from guarantee services	(62,873)	177,260
Other current liabilities	(28,057)	373,418
Net cash provided by operating activities	6,488,679	6,590,718

Cash flows from investing activities:
Originated loans disbursement to third parties	(145,961,798)	(136,659,424)
Loans collection from third parties	141,759,435	132,950,961
Originated loans disbursement to related parties	-	(232,054)
Loans collection from related parties	237,564	928,218
Collection from guarantees for loan paid on behalf	526,653	137,625
Deposit released from banks for financial guarantee services	4,052,733	3,105,817
Deposit paid to banks for financial guarantee services	(1,388,553)	(3,229,616)
Release of security deposit on financial guarantee to relate party	-	(122,326)
Purchases of property and equipment	(166,592)	-
Net cash used in investing activities	(940,558)	(3,120,799)

Cash flows from financing activities:
Short-term bank borrowings	5,536,573	17,847,178
Short-term borrowings from related parties		7,609,633
Repayment of short-term bank borrowings	(11,879,175)	(17,054,257)
Due from a related party	-	(2,881,533)
Payments of dividends	(842,554)	-
Net cash provided by (used in) financing activities	(7,185,156)	5,521,021

Effect of exchange rate fluctuation on cash and cash equivalents	27,908	251,891

Net increase/(decrease) in cash and cash equivalents	(1,609,127)	9,242,831
Cash and cash equivalents at beginning of period	3,549,644	659,151
Cash and cash equivalents at end of period	$1,940,517	$9,901,982

Supplemental cash flow information
Cash paid for interest	$1,088,318	$953,422
Cash paid for income tax	$1,091,816	$1,402,208

See notes to unaudited financial statements.

WUJIANG LUXIANG RURAL MICROCREDIT CO., LTD
NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

1.	ORGINAZATION AND PRINCIPAL ACTITIVIES

As used herein references to the “Company”, “Wujiang”, “we”, “our” and “us” refer to Wujiang Luxiang Rural Microcredit Co., Ltd.

The Company was incorporated on October 21, 2008 as a limited liability company in Wujiang City, Jiangsu Province, People’s Republic of China (the “PRC”). The Company is a finance company primarily engaged in providing short-term loans and financial guarantee services to small to medium size businesses in Wujiang City, Jiangsu Province, PRC.

The Company is subject to the regulation of People’s Bank of China and Finance Department of Jiangshu Province.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited interim financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The interim financial information as of September 30, 2012 and for the nine months ended September 30, 2012 and 2011 have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in this Form S-1 for the fiscal year ended December 31, 2011 and 2010.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the Company’s financial position as of September 30, 2012, its results of operations for the nine months ended September 30, 2012 and 2011, and its cash flows for the nine months ended September 30, 2012 and 2011, as applicable, have been made. The unaudited interim results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods.

(b)	Operating Segments-

ASC 280, Segment Reporting requires companies to report financial and descriptive information about their reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets. The Company has no reportable segments. All of the Company's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others. For example, lending is dependent upon the ability of the Company to fund itself with registered capital and other borrowings and manage interest rate and credit risk.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company operates only in the PRC domestic market, primarily in Wujiang City, Jiangsu Province. For the periods ended September 30, 2012 and 2011, there was no one customer that accounted for more than 10% of the Company's revenue.

(c)	Cash - The Company maintains accounts at banks and has not experienced any losses from such concentrations.

(d)
Restricted Cash  - represents cash pledged with banks as Guarantor deposit for the guarantee service customers. The banks providing loans to the Company’s guarantee service customers generally require the Company, as the guarantor of the loans, to pledge a cash deposit of 10% to 20% of the guaranteed amount to an escrow account and is restricted from use.  The deposits are released after the guaranteed bank loans are paid off and the Company’s guarantee obligation terminates which is usually within 12 months.

(e)
Loans receivable, net - Loans receivable primarily represent loan amounts due from customers. The management has the intent and ability to hold the loans receivable for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of unearned income and allowance that reflects the Company’s best estimate of the amounts that will not be collected. Loan origination and commitment fees and certain direct loan origination costs collected from customers are directly recorded in current year interests and fees on loans. The loans receivable portfolio consists of business loans and personal loans. (Note 5). The Company does not charge loan origination and commitment fees.

(f)	Interest receivable

Interest on loans receivable is accrued and credited to income as earned. The Company determines a loan past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment. Accrual of interest is generally discontinued when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days. Additionally, any previously accrued but uncollected interest is reversed. Subsequent recognition of income occurs only to the extent payment is received, subject to management’s assessment of the collectability of the remaining interest and principal. Loans are generally restored to an accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt and past due interest is recognized at that time.

The interest reversed due to the above reason was $120,296 and $252,869 as of September 30, 2012 and December 31, 2011, respectively.

(g)	Allowance for loan losses and loan impairment

The allowance for loan losses is increased by charges to income and decreased by charge offs (net of recoveries). The allowance for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date.  The allowance is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual problem loans and actual loss, delinquency, and/or risk rating experience within the portfolio. (Note 6) The Company evaluates its allowance for loan losses on a quarterly basis or more often as deemed necessary.

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Fair Values of Financial Instruments

ASC Topic 825, Financial Instruments (“Topic 825”) requires disclosure of fair value information of financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.  Topic 825 excludes certain financial instruments and all non-financial assets and liabilities from its disclosure requirements.  Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2
inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3	inputs to the valuation methodology are unobservable and significant to the fair value.

The methods and assumptions used by the Company in estimating the fair value of its financial instruments at September 30, 2012 and December 31, 2011 were as follows:

a.
Cash, Restricted Cash, Accrued Interest Receivable, Other Receivables, Short-term Bank Loans, Accounts Payable and Accrued Expenses – The carrying values reported in the balance sheets are a reasonable estimate of fair value.

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Foreign currency translation

The functional currency of the Company is Renminbi (“RMB”), and PRC is the primary economic environment in which the Company operates.

For financial reporting purposes, the financial statements of the Company prepared using RMB, are translated into the Company’s reporting currency, United States Dollars (“U.S. dollars”), at the exchange rates quoted by www.oanda.com. Assets and liabilities are translated using the exchange rate at each balance sheet date.  Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

	September 30, 2012	December 31, 2011
	(Unaudited)
Balance sheet items, except for equity accounts	6.3190	6.3585

	For Nine Months ended September 30,
	2012	2011
	(Unaudited)	(Unaudited)
Items in the statements of operations and comprehensive income, and statements cash flows	6.3085	6.4896

(j)	Use of estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the financial statements include: (i) the allowance for doubtful debts; (ii) estimates of losses on unexpired loan contracts and guarantee service contracts (ii) accrual of estimated liabilities; and (iii) contingencies and litigation.

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Revenue recognition

Revenue is recognized when there are probable economic benefits to the Company and when the revenue can be measured reliably, on the following:

●
Interest income on loans. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. The Company does not charge prepayment penalties to its customers.

●
Commission on guarantee service. The Company receives the commissions from guarantee services in full at inception and records as unearned income before amortizing it throughout the period of guarantee.

●
Non-interest income. Non-interest income mainly includes government incentive and rental income from the sub-leasing of certain of the Company’s leased office space to third parties. Government incentive is provided by Jiangsu Provincial government on a yearly basis to promote the development of micro credit agencies in Jiangsu Province.

(l)	Financial guarantee service contract

Financial guarantee contracts provides a guarantee which protects the holder of a debt obligation against non-payment when due. Pursuant to such guarantee, the Company makes payments if the obligor responsible for making payments fails to do so when scheduled.

The contract amounts reflect the extent of involvement the Company has in the guarantee transaction and also represents the Company’s maximum exposure to credit loss.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. Financial instruments whose contract amounts represent credit risk are as follows:

	September, 2012	December 31, 2011
	(Unaudited)
Guarantee	$85,680,329	$88,742,628

A provision for possible loss to be absorbed by the Company for the financial guarantee it provides is recorded as an accrued liability when the guarantees are made and recorded as “Accrual for financial guarantee services” on the Balance Sheet. This liability represents probable losses and is increased or decreased by accruing a “Under/(over) provision on financial guarantee services” against the income of commissions and fees on guarantee services.

This is done throughout the life of the guarantee, as necessary when additional relevant information becomes available. The methodology used to estimate the liability for possible guarantee loss considers the guarantee contract amount and a variety of factors, which include, depending on the counterparty, latest financial position and performance of the

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

customers, actual defaults, estimated future defaults, historical loss experience, estimated value of collaterals or guarantees the costumers or third parties offered, and other economic conditions such as the economy trend of the area and the country. The estimates are based upon currently available information.

Based on the past history, the Company estimates the probable loss to be 1% of contract amount and made a provision for possible credit risk of its guarantee in the amount of $856,803 and $887,426 as of September 30, 2012 and December 31, 2011, respectively. The Company reviews the provision on a quarterly basis.

No write-offs or recoveries against allowance have occurred during these periods.

(m)	Other non-interest expenses

Other non-interest expenses primarily consist of salary and benefits for employees, traveling cost, entertainment expenses, depreciation of equipment, office rental expenses, professional service fee, office supply, etc.

(n)	Income Tax

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable for the differences that are expected to affect taxable income.

(o)	Comprehensive income

Comprehensive income includes net income and foreign currency adjustments. Comprehensive income is reported in the statements of operations and comprehensive income.

Accumulated other comprehensive income, as presented on the balance sheets are the cumulative foreign currency translation adjustments.

(p)	Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450 Sub topic 20, “Loss Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Recently issued accounting standards

On February 5, 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This guidance is the culmination of the board’s redeliberation on reporting reclassification adjustments from accumulated other comprehensive income. The standard is effective prospectively for public entities for annual and interim reporting periods beginning after December 15, 2012. Non-public companies may adopt the standard one year later. Early adoption is permitted. Management does not expect this accounting standard update to have a material impact on the Company’s financial position, operations, or cash flows.

3.	RISKS

1.	Credit risk

Credit risk is one of the most significant risks for the Company’s business. Credit risk exposures arise principally in lending activities and financial guarantee activities which is an off-balance sheet financial instrument.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Company manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. To minimize credit risk, the Company requires collateral in the form of rights to cash, securities or property and equipment.

The Company identifies credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management.

1.1 Lending activities

In measuring the credit risk of lending loans to corporate customers, the Company mainly reflects the “probability of default” by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For individual customers, the Company uses standard approval procedures to manage credit risk for personal loans.

The Company measures and manages the credit quality of loans to corporate and personal customers based on the “Guideline for Loan Credit Risk Classification” (the “Guideline”) issued by the China Banking Regulatory Commission, which requires commercial banks and micro-credit institutions to classify their corporate and personal loans into five categories: (1) pass, (2) special-mention, (3) substandard, (4) doubtful and (5) loss, among which loans classified in the substandard, doubtful and loss categories are regarded as non-performing loans. The Guideline also determines the percentage of each category of non-performing loans as allowances, which are 2% on special-mention loan, 25% on substandard loans, 50% on doubtful loans and 100% on loss loans.

3.         RISKS (continued)

The five categories are defined as follows:

(1)	Pass: loans for which borrowers can honor the terms of the contracts, and there is no reason to doubt their ability to repay principal and interest of loans in full and on a timely basis.

(2)	Special-mention: loans for which borrowers are still able to service the loans currently, although the repayment of loans might be adversely affected by some factors.

(3)
Substandard: loans for which borrowers’ ability to service loans is apparently in question and borrowers cannot depend on their normal business revenues to pay back the principal and interest of loans. Certain losses might be incurred by the Company even when guarantees are executed.

(4)	Doubtful: loans for which borrowers cannot pay back principal and interest of loans in full and significant losses will be incurred by the Company even when guarantees are executed.

(5)	Loss: principal and interest of loans cannot be recovered or only a small portion can be recovered after taking all possible measures and resorting to necessary legal procedures.

Five-category loan classifications are re-examined on a quarterly basis. Adjustments are made to these classifications as necessary according to customers’ operational and financial position.

The Guideline stipulates that the micro-credit companies, which are limited to provide short-term loans and financial guarantee services to only small to medium size businesses, should choose a reasonable methodology to provide allowance for the probable loss from the credit risk, and the allowance should not be less than the allowance amount derived from the five-category analysis. The Company continuously performs the analysis and believes that the allowance amount it provided is consistently more than the allowance amount derived from the five-category analysis.

1.2 Guarantee activities

The off-balance sheet commitments arising from guarantee activities carry similar credit risk to loans and the Company takes a similar approach on risk management.

Off-balance sheet commitments with credit exposures are also assessed and categorized with reference to the Guideline.

2.	Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

3.	Foreign currency risk

A majority of the Company’s operating activities and a significant portion of the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of

3.          RISKS (continued)

China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the People's Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers' invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

4.	RESTRICTED CASH

“Restricted cash” on the Balance Sheets, amounting to $10.3 million and $12.4 million as of September 30, 2012 and December 31, 2011, respectively, represents cash pledged with banks as Guarantor deposit for the guarantee service customers. The banks providing loans to the Company’s guarantee service customers generally require the Company, as the guarantor of the loans, to pledge a cash deposit usually in the range of 10% to 20% of the guaranteed amount. The deposits are released after the guaranteed bank loans are paid off and the Company’s guarantee obligation terminates which is usually within 12 months.

At the same time, the Company requires the financial guarantee customers to make a deposit to the Company of the same amount with the deposit the Company pledged to the banks for their loans. The Company recorded the deposit received as “Deposit payable” on the Balance Sheet. The deposit is returned to the customer after the customer repays the bank loan and the Company’s guarantee obligation terminates. The balance in the restricted cash is larger than the deposit payable because in some cases the Company is required by third party bank to pledge in excess of deposits received from customers.

5.	LOANS RECEIVABLE, NET

The loan interest rate ranging between 9.6%  - 21.6% and 10.1% - 21.6% for the nine months ended September 30, 2012 and 2011, respectively.

5.1 Loans receivable consist of the following:

	September 30, 2012	December 31, 2011
	(Unaudited)
Business loans	$67,835,097	$66,509,102
Personal loans receivable	13,629,956	10,280,560
Total Loans receivable	81,465,053	76,789,662
Allowance for impairment losses
Collectively assessed	(808,679)	(766,673)
Individually assessed	-	-
Allowance for loan losses	(808,679)	(766,673)
Loans receivable, net	$80,656,374	$76,022,989

5.         LOANS RECEIVABLE, NET (continued)

The Company originates loans to customers located primarily in Wujiang City, Jiangsu Province. This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region.

All loans are short-term loans that the Company made to either business or individual customers. Most loans are either guaranteed by third party whose financial strength is assessed by the Company to be sufficient or secured by collateral. Allowance on loan losses are estimated on quarterly basis in accordance with “The Guidance on Provision for Loan Losses” published by People’s Bank of China. (Note 6). The provision amount of $37,276 and $30,150 were charged to statement of operation and comprehensive income for the nine months ended September 30, 2012 and 2011, respectively. No write-offs against allowances have occurred for these periods.

Interest on loans receivable is accrued and credited to income as earned. The Company determines a loan past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment. Accrual of interest is generally discontinued when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than 90 days.

The following table presents nonaccrual loans by classes of loan portfolio as of September 30, 2012 and December 31, 2011:

	September 30, 2012	December 31, 2011
Business loans	$6,963,127	$-
Personal loans	$509,612	$99,080
	7,472,739	99,080

The following table represents the aging of the recorded investment in past due loans as of September 30, 2012 by type of loan (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Recorded Investment > 90 Days and Accruing	Total Past Due	Current	Total Loans
	(unaudited)
Business loans	$-	$-	$6,963,127	$-	$6,963,127	$-	$6,963,127
Personal loans	-	-	509,612	-	$509,612	-	509,612
Total	$-	$-	$7,472,739	$-	$7,472,739	$-	$7,472,739

The following table represents the aging of the recorded investment in past due loans as of December 31, 2011 by type of loan:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Recorded Investment > 90 Days and Accruing	Total Past Due	Current	Total Loans

Business loans	$-	$-	$-	$-	$-	$-	$-
Personal loans	-	-	99,080	-	99,080	-	99,080
Total	$-	$-	$99,080	$-	$99,080	$-	$99,080

5.         LOANS RECEIVABLE, NET (continued)

5.2 Analysis of loans by credit quality indicator

The following table summarizes the Company’s loan portfolio by credit quality indicator as of September 30, 2012 and December 31, 2011, respectively:

Five Categories	September 30, 2012%		December 31, 2011%
	(Unaudited)
Pass	$75,760,108	93.0%	$76,524,829	99.6%
Special mention	4,035,449	5.0%	141,543	0.2%
Substandard	595,918	0.7%	39,317	0.1%
Doubtful	1,073,578	1.3%	83,973	0.1%
Loss	-	0.0%	-	0.0%
Total	$81,465,053	100%	$76,789,662	100%

5.3 Analysis of loans by collateral

The following table summarizes the Company’s loan portfolio by collateral as of September 30, 2012 and December 31, 2011, respectively:

	September 30, 2012	December 31, 2011
	(Unaudited)
Collateral backed loans	$932,110	$786,349
Pledged assets backed loans	9,825,434	11,649,760
Guarantee backed loans	70,707,509	64,353,553
Total	$81,465,053	$76,789,662

Collateral Backed Loans

A collateral loan is a loan in which the borrower puts up an asset under their ownership, possession or control, as collateral for the loan. An asset usually is land use rights, inventory, equipment or buildings. The loan is secured against the collateral and we do not take physical possession of the collateral at the time the loan is made.  We will verify ownership of the collateral and then register the collateral with the appropriate government entities to complete the secured transaction.  In the event that the borrower defaults, we can then take possession of the collateral asset and sell it to recover the outstanding balance owed. If the sale proceed of the collateral asset is not sufficient to pay off the debt, we will file a lawsuit against the borrower and seek judgment for the remaining balance.

Pledged Asset Backed Loans

Pledged loans are loans with pledged assets. The pledged assets are usually certificates of deposit. Lenders take physical possession of the pledged assets at the time the loan is made and do not need to register them with government entities to secure the loan.  If the borrower defaults, we can sell the assets to recover the outstanding balance owed.

Both collateral loans and pledged loans are considered secured loans. The amount of a loan that lenders provide depends on the value of the collateral pledged.  Beginning 2011, the Company does not provide unsecured loans.

Guarantee Backed Loans

A guaranteed loan is a loan guaranteed by a third party who is usually a company or high net worth individual.  As of September 30, 2012, guaranteed loans make up 86.8 % of our direct loan portfolio.

6.	ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance is calculated at portfolio-level since our loans portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment.

For the purpose of calculating portfolio-level reserves, we have grouped our loans into two portfolio segments: Corporate and Personal. The allowance consists of the combination of a quantitative assessment component based on statistical models, a retrospective evaluation of actual loss information to loss forecasts, value of collaterals and could include a qualitative component based on management judgment.

In estimating the probable loss of the loan portfolio, the Company also considers qualitative factors such as current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors such as regulatory guidance. Finally, as appropriate, the Company also considers individual borrower circumstances and the condition and fair value of the loan collateral, if any.

In addition, the Company also calculates the provision amount in accordance with PRC regulation “The Guidance for Loan Losses” (“The Provision Guidance”) issued by People’s Bank of China (“PBOC”) and is applied to all financial institutes as below:

1.
General Reserve - is based on total loan receivable balance and to be used to cover unidentified probable loan loss. The General Reserve is required to be no less than 1% of total loan receivable balance.

2.
Specific Reserve - is based on the level of loss of each loan after categorizing the loan according to their risk.  According to the so-called “Five-Tier Principle” set forth in the Provision Guidance, the loans are categorized as “pass”, “special-mention”, “substandard”, “doubtful” or “loss”. Normally, the provision rate is 2% for “special-mention”, 25% for “substandard”, 50% for “doubtful” and 100% for “loss”.

3.
Special Reserve - isfund set aside covering losses due to risks related to a particular country, region, industry or type of loans. The reserve rate could be decided based on management estimate of loan collectability.

Due to the short term nature of the loans receivable and based on the Company’s past loan loss experience, the Company only includes General Reserve in the loan loss reserve.

To the extent the mandatory loan loss reserve rate as required by PBOC differs from management’s estimates, the management elects to use the higher rate.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance.

6.         ALLOWANCE FOR LOAN LOSSES (continued)

The following table presents the activity in the allowance for loan losses and related recorded investment in loans receivable by classes of the loans individually and collectively evaluated for impairment as of and for the nine months ended September 30, 2012:

	Business Loans	Personal Loans	Total
Allowance for loan losses for the nine months ended September 30, 2012:
Beginning balance	$663,867	$102,806	$766,673
Charge-offs	-	-	-
Recoveries	-	-	-
Provisions	8,512	33,494	42,006
Ending balance	$672,379	$136,300	$808,679
Ending balance:
individually evaluated for impairment	$-	$-	$-
Ending balance:
collectively evaluated for impairment	$672,379	$136,300	$808,679

The following table presents the activity in the allowance for loan losses by classes of the loans individually and collectively evaluated for impairment as of and for the three and nine months ended September 30, 2011:

	Business Loans	Personal Loans	Total
Allowance for loan losses for the nine months ended September 30, 2011:
Beginning balance	$636,099	$60,222	$696,321
Charge-offs	-	-	-
Recoveries	-	-	-
Provisions	19,536	35,493	55,029
Ending balance	$655,635	$95,715	$751,350
Ending balance:
individually evaluated for impairment	$-	$-	$-
Ending balance:
collectively evaluated for impairment	$655,635	$95,715	$751,350

6.         ALLOWANCE FOR LOAN LOSSES (continued)

The following table presents the allowance for loan losses and related recorded investment in loans receivable by classes of the loans individually and collectively evaluated for impairment as of December 31, 2011:

	Business Loans		Personal Loans		Total
Allowance for loan losses:
Ending balance		$663,867		$102,806		$766,673
Ending balance:
individually evaluated for impairment	$		$		$
Ending balance:
collectively evaluated for impairment		$663,867		$102,806		$766,673

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company's internal risk rating system as of September 30, 2012:

	Pass	Special Mention	Substandard	Doubtful	Total

Business loans	62,538,079	4,035,449	312,052	949,517	67,835,097
Personal loans	13,222,029	-	283,866	124,061	13,629,956
Total	75,760,108	4,035,449	595,918	1,073,578	81,465,053

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company's internal risk rating system as of December 31, 2011:

	Pass	Special Mention	Substandard	Doubtful	Total

Business loans	66,509,102	-	-	-	66,509,102
Personal loans	10,015,727	141,543	39,317	83,973	10,280,560
Total	76,524,829	141,543	39,317	83,973	76,789,662

7.	LOAN IMPAIRMENT

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for corporate and personal loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. Currently, estimated fair values of substantially all of the Company’s impaired loans are measured based on the estimated fair value of the loan’s collateral which approximates to the carrying value due to the short term nature of the loans.

Loans whose terms are modified are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary below market rate reduction in interest rate or an extension of a loan’s stated maturity date. Non-accrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired.

Even though the Company allows a one-time loan extension with period up to the original loan period, which is usually within twelve months that may represent a loan restructuring, but the Company does not grant a concession to debtors as the principal of the loan remain the same and interest rate is fixed at current interest rate at the time of extension. Therefore, there were no troubled debt restructurings during nine months ended September 30, 2012 and year ended December 31, 2011.

8.	OTHER ASSETS

Other assets as of September 30, 2012 and December 31, 2011 consisted of:

	September 30, 2012	December 31, 2011
	(Unaudited)
Guarantee paid on behalf of customers	$-	$760,664
Prepaid interest to banks	121,011	193,442
Other prepaid expense	141,758	63,260
Others	-	10,434
	$262,769	$1,027,800

Guarantee paid on behalf of customers represent payments made by the Company to third party banks on behalf of its guarantee customers who defaulted on their loan repayments.  The Company has recovered 100% of balances as of December 31, 2011 from the customers as of April 18, 2012. Prepaid interests represent prepaid borrowing costs for its short-term bank borrowings. The balance is amortized over the period of the bank borrowings which is within 12 months.

9.	PROPERTY AND EQUIPMENT

The Company’s property and equipment used to conduct day-to-day business are recorded at cost less accumulated depreciation. Depreciation expenses are calculated using straight-line method over the estimated useful life below:

Property and equipment consist of the following:

	Useful Life	September 30, 2012	December 31, 2011
		(Unaudited)
Furniture and fixtures	5	$22,442	$22,302
Motor vehicles	44	236,227	78,260
Electronic equipments	33	90,552	82,127
Less: accumulated depreciation		(183,507)	(132,528)
Property and equipment, net		$165,714	$50,161

Depreciation expense totaled $50,233 and $35,729 for the nine months ended September 30, 2012 and 2011, respectively.

10.	SHORT-TERM BANK LOANS

			September 30, 2012	December 31, 2011
			(Unaudited)
Bank Name	Interest rate	Term
Agricultural Bank Of China	Fixed annual rate of 6.89%, guaranteed by Suzhou Dingli Real Estate Co., Ltd	From October 31, 2011 to October 30, 2012	$-	$11,795,234
Agricultural Bank Of China	Fixed annual rate of 6.89%, guaranteed by Suzhou Dingli Real Estate Co., Ltd	From November 14, 2011 to November 13, 2012	$11,868,967	$11,795,235
Agricultural Bank Of China	Fixed annual rate of 5.82%, guaranteed by Suzhou Dingli Real Estate Co., Ltd	From September 18, 2012 to September 17,2013	$5,538,851	$-
			$17,407,818	$23,590,469

As of September 30, 2012 and December 31, 2011, the short-term bank loans have maturity terms within 1 year. Interest expense incurred on short-term loans for the nine months ended September 30, 2012 and 2011 was $1,069,990 and $832,704, respectively.

11.	DEPOSITS PAYABLE

Deposits payable are security deposit required from customers in order to obtain loans and guarantees from the Company. The deposits are refundable to the customers when the customers fulfill their obligations under loan and guarantee contracts. (See Note 4)

12.	UNEARNED INCOME FROM GUARANTEE SERVICES

The Company receives guarantee commissions in full at the inception and records unearned income before amortizing it throughout the guarantee service life. Unearned income from guarantee services were $ 898,247 and $955,047 as of September 30, 2012 and December 31, 2011, respectively.

13.	OTHER CURRENT LIABILITIES

Other current liabilities as of September 30, 2012 and December 31, 2011 consisted of:

	September 30, 2012	December 31, 2011
	(Unaudited)
Accrued payroll	$275,197	$375,362
Other tax payable	155,248	132,285
Accrued expense	158,975	49,650
Other payable	6,474	62,732
	$595,894	$620,029

Other tax payable was mainly business tax payable, which is calculated at 3% of interest and fees on loans and 5% of interest on deposits with banks and commission and fees on guarantee services.

14.	OTHER OPERATING EXPENSE

Other operating expense for nine months ended September 30, 2012 and 2011 consisted of:

	For nine months ended September 30,
	2012	2011
	(Unaudited)	(Unaudited)
Depreciation and amortization	$50,233	$36,807
Travel expenses	18,329	19,763
Entertainment expenses	54,535	57,044
Decoration expenses	-	35,729
Promotion expenses	22,474	45,219
Legal consulting expenses	13,014	3,756
Car expenses	61,407	53,819
Auditing expense	183,361	-
Sundry business expense	35,724	14,267
Bank charges	184,724	-
Conference expense	4,250	12,271
Postage and telephone charge	10,038	8,540
Donations	6,341	6,164
Other expenses	116,584	115,804
Total	$761,014	$409,183

Other operating expenses mainly include depreciation and amortization expenses, entertainment expenses, bank charges and other sundry business expenses. For the nine months ended September 30, 2012 and 2011, other operating expenses were $761,014 and $409,183, respectively.

15.	EMPLOYEE RETIREMENT BENEFIT

The Company has made employee benefit contribution in accordance with Chinese relevant regulations, including retirement insurance, unemployment insurance, medical insurance, housing fund, work injury insurance and birth insurance. The Company recorded the contribution in the general administration expenses when incurred. The contributions made by the Company were $59,283 and $50,393 for the nine months ended September 30, 2012 and 2011, respectively.

16.	DISTRIBUTION OF PROFIT

On January 30, 2012 upon the verbal approval by all shareholders, the Company distributed cash dividends for the profit of the year 2011 to its shareholders in the amount of $842,554 (RMB5,316,500).

17.	INCOME TAXES AND TAX RECEIVABLE

Effective January 1, 2008, the New Taxation Law of PRC stipulates that domestically owned enterprises and foreign invested enterprises (the “FIEs”) are subject to a uniform tax rate of 25%. While the New Tax Law equalizes the tax rates for FIEs and domestically owned enterprises, preferential tax treatment may continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, regardless of whether these are domestically-owned enterprises or FIEs. In November 2009, the Jiangsu Province Government issued Su Zheng Ban Fa [2009] No. 132 which  stipulates that Micro-credit companies in Jiangsu Province is subject to a preferential tax rate of 12.5%. As a result, the Company is subject to the preferential tax rate of 12.5% for the periods presented. The taxation practice implemented by the tax authority governing the Company is that the Company pays enterprise income taxes at rate of 25% on a quarterly basis, and upon annual tax settlement done by the Company and the tax authority in five (5) months after December 31 the tax authority will refund the Company the excess enterprise income taxes it paid beyond the rate of 12.5%.

In April 2012 the Company received a notice from local tax authority that the Company’s lending business is qualified to enjoy a  preferential tax rate of 12.5% under the Su Zheng Ban Fa [2009] No. 132, however, its taxable income arising from its guarantee business still is subject to a standard tax rate of 25%. Local tax authority required the Company to implement the above-mentioned policy starting with the tax filing for 2011 which was filed in April 2012, and the policy applies to all years thereafter.  The Company evaluated the impact of the changed policy on the income tax provision on the issued financial statements of 2011, and determined the understated income tax for 2011 was approximately $159,881. The Company determined the underpayment was comparatively minimal as it accounted for 3% of net income of 2011, thus it recorded the underpayment of $159,881 in the financial statements for the nine months ended September 30, 2012. There is no underpayment penalty assessed.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the nine months ended September 30, 2012 and 2011 the Company had no unrecognized tax benefits.

17.      INCOME TAXES AND TAX RECEIVABLE (continued)

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

Income tax receivable is comprised of:

	September 30, 2012	December 31, 2011
	(Unaudited)
Income tax payable	$(387,269)	$(571,822)
Income tax receivable	941,127	1,131,099
Total income tax receivable, net	$553,858	$559,277

Income tax payables represented enterprise income tax at a rate of 25% the Company accrued for the last quarter but not paid as of September 30, 2012 and December 31, 2011. And income tax receivable represented the income tax refund the Company will receive from the tax authority in the annual income tax settlement.

Income tax expense is comprised of:

	For nine months ended September 30,
	2012	2011
	(Unaudited)	(Unaudited)

Current income tax	$1,095,138	$764,773
Deferred income tax	25,168	8,417
Total provision for income taxes	$1,120,306	$773,190

The effective tax rate for the nine months ended September 30, 2012 and 2011 are 14.56% and 12.34%, respectively.

Deferred tax liability arises from government incentive for the purpose of covering the Company’s actual loan losses and ruled that the income tax will be imposed on the subsidy if the purpose is not fulfilled within 5 years after the Company receives the subsidy.  As of September 30, 2012 and December 31, 2011, the deferred tax liability amounted to $290,818 and $264,040, respectively.

18.	RELATED PARTY TRANSACTIONS AND BALANCES

1)	Nature of relationships with related parties

Name	Relationships with the Company
Wujiang City Huiyin Silk Production Co., Ltd	A non-controlling shareholder
Yongding Company Ltd.	A non-controlling shareholder
Suzhou Dingli Real Estate Co., Ltd	A non-controlling shareholder
Hengtong Company Ltd,	A non-controlling shareholder
Mr. Xinglin Yao	General Manager of the Company
Mr. Huichun Qin	President and Director of the Company
Suzhou Rongshengda Investment Holding Co., Ltd	The shareholders of Suzhou Rongshengda Investment Holding Co., Ltd are the same as the shareholders of the Company

2)	Related party transactions

A.	Loans – Loans to related parties consisted of the following:

	For the nine months ended September 30,
	2012	2011
	(Unaudited)	(Unaudited)
Suzhou Rongshengda Investment Holding Co., Ltd		2,881,533
Mr. Xinglin Yao	-	232,054
Total	$-	$3,113,587

The loans due from Suzhou Rongshengda Investment Holding Co., Ltd is non-interest bearing and was repaid in November 2011.

The loans due from Mr. Xinglin Yao carried an annual interest rate of 10.80% and was repaid in February 2012.

18.       RELATED PARTY TRANSACTIONS AND BALANCES (continued)

B.	Loans – Loans repaid from related parties consist of the following:

	For the nine months ended September 30,
	2012	2011
	(Unaudited)	(Unaudited)
Wujiang City Huixin Silk Production Co, Ltd	-	928,218
Mr. Xinglin Yao	237,774	-
Total	$237,774	$928,218

Interest income derived from above loans to related parties are $3,236 and $64,268 for the nine months ended September 30, 2012 and 2011, respectively.

C.	Borrowings – Borrowings from related parties consist of the following:

	For the nine months ended September 30,
	2012	2011
	(Unaudited)	(Unaudited)

Yongding Group Co., Ltd	-	7,609,633
Total	$-	$7,609,633

Interest expense for the above borrowing from related parties are $0 and $260,802 for the nine months ended September 30, 2012 and 2011, respectively.

Short term borrowing from Yongding Group Co., Ltd was due on November 16, 2011 with an annual interest rate of 9%.

18.   RELATED PARTY TRANSACTIONS AND BALANCES (continued)

D.	Guarantee – Guarantee was provided to a related party for the nine months ended September 30, 2012 and 2011 as following

For nine months ended September 30,
	2012	2011
	(Unaudited)	(Unaudited)
Wujiang City Huixin Silk Production Co,. Ltd	$-	$-
Total	$-	$-

The Company provided a guarantee to a related party company during 2010 to help it obtain bank loans. The Company’s obligation under the guarantee contract was terminated on August 10, 2011 when this related party company paid off its bank loan. Commissions and fees derived from the guarantee service to the related party were nil and $10,256 for the nine months ended September 30, 2012 and 2011, respectively.

E.	Loan guarantee – Loan guarantee provided by related parties

Yongding Company Ltd, Suzhou Dingli Real Estate Co., Ltd, and Hengtong Company Ltd provided guarantee for short-term borrowings of the Company for the period ended September 30, 2012 and 2011, as disclosed in Note 10. These related parties did not charge commission on the guarantee service.

F.	Employment contract with Mr. Huichun Qin

On October 28, 2008, the Company entered an employment contract with Mr. Huichun Qin. The term of the contract was from October 21, 2008 to October 20, 2011. Mr. Qin’s title was General Manager of the Company.

18	Related party balances

Due from a related party

Amount due from related party represents loan balances as following:

	September 30, 2012	December 31, 2011
	(Unaudited)
Mr. Xinglin Yao	-	235,905
	$-	$235,905

19.	CONCENTRATION AND CREDIT RISKS

As of September 30, 2012 and December 31, 2011, the Company held cash of $1,940,517 and $3,549,644, respectively that is uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings.

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. The business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

No customer accounted for more than 10% of total loan balance as of September 30, 2012 and December 31, 2011.

20.	COMMITMENTS AND CONTINGENCIES

1)	Lease Commitments

The Company leased its principal office under a lease agreement from October 21, 2008 to September 30, 2013.  The following table sets forth the Company’s contractual obligations in future periods:

Rental payments
(Unaudited)

Within 12 months ended September 30, 2013	$190,967
Total	$190,967

2)	Guarantee Commitments

The guarantees will terminate upon payment and/or cancellation of the obligation; however, payments by the Company would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee. Generally, the average guarantee expiration terms ranged within 6 to 12 months and the average percentage of the guarantee amount as security deposit is 10%. (See Note 11)

3)	Contingencies

The Company is involved in various legal actions arising in the ordinary course of its business. As of September 30, 2012, the Company was involved in seven lawsuits all of which are related to its loan business. The Company is the plaintiff asking for the recovery of delinquent loans to customers. All these seven cases with an aggregated claim of $339,810 have been adjudicated by the court in favor of the Company and are in the process of enforcement.

21.	SUBSEQUENT EVENT

In October 2012, the Finance Department of Jiangsu Province issued Su Dai Xie 13 to mandate all financial institutes in Jiangsu Province to categorize their loan portfolio using the “ Five Categories Approach”. Loan loss reserve will be estimated based on the level of loss of each loan after categorizing the loan according to their risk.  According to the “Five Categories Approach”, the loans will be categorized as “pass”, “special-mention”, “substandard”, “doubtful” or “loss”. Normally, the provision rate is 2% for “special-mention”, 25% for “substandard”, 50% for “doubtful” and 100% for “loss”.

During the 3 months ended December 31, 2012, the Company was involved in three new lawsuits, all of which are related to its loan business. The Company is the plaintiff asking for the recovery of delinquent loans to customers. All these three cases with an aggregate claim of $1,789,647 have been adjudicated by the court in favor of the Company and are in the process of enforcement.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered hereby.  All such expenses will be borne by the registrant.

Name of Expense	Amount
Securities and Exchange Commission registration fee		$2,635.80
Legal, accounting fees and expenses (1)	$	*
Edgar Filing, printing and engraving fees (1)	$	*
Transfer Agent Fees and Expenses (1)	$	*
Miscellaneous (1)	$	*
Total	$	*

(1) Estimated
*   To be filed by amendment

ITEM 14.  Indemnification of Directors and Officers

We are a Delaware corporation.  Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation ) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise.  The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit, or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.  A similar standard of care is applicable in the case of actions by or in the right of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought determines that, despite the adjudication of liability but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the Delaware Court of Chancery or other court shall deem proper.

Our certificate of incorporation and bylaws provide that we will indemnify and advance expenses to our directors, officers and employees to the fullest extent permitted by Delaware law in connection with any threatened, pending or completed action, suit or proceeding to which such person was or is a party or is threatened to be made a party by reason of the fact that he or she is or was our director, officer or employee, or is or was serving at our request as a director, officer, employee or agent to another corporation or enterprise.

Section 102(b)(7) of the Delaware General Corporation Law provides that a Delaware corporation may in its certificate of incorporation or an amendment thereto eliminate or limit the personal liability of a director to a corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty of care, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.  Our certificate of incorporation generally provides that we will eliminate or limit the personal liability of our directors to the fullest extent permitted by law.

ITEM 15.  Recent Sales of Unregistered Securities

On May 31, 2012, we issued a total of 1,152,074 shares of our Common Stock to one consulting firm for services rendered.

On August 7, 2012, CCC entered into Share Exchange Agreements with 16 British Virgin Islands companies which are beneficially controlled by the Wujiang Shareholders.   These 16 BVI companies exchanged 100% of their outstanding capital for 9,307,373 shares of common stock of CCC. Upon consummation of the Share Exchange Agreements, the 16 BVI companies became wholly owned subsidiaries of CCC.

On August 7, 2012, we issued a total of 1,061,290 shares of our Common Stock to an aggregate of 13 investors at the purchase price of $0.001 per share pursuant to certain subscription agreements.  We received gross and net proceeds of $ 1,061 from the private placement.

Between  January 1, 2012 and September 30, 2012, we issued a total of 645 shares of Series A Preferred Stock to an aggregate of 10 investors pursuant to certain subscription agreements. We received gross and net proceeds of $322,500 from this private placement.

Between December 12, 2012 and January 7, 2013, we issued a total of 1,280 shares of Series B Preferred Stock to an aggregate of 35 investors pursuant to certain subscription agreements. We received gross and net proceeds of $320,000 from this private placement.

The above transactions were not registered under the Securities Act in reliance on an exemption from registration set forth in Section 4(2) thereof, Regulation D and/or Regulation S promulgated hereunder as a transaction by the Company not involving any public offering, the purchasers met the “accredited investor” criteria and had adequate information about the Company as required by the rules and regulations promulgated under the Securities Act.   These securities may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

ITEM 16.  Exhibits and Financial Statement Schedules

(a). Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit	Description

1.1	Form of Underwriting Agreement**
2.1	Form of Share Exchange Agreement*
3.1	Articles of Incorporation of Registrant*
3.2	Bylaws of Registrant*
3.3	Articles of Association of Wujiang Luxiang Rural Microcredit Co. Ltd.*
4.1	Specimen Common Stock Certificate**
5.1	Legal Opinion of Ellenoff Grossman & Schole LLP**
10.1	Employment Agreement between China Commercial Credit, Inc. and Huichun Qin**
10.2	Form of Exclusive Business Cooperation Agreement dated September 26, 2012*
10.3	Form of Share Pledge Agreement dated September 26, 2012*
10.4	Form of Exclusive Option Agreement dated September 26, 2012*
10.5	Form of Power of Attorney dated September 26, 2012*
10.6	Form of Timely Reporting Agreement dated September 26, 2012*
10.7	Form of Subscription Agreement between China Commercial Credit, Inc. and 13 investors dated August 7, 2012 **
10.8	Finance Agreement between Wujiang Luxiang Rural Microcredit Co. Ltd. andAgriculture Bank of China **
23.1	Consent of Marcum Bernstein & Pinchuk LLP*
23.2	Consent of Ellenoff Grossman & Schole LLP **
99.1	Form of Legal Opinion of Dacheng Law Offices**

*Filed herewith
**To be filed by amendment.

ITEM 17.  Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement(or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(6) That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Wujiang, Jiangsu Province, China, on February 14, 2013.

CHINA COMMERCIAL CREDIT, INC.

By:	/s/ Huichun Qin
Name: Huichun Qin
Title: Chief Executive Officer
(principal executive officer, principal financial officer and principal accounting officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Huichun Qin	Chief Executive Officer and Director (Principal executive officer)	February 14, 2013
Huichun Qin

/s/ Long Yi	Chief Financial Officer (Principal financial officer and principal accounting officer)	February 14, 2013
Long Yi

INDEX TO EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit	Description

1.1	Form of Underwriting Agreement**
2.1	Form of Share Exchange Agreement*
3.1	Certificate of Incorporation of Registrant*
3.2	Bylaws of Registrant*
3.3	Articles of Association of Wujiang Luxiang Rural Microcredit Co. Ltd.*
4.1	Specimen Common Stock Certificate**
5.1	Legal Opinion of Ellenoff Grossman & Schole LLP**
10.1	Employment Agreement between China Commercial Credit, Inc. and Huichun Qin**
10.2	Form of Exclusive Business Cooperation Agreement dated September 26, 2012*
10.3	Form of Share Pledge Agreement dated September 26, 2012*
10.4	Form of Exclusive Option Agreement dated September 26, 2012*
10.5	Form of Power of Attorney dated September 26, 2012*
10.6	Form of Timely Reporting Agreement dated September 26, 2012*
10.7	Form of Subscription Agreement between China Commercial Credit, Inc. and 13 investors dated August 7, 2012 **
10.8	Finance Agreement between Wujiang Luxiang Rural Microcredit Co. Ltd. andAgriculture Bank of China **
23.1	Consent of Marcum Bernstein & Pinchuk LLP*
23.2	Consent of Ellenoff Grossman & Schole LLP **
99.1	Form of Legal Opinion of Dacheng Law Offices**

*Filed herewith
**To be filed by amendment.